
13001686

A SOLID FOUNDATION FOR

DRIVING GROWTH


dot HILL

2012 Annual Report

DEAR FELLOW STOCKHOLDERS,

During 2012, the macro environment and secular headwinds facing the IT industry in general and the storage sector in particular, made revenue growth difficult; however, we were able to report non-GAAP revenues of $196.7 million, which was flat on a year-over-year basis. In spite of these headwinds, we posted an impressive 38 percent growth in our vertical markets non-GAAP revenue. Within our verticals, we saw very strong growth in the media and entertainment industry and with various original equipment manufacturer (OEM) partners serving the build-out of fourth generation telecommunications infrastructure. In contrast, non-GAAP revenues in our Server OEM business, which includes Hewlett-Packard (HP), Dell, Stratus, Wipro, and now AMD, declined about nine percent from 2011. However, excluding our largest customer, non-GAAP revenues from our Server OEM group grew 12 percent annually. Our relationship with our largest customer remains very strong and together we have shipped over 180,000 arrays.


VERTICAL MARKETS: NON-GAAP ANNUAL REVENUE ($M)
$50
$40
$30
$20
$10
0
$26
$35
$48
2010
2011
2012


NON-GAAP GROSS MARGIN %
30%
25%
20%
15%
18.2%
26.4%
27.9%
2010
2011
2012

We are also pleased that our non-GAAP gross margin improvement continued in 2012. We attained non-GAAP gross margin of 27.9 percent, up from 26.4 percent in 2011 (see GAAP to non-GAAP reconciliation tables on pages 1 & 2). We expect this trend to continue in 2013 due to a more favorable customer and product mix.

In August 2012, we introduced our new 4000 and Pro 5000 series midrange products. During the fourth quarter of 2012, we installed 18 seed units of the Pro 5000 and by the end of the year, two of those were converted to sales. Most of the incremental vertical OEM opportunities we are pursuing are based on the new 4000 series products, which boast best-in-class price/performance for embedded storage solutions. In addition, we expect to launch the first of our next generation entry-level products during the summer of 2013. Our product lineup has never been richer or more competitive.

We believe that our strategic market and product expansion initiatives are working and will drive the growth of our company in 2013 and beyond. These initiatives were designed to achieve three fundamental objectives:

The first is topline growth. While flat year-over-year revenue performance does not seem very impressive, the 38 percent non-GAAP revenue growth we achieved in the vertical markets is impressive. We expect further growth in 2013 in these markets with the pipeline we have built. We also anticipate that our Server OEM business will stabilize in 2013.

The second objective is revenue diversification. In 2011, our largest customer represented 74 percent of our non-GAAP revenue. The same customer represented only 66 percent in 2012, which showed progress in the right direction. We believe this trend will continue in 2013 as we ramp new vertical market partners.

The third objective is margin expansion. Our non-GAAP gross margin for the fourth quarter of 2012 was 28.3 percent compared with 25.4 percent in the same period of 2011. Our 4000 and Pro 5000 series midrange products generally have higher margins than our legacy 3000 series and are, therefore, part of the margin expansion story. We expect continued margin expansion in 2013 as well, a direct reflection of both improving customer and product mix.

Furthermore, we believe that Dot Hill specific growth catalysts will also drive future growth. These catalysts helped to generate 38 percent growth in vertical market non-GAAP revenues in 2012 and we believe they will also assist in continued growth in 2013. The catalysts include:

- A consolidating competitive storage landscape,
- The launch of new midrange products that increased our total available market by over $6 billion into IDC Price Bands 4 and 5, and
- Our focus on specific vertical markets, including Media & Entertainment, Oil & Gas, Telco Central Office, Big Data Analytics and Digital Image Archiving.

Our OEM sales cycle pipeline is dynamic and we continue to develop new prospects and move current opportunities through the four phases of the pipeline, from the first active engagement with a new prospect to launch and ramp of their new offerings based on our products. It is important to note that many of our current deals are competitive displacements and therefore not dependent on the economy or overall storage sector performance for us to grow. It is these deals that we expect will drive our growth later in 2013 and into 2014.

I believe we made solid progress in 2012. While it remains a difficult but improving environment, we are executing on our strategic initiatives, our vertical markets business is showing impressive growth and our deal pipeline is strong and growing.

We look forward to leveraging the foundation we built in 2012 to drive growth in 2013. I want to thank our dedicated and talented employees whose strong efforts in 2012 have laid a solid foundation for 2013 and beyond. I would also like to thank our stockholders, customers and suppliers for their continued support of Dot Hill.

Sincerely,

Dana W. Kammersgard
President and Chief Executive Officer

UNAUDITED RECONCILIATION OF CONSOLIDATED NON-GAAP MEASURES

(in thousands)	2008	2009	2010	2011	**2012**
Net revenue, as reported	$272,879	$234,383	$251,838	$195,827	**$194,548**
Effect of revenue from discontinued operations			656	1,634	**360**
Non-GAAP net revenue, from continuing and discontinued operations	$272,879	$234,383	$252,494	$197,461	**$194,908**
Effect of ITC revenue	—	—	(656)	(1,634)	**(360)**
Effect of long-term contract SW revenue	—	—	—	—	**2,141**
Effect of warrants	2,282	—	—	1,007	**—**
Non-GAAP net revenue	$275,161	$234,383	$251,838	$196,834	**$196,689**
Gross profit, as reported	$ 30,388	$ 37,827	$ 44,185	$ 45,283	**$ 48,371**
Gross margin % as reported	*11.1%*	*16.1%*	*17.5%*	*23.1%*	***24.9%***
Effect of gross profit from discontinued operations	—	—	(1,355)	(3,650)	**(2,141)**
Non-GAAP gross profit from continuing and discontinued operations	30,388	37,827	42,830	41,633	**46,230**
Gross margin % from continuing and discontinued operations	*11.1%*	*16.1%*	*17.0%*	*21.1%*	***23.7%***
Effect of stock-based compensation	377	382	489	828	**618**
Effect of severance costs	246	—	37	13	**71**
Effect of warrants	2,282	—	—	1,007	**—**
Effect of gain from insurance recovery	—	—	—	(555)	**—**
Effect of power supply component failures	—	—	—	4,270	**—**
Effect of ITC revenue	—	—	(656)	(1,634)	**(360)**
Effect of ITC expenses	—	—	1,143	1,418	**673**
Effect of long-term contract SW revenue	—	—	—	—	**2,141**
Effect of long-term contract SW cost	—	—	—	—	**2,885**
Effect of intangible asset impairment	—	—	—	2,928	**1,647**
Effect of intangible asset amortization	—	—	2,004	2,054	**952**
Non-GAAP gross profit	$ 33,293	$ 38,209	$ 45,847	$ 51,962	**$ 54,857**
Non-GAAP gross margin %	*12.1%*	*16.3%*	*18.2%*	*26.4%*	***27.9%***
Net loss, as reported	$ (25,765)	$ (13,625)	$ (13,251)	$ (22,024)	**$ (14,950)**
Effect of currency (gain) loss	(586)	148	(189)	(254)	**555**
Effect of stock-based compensation	2,884	2,822	3,003	5,385	**3,724**
Effect of goodwill impairment	5,432	—	—	4,140	**—**
Effect of contingent consideration	—	(649)	(144)	21	**(5)**
Effect of restructuring charge	813	2,430	2,196	668	**639**
Effect of intangible asset amortization	1,559	1,135	2,004	2,054	**952**
Effect of gain from insurance recovery	—	—	—	(555)	**—**
Effect of power supply component failures	—	—	—	4,270	**49**
Effect of ITC expenses	—	—	5,220	6,847	**2,258**
Effect of ITC revenue	—	—	(656)	(1,634)	**(360)**
Effect of long-term contract SW revenue	—	—	—	—	**2,141**
Effect of long-term contract SW cost	—	—	—	—	**2,885**
Effect of long-term contract SW deferred cost	—	—	—	—	**(3,562)**
Effect of intangible asset impairment	—	—	—	2,928	**1,647**
Effect of legal settlement	(3,836)	—	—	—	**—**
Effect of warrants	2,282	—	—	1,007	**—**
Effect of severance costs	533	—	95	126	**327**
Effect of Cloverleaf acquisition costs	—	469	314	—	**—**
Non-GAAP net income (loss)	$ (16,684)	$ (7,270)	$ (1,408)	$ 2,979	**$ (3,700)**
Non-GAAP net income (loss)	$ (16,684)	$ (7,270)	$ (1,408)	$ 2,979	**$ (3,700)**
Interest expense less ITC	57	57	36	43	**38**
Income tax expense	191	(40)	213	129	**749**
Depreciation less ITC	4,274	1,736	1,749	2,205	**2,500**
Non-GAAP EBITDA	$ (12,162)	$ (5,517)	$ 590	$ 5,356	**$ (413)**

UNAUDITED RECONCILIATION OF CONSOLIDATED NON-GAAP MEASURES

(in thousands)	Three Months Ended December 31, 2011	**2012**
Net revenue, as reported	$47,021	**$44,019**
Effect of revenue from discontinued operations	16	**128**
Non-GAAP net revenue, from continuing and discontinued operations	$47,037	**$44,147**
Effect of ITC revenue	(16)	**(128)**
Effect of long term contract SW revenue	—	**2,141**
Effect of issuance of warrant to customer	1,007	**—**
Non-GAAP net revenue	$48,028	**$46,160**
Gross profit, as reported	$ 8,799	**$ 7,877**
Gross margin % as reported	*18.7%*	***17.9%***
Effect of gross profit from discontinued operations	(505)	**—**
Non-GAAP gross profit from continuing and discontinued operations	$ 8,294	**$ 7,877**
Gross margin % from continuing and discontinued operations	*17.6%*	***17.8%***
Effect of stock-based compensation	158	**135**
Effect of severance costs	—	**4**
Effect of issuance of warrant to customer	1,007	**—**
Effect of gain from insurance recovery	—	**—**
Effect of power supply component failures	1,970	**—**
Effect of ITC revenue	(16)	**(128)**
Effect of ITC expenses	293	**128**
Effect of long term contract SW revenue	—	**2,141**
Effect of long term contract SW cost	—	**2,885**
Effect of intangible asset impairment	—	**—**
Effect of intangible asset amortization	493	**—**
Non-GAAP gross profit	$12,199	**$13,042**
Non-GAAP gross margin %	*25.4%*	***28.3%***

NON-GAAP REVENUE DETAIL BY MARKET

(in thousands)	Twelve Months Ended December 31, 2010	2011	**2012**
HP	$144,705	$145,757	**$130,253**
Network Appliance	65,603	—	**—**
Other Server OEMs	6,819	10,022	**11,193**
Total Server OEMs	$217,127	$155,779	**$141,446**
Vertical Markets	26,015	34,909	**48,352**
Service	8,695	6,146	**6,891**
Total Non-GAAP Revenue	$251,838	$196,834	**$196,689**

The Company's non-GAAP financial measures exclude the impact of stock-based compensation expense, legal settlements and their associated expenses, intangible asset amortization, restructuring and severance charges, charges or credits for contingent consideration adjustments, charges for impairment of goodwill and other long-lived assets, contra-revenue charges from the extension of customer warrants, the recognition of deferred and amortized revenue and costs related to a long-term software contract which were deferred in the Company's GAAP financial statements, specific and significant warranty claims arising from a supplier's defective products, impacts associated with the AssuredUVS software business, which the Company has substantially closed down, and the effects of foreign currency gains or losses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors that is indicative of the Company's core operating results and facilitates comparison of operating results across reporting periods. The Company used these non-GAAP measures when evaluating its financial results as well as for internal resource management, planning and forecasting purposes. These non-GAAP measures should not be viewed in isolation from or as a substitute for the Company's financial results in accordance with GAAP.

DOT HILL SYSTEMS CORP.

NOTICE OF 2013
ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT AND FORM 10K


dot HILL®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to § 240.14a-12

Dot Hill Systems Corp.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box)

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(6) Amount Previously Paid:

(7) Form, Schedule or Registration Statement No.:

(8) Filing Party:

(9) Date Filed:

DOT HILL SYSTEMS CORP.
1351 South Sunset Street
Longmont, Colorado 80501

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 6, 2013

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Dot Hill Systems Corp., a Delaware corporation (the "Company"). The meeting will be held on May 6, 2013 at 8:30 a.m. local time at our office located at 1841 Lefthand Circle, Longmont, Colorado, 80501 for the following purposes:

1. To elect the three nominees for director named herein to hold office until the 2016 Annual Meeting of Stockholders.
2. To approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in this proxy statement.
3. To ratify the selection by the Audit Committee of our Board of Directors of Deloitte & Touche LLP, as independent registered public accounting firm of the Company for its fiscal year ending December 31, 2013.
4. To conduct any other business properly brought before the meeting. These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is March 25, 2013. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Important Notice Regarding the Availability of Proxy Materials for the 2013 Annual Meeting of Stockholders to be held on May 6, 2013 at 8:30 a.m. local time at 1841 Lefthand Circle, Longmont, Colorado, 80501.

The proxy statement and annual report to stockholders are available at *http://www.proxyvote.com*. The Board of Directors recommends that you vote FOR each of the proposals identified above.

By Order of the Board of Directors

/s/ DANA W. KAMMERSGARD

Dana W. Kammersgard
President and Chief Executive Officer

Longmont, Colorado
April 8, 2013

Our 2012 Annual Report, which includes financial statements, is being mailed with the proxy statement accompanying this notice. Kindly notify Dot Hill Systems Corp., Investor Relations Department, 1351 South Sunset Street, Longmont, Colorado 80501, telephone (800) 704-3171, if you did not receive a report and a copy will be sent to you.

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy card as instructed in the proxy statement accompanying this notice as promptly as possible in order to ensure your representation at the meeting, or you may vote over the telephone or the internet by following the instructions in the proxy statement accompanying this notice on your proxy card. A return envelope (which is postage prepaid if mailed in the United States) has been provided for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

This page intentionally left blank

DOT HILL SYSTEMS CORP.
1351 South Sunset Street
Longmont, Colorado 80501

PROXY STATEMENT
FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON May 6, 2013

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

In this proxy statement, "Dot Hill," "the Company," "we," "us" and "our" refer to Dot Hill Systems Corp. and its wholly-owned subsidiaries.

Why am I receiving these materials?

We have sent you these proxy materials because the Board of Directors of Dot Hill is soliciting your proxy to vote at the 2013 Annual Meeting of Stockholders, including at any adjournments or postponements of the meeting. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy over the telephone or through the internet.

We intend to mail these proxy materials on or about April 8, 2013 to all stockholders of record entitled to vote at the annual meeting.

How do I attend the annual meeting?

The meeting will be held on May 6, 2013 at 8:30 am local time at our office located at 1841 Lefthand Circle, Longmont, Colorado, 80501. Directions to the annual meeting may be found at http://www.dothill.com/wp-content/uploads/2012/11/CorporateAddress.pdf. Information on how to vote in person at the annual meeting is discussed below.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on March 25, 2013, the record date for the annual meeting, will be entitled to vote at the annual meeting. On this record date, there were 58,616,668 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on March 25, 2013 your shares were registered directly in your name with Dot Hill's transfer agent, American Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card, or vote by proxy over the telephone or on the internet as instructed below, to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If on March 25, 2013 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- Election of the Board of Directors' nominees, Charles F. Christ, Barry A. Rudolph and Debra E. Tibey, to hold office until the 2016 Annual Meeting of Stockholders;
- Advisory approval of the compensation of the Company's named executive officers, as disclosed in this proxy statement in accordance with Securities and Exchange Commission, or SEC, rules; and
- Ratification of selection by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

What if another matter is properly brought before the meeting?

The Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting.

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card, vote by proxy over the telephone, or vote by proxy through the internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and promptly return it in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free (800) 690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time on May 5, 2013 to be counted.
- To vote through the internet, got to *http://www.proxyvote.com* to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m. Eastern Time on May 5, 2013 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Dot Hill. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the internet as instructed by your broker or bank. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

Internet proxy voting may be provided to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 25, 2013, the record date for the annual meeting.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "For" the election of the three nominees for director; "For" the advisory approval of the compensation of our named executive officers; and "For" the ratification of the selection of Deloitte & Touche LLP as our independent auditors. If any other matter is properly presented at the meeting, one of the individuals named on your proxy card as your proxy will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one set of proxy materials?

If you receive more than one set of proxy materials, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the proxy cards in the proxy materials to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or through the internet.
- You may send a timely written notice that you are revoking your proxy to the Company's Secretary at 1351 South Sunset Street, Longmont, Colorado 80501.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or internet proxy is the one that is counted.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 9, 2013, to the Company's Secretary at 1351 South Sunset Street, Longmont, Colorado 80501. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so no later than the close of business on February 7, 2014 and no earlier than January 8, 2014. You are also advised to review the Company's Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count, for the proposal to elect directors, votes "For," "Withhold" and broker non-votes; and, with respect to other proposals, votes "For" and "Against," abstentions and, if applicable, broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes will have no effect and will not be counted towards the vote total.

What are "broker non-votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange, or NYSE, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested) and executive compensation, including the advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation.

How many votes are needed to approve each proposal?

- For the election of directors, the three nominees receiving the most "For" votes from the holders of shares present in person or represented by proxy and entitled to vote on the election of directors will be elected. Only votes "For" or "Withheld" will affect the outcome.

- Proposal No. 2, advisory approval of the compensation of the Company's named executive officers, will be considered to be approved if it receives "For" votes from the holders of a majority of shares either present in person or represented by proxy and entitled to vote. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

- To be approved, Proposal No. 3, ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2013, must receive "For" votes from the holders of a majority of shares present in person or by proxy and entitled to vote. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present at the meeting in person or represented by proxy. On the record date, there were 58,616,668 shares outstanding and entitled to vote. **Thus, the holders of 29,308,335 shares must be present in person or represented by proxy at the meeting to have a quorum.** Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the annual meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

What proxy materials are available on the internet?

The proxy statement and annual report to stockholders are available at ***www.proxyvote.com.***

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Certificate of Incorporation provides that our Board of Directors shall be divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on our Board may be filled only by persons elected by a majority of the remaining directors. A director elected by our Board to fill a vacancy in a class shall serve for the remainder of the full term of that class and until the director's successor is elected and qualified. This includes vacancies created by an increase in the number of directors.

Our Board of Directors currently consists of seven members. There are three directors in the class whose term of office expires at the 2013 Annual Meeting of Stockholders, Charles F. Christ, Barry A. Rudolph and Debra E. Tibey. Each of the nominees named above is currently a director of the Company who was previously elected by our stockholders.

Directors are elected by a plurality of the votes present at the meeting or represented by proxy and they are entitled to vote at the meeting. The three nominees receiving the most "For" votes (from the holders of votes of shares present in person or represented by proxy and entitled to vote on the election of directors) will be elected. If no contrary indication is made, shares represented by executed proxies will be voted "For" the election of the three nominees named above or, if any nominee becomes unavailable for election as a result of an unexpected occurrence, "For" the election of a substitute nominee designated by our Board of Directors. Proxies cannot be voted for a greater number of persons than the number of nominees named in this proxy statement. The three nominees have consented to be named in this proxy statement and agreed to serve as directors if elected, and our management has no reason to believe that the three nominees will be unable to serve. We invite all of our directors and nominees for director to attend our annual meeting of stockholders. All of our then directors attended our 2012 Annual Meeting of Stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH NOMINEE NAMED ABOVE.

The following is biographical information as of February 1, 2013 for the nominees for director and each director whose term will continue after the2013 Annual Meeting of Stockholders.

The Nominating and Corporate Governance Committee seeks to assemble a Board that, as a whole, possesses the appropriate balance of professional and industry knowledge, financial expertise and high-level management experience necessary to oversee and direct the Company's business. To that end, the Nominating and Corporate Governance Committee has identified and evaluated nominees in the broader context of the Board's overall composition, with the goal of recruiting members who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment and other qualities that the Nominating and Corporate Governance Committee views as critical to effective functioning of the Board. The brief biographies below include information, as of the date of this proxy statement, regarding the specific and particular experience, qualifications, attributes or skills of each director or nominee that led the Nominating and Corporate Governance Committee to recommend that person as a nominee. However, each of the members of the Nominating and Corporate Governance Committee may have a variety of reasons why he believes a particular person would be an appropriate nominee for the Board, and these views may differ from the views of other members.

Name	Age	Position
Charles F. Christ	73	Chairman of the Board
Dana W. Kammersgard	57	President, Chief Executive Officer and Director
Thomas H. Marmen	69	Director
Richard Mejia, Jr.	64	Director
Barry A. Rudolph	58	Director
Roderick M. Sherwood, III	59	Director
Debra E. Tibey	53	Director

Nominees for Election for a Three-Year Term Expiring at our 2016 Annual Meeting of Stockholders

Charles F. Christ has served as our Chairman of the Board since July 2000. From 1997 to 1998, Mr. Christ served as President, Chief Executive Officer and a director of Symbios, Inc. (acquired by LSI Logic in 1998), a designer, manufacturer and provider of storage systems, as well as client-server integrated circuits, cell-based applications-specific integrated circuits and host adapter boards. He was Vice President and General Manager of the Components Division of Digital Equipment Corp. (DEC), where he launched and managed StorageWorks, DEC's storage division. Mr. Christ received an M.B.A. degree from Harvard Business School, and completed his undergraduate degree earning a Bachelor in Industrial Engineering at General Motors Institute, now known as Kettering University. The Nominating and Corporate Governance Committee believes that Mr. Christ's storage technology experience, including his prior executive level leadership and Chief Executive Officer experience, give him the operational expertise, breadth of knowledge and valuable understanding of our industry which qualify him to serve as a director and to lead the Board of Directors as Chairman.

Barry A. Rudolph has served as a Director of the Company since February 2012. Until his retirement from IBM in November 2010, Mr. Rudolph, who began his career in January 1978, held numerous senior level positions with IBM for over 15 years in a variety of functional areas, including operations, engineering, product development, test and assurance, program management, field support and direct manufacturing. Most recently he was Vice President, System Networking, with responsibility for delivering overall networking product strategy, portfolio management and profit and loss management over each of the products in the group. Prior to this assignment, Mr. Rudolph was Vice President, Strategy and Stack Integration for IBM Storage, responsible for establishing the overall strategy, driving all decisions on portfolio investments for the storage business and integrating with other areas within IBM including IBM's Global Services and Software organizations. Prior positions Mr. Rudolph held include Vice President for IBM's Disk, SAN & NAS Storage Systems where he was responsible for all aspects of the Disk, SAN and NAS storage business within IBM, including profit and loss, product portfolio investments, go-to market strategy and execution and customer support. He has also held an identical role with responsibility for IBM's tape business. Mr. Rudolph holds a Bachelor of Science degree in Engineering and a Master of Science in Electrical Engineering from San Diego State University and an MBA from Santa Clara University.

Debra E. Tibey has served as a Director of the Company since May 2011. Ms. Tibey has over 25 years of executive management leadership and is currently the CEO of Tibey & Associates, a consulting practice predominately serving the Information Technology and Healthcare industries. Prior to starting Tibey & Associates, Ms. Tibey worked in various positions with Ingram Micro, with her final position being senior vice president of sales with responsibility for the domestic sales organization which consisted of 1,400 associates and eight customer sales divisions consisting of VARS, System Integrators, Direct Marketers, SMB, Enterprise, OEMs, Retail and Outsourcing. With her knowledge and extensive IT background, she has worked in every segment of the channel, including distribution, OEMs, system integrators, manufacturers and resellers. Ms. Tibey has in-depth knowledge and practical experience in sales, marketing and channel development. Ms. Tibey has also worked for a public board for seven years and has experience sitting on all committees, including Chairman of Special Committee.

Directors Continuing in Office Until the 2014 Annual Meeting of Stockholders

Dana W. Kammersgard has served as our President since August 2004. In March 2006, Mr. Kammersgard was appointed as a member of our Board of Directors and our Chief Executive Officer and President. From August 1999 to August 2004, Mr. Kammersgard served as our Chief Technical Officer. Mr. Kammersgard was a founder of Artecon, Inc., our predecessor company, and served as a director from its inception in 1984 until the merger of Artecon with Box Hill Systems Corp. to become Dot Hill in August 1999. At Artecon, Mr. Kammersgard served in various positions since 1984, including Secretary and Senior Vice President of Engineering from March 1998 until August 1999 and as Vice President of Sales and Marketing from March 1997 until March 1998. Prior to co-founding Artecon, Mr. Kammersgard was the Director of Software Development at CALMA, a division of General Electric Company. Mr. Kammersgard holds a B.A. in Chemistry from the University of California, San Diego. The Nominating and Corporate Governance Committee believes Mr. Kammersgard's experience as a founder of Artecon, his knowledge of storage technology and the storage industry, as well his experience of leading operations, sales and marketing and software and hardware development give him the breadth of knowledge and leadership capabilities to serve as the Company's Chief Executive Officer and President and as a member of the Board of Directors.

Richard Mejia, Jr. has served as a member of our Board of Directors since September 2008. In July 2008, Mr. Mejia retired from the San Diego office of Ernst & Young LLP, a public accounting firm, after 38 years of service where he served as partner for the last 25 years. During his 20 years in San Diego, his focus was on technology and life sciences companies and he held practice leadership positions for the Pacific Southwest area of the firm. He has extensive experience with mergers and acquisitions, securities offerings and other private and public financings. He has also worked closely with public company boards in implementing corporate governance initiatives and compliance requirements. Mr. Mejia holds a B.S. in Accounting from the University of Southern California. The Nominating and Corporate Governance Committee believes that Mr. Mejia's vast experience in public accounting as a Certified Public Accountant and mergers and acquisitions and financings give him the financial expertise and breadth of knowledge to serve as a director of the Company and to provide direction and oversight to the Company's financial reporting and business controls and the governance framework established within the Company.

Directors Continuing in Office Until the 2015 Annual Meeting of Stockholders

Thomas H. Marmen has served as a member of our Board of Directors since November 2008. Mr. Marmen has over 30 years of experience in the storage and semiconductor manufacturing industries. During his career, he has been involved with various start-ups, global enterprises and turnaround situations. Most recently, from April 2006 to April 2007, Mr. Marmen served as the President and Chief Executive officer of TimeLab Corporation, a semiconductor company. Prior to joining TimeLab, from January 2001 to December 2005, he was vice President and General Manager for Broadcom Corporation, a broad-based semiconductor provider, where he was responsible for all aspects of the storage line of business including marketing, engineering and technical support for end-users. Mr. Marmen has also held various positions at other companies including RAIDCore Corp. where he was the company's Chief Executive Officer, Quantum Corp. where he served as Senior Vice President and General Manager for the High End Storage Division, Adaptec Inc. as its Corporate Vice President in the Enterprise Solutions Group and Materials Research Corporation (a subsidiary of SONY Corp.) as President and Chief Executive officer. In addition he spent 18 years at Digital Equipment Corporation holding various management positions in the company's storage, memory, disk drive and semiconductor businesses. Mr. Marmen formerly served as the Lead Director at Ciprico Inc., which voluntarily filed for Chapter 11 bankruptcy in July 2008. The Nominating and Corporate Governance Committee believes that Mr. Marmen's storage and technology experience, including his prior Chief Executive Officer and other executive level operations experience, give him a breadth of knowledge and valuable understanding of our industry which qualify him to serve as a director.

Roderick M. Sherwood, III has served as a member of our Board of Directors since June 2006. Mr. Sherwood has served as Chairman of Multivision Media International, LLC since January 2012. Mr. Sherwood also has served as Chairman and CEO of Cinémoi North America, LLC since July 2013. Mr. Sherwood served as President and Chief Financial Officer of Westwood One, Inc., a radio and TV content provider and broadcasting company, from 2008 to November 2011. From 2005 to 2008, Mr. Sherwood served as Chief Financial Officer of Operations for The Gores Group, LLC, a private equity firm. From 2002 until 2005, Mr. Sherwood was Senior Vice President and Chief Financial Officer for Gateway, Inc. where he was responsible for corporate financial operations, processes and controls, treasury activities and cost reduction programs. He was also integrally involved in Gateway's acquisition of eMachines. Prior to his tenure with Gateway, Mr. Sherwood was Executive Vice President and Chief Financial Officer for Opsware, Inc. (formerly Loudcloud, Inc.). Mr. Sherwood has over 25 years of experience in successful financial and operations capacities for companies such as Chrysler Corporation and Hughes Electronics Corporation (including DirectTV). Mr. Sherwood received his MBA degree from Harvard Business School and holds an Honors Bachelor of Arts Degree, with Distinction, in Economics from Stanford University. The Nominating and Corporate Governance Committee believes that Mr. Sherwood's financial and operational experience in numerous roles including Chief Financial Officer for public companies in the technology industry, in private equity and more recently, as President and Chief Financial Officer of a public company, give him the financial and operational expertise and breadth of knowledge to serve as a director of the Company and provide direction and oversight to the Company's financial reporting and business controls environment and operating functions of the Company.

Named Executive Officers

The following is biographical information as of February 1, 2013 for our executive officer not discussed above.

Name	Age	Position	Officer Since
Hanif I. Jamal (1)	52	Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary	July 2006

(1) Named executive officer.

All officers are elected by our Board of Directors and serve at the pleasure of our Board of Directors as provided in our Bylaws.

Hanif I. Jamal has served as our Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary since July 2006. Prior to joining Dot Hill, Mr. Jamal served as Vice President and Corporate Treasurer for Gateway Inc., a provider of computer related products and services, from 2004 to 2006. Prior to joining Gateway in 2002, Mr. Jamal served in a number of leadership positions over 17 years with Hewlett-Packard Company in their customer financing division, HP Technology Finance. Mr. Jamal led HP's customer financing operations in North America, Latin America and Europe and was also Vice President and General Manager for HP's Commercial and Consumer Financing Division. In 1998, he established Hewlett-Packard International Bank in Dublin, Ireland, and served as Managing Director through 2000. Mr. Jamal holds an MBA from Stanford Graduate School of Business and a Bachelor of Science degree, with Honors, in Management Sciences from the University of Manchester Institute of Science and Technology in the United Kingdom.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independence of the Board of Directors

As required under the NASDAQ Stock Market, or NASDAQ, listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his family members, and the Company, its senior management and its independent auditors, the Board has affirmatively determined that our directors are independent directors within the meaning of the applicable NASDAQ listing standards, except for Mr. Kammersgard, our President and Chief Executive Officer, who is not an independent director by virtue of his employment with the Company. In making this determination, the Board found that none of the directors or the nominees for director, with the exception of Mr. Kammersgard, had a material or other disqualifying relationship with the Company.

Board Leadership Structure

Our Board of Directors has an independent chair, Mr. Christ, who has authority, among other things, to call and preside over Board meetings, including meetings of the independent directors, to set meeting agendas and to determine materials to be distributed to the Board. Accordingly, the Board Chair has substantial ability to shape the work of the Board. The Company believes that separation of the positions of Board Chair and Chief Executive Officer reinforces the independence of the Board in its oversight of the business and affairs of the Company. However, the Board reserves the right to modify this policy based on changes in our organization or business environment. The Board believes continued flexibility with respect to separating or combining the roles is the best approach at this time so as to provide the most appropriate leadership structure as we continue to undergo rapid growth and are required to adapt and respond to new challenges and a rapidly changing business and regulatory environment.

In addition, the Company believes that having an independent Board Chair creates an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board to monitor whether management's actions are in the best interests of the Company and its stockholders. The Chairman of the Board also communicates with the Chief Executive Officer on a regular basis. This structure ensures a greater role of oversight for the independent directors with the Chairman of the Board serving as a key interface between the independent directors and our management. As a result, the Company believes that having an independent Board Chair can enhance the effectiveness of the Board as a whole.

Role of the Board in Risk Oversight

One of the board's key functions is informed oversight of the Company's risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic and operational risk exposure, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance guidelines and the selection of prospective Board members and their qualifications. Our Compensation Committee, in conjunction with the Audit Committee, assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. The board reviews, typically on a quarterly basis, the most critical risks facing the Company and associated mitigation plans and meets with management and the applicable Board committees, at least annually, to evaluate and monitor respective areas of oversight. The board also reviews, at least annually, a succession plan for the companies named executive officers. Both the Board as a whole and the various standing committees receive periodic reports from individuals responsible for risk management as well as incidental reports as matters may arise. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible.

Meetings of the Board of Directors and Board and Committee Member Attendance

The Board of Directors met ten times during fiscal 2012. Each Board member attended 75% or more of the aggregate number of meetings of the Board and of the committees on which he/she served and held during the portion of fiscal 2012 for which he/she was a director or committee member.

As required under applicable NASDAQ listing standards, in fiscal 2012, the Company's independent directors met in regularly scheduled executive sessions at which only independent directors were present. All of the committees of our Board of Directors are comprised entirely of directors determined by the Board to be independent within the meaning of the applicable NASDAQ listing standards.

Information Regarding Committees of the Board of Directors

The Board has three regularly standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides current membership and meeting information for fiscal 2012 for each of the Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance
Charles Christ	X		(*)
Thomas H. Marmen		X	
Richard Mejia, Jr.	X		X
Barry A. Rudolph		X	
Roderick M Sherwood, III	(*)	X	X
Debra Tibey		(*)	
Total meetings in fiscal 2012	5	5	5

(*) Committee Chairperson

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding "independence" and that each member is free of any relationship that would impair his individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee operates pursuant to a written charter that is available on our website at *http://www.dothill.com*. The Audit Committee met five times during the fiscal year ended December 31, 2012. During fiscal 2012, the Audit Committee consisted of Messrs. Mejia, Sherwood and Christ, with Mr. Sherwood serving as Chair.

The functions of the Audit Committee include, among other things: overseeing our corporate accounting and financial reporting process, the quality and integrity of our financial statements and reports and the qualifications, independence and performance of the registered public accountants engaged as our independent auditors; providing oversight assistance with respect to ethical compliance programs as established by management and our Board of Directors; determining whether to retain or terminate our existing independent auditors or to appoint and engage new independent auditors; reviewing and approving the retention of our independent auditors to perform any proposed permissible non-audit and audit-related services; monitoring the rotation of partners of our independent auditors on our engagement team as required by law; reviewing and approving the financial statements to be included in our Annual Report on Form 10-K; discussing with our management and our independent auditors the results of our annual audit and the results of the reviews of our quarterly financial statements; reviewing and approving related party transactions; and providing oversight of the internal audit and risk advisory function, establishing an internal audit plan, and reviewing the results of our internal audits, process improvements and Sarbanes-Oxley testing of our internal controls. The committee reviews and monitors risks facing Dot Hill and management's approach to addressing these risks, including significant financial and liquidity risks and exposures and risks relating to litigation and other proceedings and regulatory matters that may have a significant impact on Dot Hill's financial statements. The committee reviews all significant financial press releases and scripts for management earnings calls prior to their issuance to provide input on presenting a balanced perspective of the Company's historical and potential future performance. The charter of the Audit Committee grants the Audit Committee full access to all of our books, records, facilities and personnel, as well as authority to obtain, at our expense, advice and assistance from internal and external legal, accounting, tax or other advisors and consultants and other external resources that the Audit Committee considers necessary or appropriate in the performance of its duties.

The Board of Directors reviews the NASDAQ listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of the Company's Audit Committee are independent (meeting the requirements for independence currently set forth in Rule 5605(c)(2)(A)(i) of the NASDAQ Marketplace Rules). The Board of Directors has also determined that Messrs. Mejia and Sherwood qualify as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission, or SEC, rules. The Board made a qualitative assessment of Messrs. Mejia's and Sherwood's level of knowledge and experience based on a number of factors, including their formal education and experience in financial investment firms, as a partner at Ernst & Young LLP and as a Chief Financial Officer for public reporting companies, respectively.

As part of our effort to continually improve the Company's risk management and internal processes and controls, with the support of the Audit Committee, management engaged KPMG Advisory Services, or KPMG, in 2008 to assist us with establishing an internal risk advisory function. The risk advisory group was tasked for 2012, to assist the Company with Sarbanes-Oxley Section 404 assistance. KPMG's appointment in 2008 was a proactive step that we took to create an internal risk advisory function, consolidate our Sarbanes-Oxley testing activities and enable us to better coordinate Sarbanes-Oxley testing with our external auditors.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The purpose of the Audit Committee is to assist the Board in its general oversight of our financial reporting, internal controls and audit functions. The Audit Committee charter describes in greater detail the full responsibilities of the Audit Committee. During 2012, the members of the Audit Committee were Messrs. Mejia, Sherwood and Christ.

The Board has determined that all members of the Audit Committee are independent (meeting the requirements for independence currently set forth in Rule 5605(c)(2)(A)(i) of the NASDAQ Marketplace Rules).

Management is responsible for the financial statements and reporting process including the system of internal controls. Our independent auditors are responsible for performing an audit of our financial statements and expressing an opinion as to their conformity with generally accepted accounting principles. The Audit Committee oversees and reviews these processes and has reviewed and discussed the financial statements with management and our independent auditors. The Audit Committee is not, however, employed by Dot Hill, nor does it provide any expert assurance or professional certification regarding our financial statements. The Audit Committee relies, without independent verification, on the accuracy and integrity of the information provided and representations made by management.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent accountants a formal written statement describing all relationships between the accountants and us that might bear on the accountants' independence consistent with applicable requirements of the Public Company Accounting Oversight Board, or PCAOB, regarding the independent accountants' communications with the Audit Committee concerning independence. The Audit Committee discussed with the independent accountants any relationships that may impact their objectivity and independence, including fees paid relating to the audit and any non-audit services performed, and satisfied itself as to that firm's independence.

The Audit Committee discussed and reviewed with the independent accountants all communications required by generally accepted accounting standards, including those described in Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1. AU section 380), as adopted by the PCAOB in Rule 3200T. In addition, the Audit Committee, with and without management present, discussed and reviewed the scope, plan and results of the independent accountants' examination of the financial statements. Based upon the Audit Committee's discussion with management and the independent accountants and the Audit Committee's review of the representation of management and the report of the independent accountants to the Audit Committee, subject to the limitations on the role and responsibility of the Audit Committee referred to in the written charter of the Audit Committee, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the Securities and Exchange Commission. The Audit Committee also approved the selection, subject to stockholder ratification, of the independent accountants and the Board concurred in such authorization.

Audit Committee

Roderick M. Sherwood, III, *Chairman*
Richard Mejia, Jr.
Charles Christ

Compensation Committee

The Compensation Committee operates pursuant to a written charter that is available on our website at *http://www.dothill.com*. The Compensation Committee met five times during the fiscal year ended December 31, 2012. The members of the Compensation Committee as of December 31, 2012 were Ms. Tibey and Messrs. Marmen, Rudolph and Sherwood, with Ms. Tibey acting as Committee Chair. Ms. Tibey was nominated and appointed as Committee Chair replacing Mr. Marmen effective June of 2012. Mr. Marmen remains a member of the Committee but stepped down from the position of Chair. Effective November of 2012, Mr. Rudolph joined the Compensation Committee replacing Mr. Christ. The functions of the Compensation Committee include, among other things: reviewing and approving our overall compensation strategy and policies; reviewing and approving corporate performance goals and objectives relevant to the compensation of our named executive officers; reviewing and approving the compensation and other terms of employment of our named executive officers; recommending the compensation of our non-employee directors; and administering our stock option and purchase plans, deferred compensation plans and other similar programs. The Compensation Committee also reviews and approves our Compensation Discussion and Analysis.

At minimum, the Compensation Committee meets once each quarter and with greater frequency as necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer and the Chief Financial Officer. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer and the Chief Financial Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding their compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee full access to all of our books, records, facilities and personnel, as well as authority to obtain, at our expense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms.

During fiscal 2012, the Compensation Committee engaged Radford, an Aon Hewitt Company, to review the list of peer companies first established in fiscal 2011, against which the Company would benchmark compensation levels and the structure of the Company's executive compensation program. In September 2012, the Compensation Committee reviewed Radford's recommended revised list of peer companies and dropped five companies from the list established in 2011 but added seven companies to the new list. CommVault Systems, Inc., QLogic Corp., Quantum Corporation, Silicon Graphics International Corporation and Super Micro Computer, Inc. were dropped from the 2011 list of peer companies, while Echelon Corporation, Key Tronic Corporation, Novatel Wireless, Inc. PAR Technology Corporation, Rimage Corporation, ShoreTel, Inc. and Symmetricom, Inc. were added to the new list of peer group companies. Thus, the final list of 15 peer companies included Echelon Corporation, Emulex Corporation, Extreme Networks, Inc., Falconstor Software, Inc., Key Tronic Corporation, NetScout Systems, Inc., Novatel Wireless, Inc., OCZ Technology Group, Inc., PAR Technology Corporation, RadiSys Corporation, Rimage Corporation, SeaChange International, Inc., ShoreTel, Inc., STEC, Inc. and Symmetricom, Inc.

We have adopted a stock option and grant policy pursuant to which the Compensation Committee approves all stock option grants to employees and officers to purchase shares of our common stock. The effective date for the approved stock options will be the third business day after the general public release of our annual or quarterly revenues and earnings, as applicable, following the applicable Compensation Committee meeting. The Compensation Committee may vary this procedure if it determines those applicable circumstances, such as public disclosure requirements or other factors, justify doing so. The exercise price for the stock option grants will be set at the fair market value of our common stock on the effective date of grant. Under our current equity incentive plan, the fair market value of our common stock on a given date is deemed to be equal to the closing sales price for such stock as reported on the NASDAQ Stock Market on the last market trading day prior to such date.

Under its charter, the Compensation Committee may form and delegate authority to, subcommittees as appropriate. In February 2012, the Compensation Committee formed a Non-Officer Stock Option Subcommittee, currently composed of Messrs. Kammersgard and Jamal, our named executive officers, to which it delegated authority to grant, without any further action required by the Compensation Committee, stock options to employees who are not officers of the Company. The purpose of this delegation of authority is to enhance the flexibility of option administration within the Company and to facilitate the timely grant of options to non-management employees, particularly new employees, within specified limits approved by the Compensation Committee. In particular, the subcommittee may not grant options to acquire more than an aggregate of 25,000 shares per year per employee and no more than an aggregate number of shares per year for all non-officer employees as approved by the Compensation Committee for each particular year. Typically, as part of its oversight function, the Committee will review on a quarterly basis the list of grants made by the subcommittee. The Compensation Committee also established limits for the total number of stock options that could be granted in fiscal 2012 excluding the grant of fully vested restricted stock as part of the Company's 2011 Management Incentive Program, so as to manage the "burn rate" or dilution associated with stock option grants to within levels recommended by Radford.

Under the 2009 Plan, the fair market value of our common stock on a given date is deemed to be equal to the closing sales price for such stock as reported on the NASDAQ Stock Market on such date, or if such date is not a trading day, the last market trading day prior to such date. All stock option grants to directors under the Directors' Plan are made automatically in accordance with the terms of the Directors' Plan. In addition, the Compensation Committee approves all restricted stock awards to employees, officers and directors, which are generally approved at times consistent with our stock option grant policy, provided, however, that restricted stock awards are generally effective on the date of approval by the Compensation Committee.

Historically, the Compensation Committee has made adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the fourth fiscal quarter of the prior year and the first quarter of the current year. In establishing the compensation plans for the named executive officers and their performance objectives, the Compensation Committee evaluates how these plans may incent risk-taking by management. Accordingly, most of the incentive based compensation for our named executive officers is based on the financial plan for the Company for the applicable fiscal year. The plan is targeted towards incentivizing management to appropriately balance short-term and long-term objectives, but not to encourage management to take unnecessary risks in achieving their objectives. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires and promotions, as well as high-level strategic issues, such as the efficacy of our compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee's process comprises two related elements: the determination of compensation levels through the use of peer and industry benchmarking data as guidelines and the establishment of performance objectives for the current year. For named executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the Compensation Committee considers the achievement of specific performance objectives, review of peer and industry benchmarking data and performance evaluations to determine any adjustments to compensation as well as awards to be granted. The Board regularly discusses the performance of the Chief Executive Officer in executive sessions of the Board Meetings and the Audit Committee discusses the performance of the Chief Financial Officer in executive sessions of the Audit Committee. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, spreadsheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels, and recommendations of the Compensation Committee's compensation consultant, including analyses of executive compensation paid at other companies identified by the consultant and in conjunction with the Compensation Committee.

The specific determinations of the Compensation Committee with respect to executive compensation are described in greater detail under the heading "Compensation Discussion and Analysis."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee as of December 31, 2012 were Ms. Tibey and Messrs. Marmen, Rudolph and Sherwood, with Ms. Tibey acting as Committee Chair. Ms. Tibey was nominated and appointed as Committee Chair replacing Mr. Marmen effective June of 2012. Mr. Marmen remains a member of the Committee but stepped down from the position of Chair. Effective November of 2012, Mr. Rudolph joined the Compensation Committee replacing Mr. Christ. No member of the Compensation Committee has ever been an officer or employee of the Company. None of our executive officers currently serve, or has served during the last completed fiscal year, on the Compensation Committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Dot Hill under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Compensation Committee

Debra E. Tibey, *Chairman*
Thomas H. Marmen
Barry A. Rudolph
Roderick M. Sherwood, III

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee operates pursuant to a written charter that is available on our website at *http://www.dothill.com*. The Nominating and Corporate Governance Committee met five times during the fiscal year ended December 31, 2012. During fiscal 2012, the Nominating and Corporate Governance Committee consisted of Messrs. Christ, Mejia and Sherwood, with Mr. Christ serving as Chair. The functions of the Nominating and Corporate Governance Committee include, among other things: overseeing all aspects of our corporate governance functions on behalf of the Board, including procedures for compliance with significant applicable legal, ethical and regulatory requirements that affect corporate governance; making recommendations to the Board regarding corporate governance issues; identifying, reviewing and evaluating candidates to serve as our directors, including candidates submitted by our stockholders; serving as a focal point for communication between such candidates, non-committee directors and our management; recommending candidates to the Board; reviewing and overseeing our management succession planning; and making such other recommendations to the Board regarding affairs relating to our directors as may be needed.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain qualifications, including being able to read and understand basic financial statements and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of our Board of Directors, our operating requirements and the long-term interests of our stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, relevant business experience, skills and such other factors as it deems appropriate given the current needs of the Board of Directors and Dot Hill, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to us during their term, including the number of meetings attended, level of participation, quality of performance and any other relevant considerations. The Nominating and Corporate Governance Committee seeks nominees with a broad diversity of experience, professions, skills, geographic representation and backgrounds. The Nominating and Corporate Governance Committee also focuses on issues of diversity, such as diversity of gender, race and national origin, and differences in viewpoints. The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity and does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees; however, the Board of Directors and the Nominating and Corporate Governance Committee believe that it is essential that the members of the Board of Directors represent diverse viewpoints. In considering candidates for the Board of Directors, the Nominating and Corporate Governance Committee considers the entirety of each candidate's credentials in the context of these standards. With respect to the nomination of continuing directors for re-election, the individual's contributions to the Board of Directors are also considered.

When the Nominating and Corporate Governance Committee reviews a potential new candidate, the Nominating and Corporate Governance Committee looks specifically at the candidate's qualifications in light of the needs of the Board of Directors and the Company at that time, given the then current mix of director attributes.

In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of our Board of Directors. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

At this time, the Nominating and Corporate Governance Committee has not adopted a policy to consider director candidates recommended by stockholders, in part because to date, the Nominating and Corporate Governance Committee has not received a director nominee from any stockholder, including any stockholder or stockholders holding more than five percent of our voting stock.

The Nominating and Corporate Governance Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for Board membership, based on the comprehensive criteria for Board membership approved by the Board.

Stockholder Communications With The Board Of Directors

Persons interested in communicating their questions, concerns or issues to our Board of Directors or our independent directors may address correspondence to the Board of Directors, a particular director or to the independent directors generally, in care of Dot Hill Systems Corp. at 1351 South Sunset Street, Longmont, Colorado 80501. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chairman of the Board or the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees. The Code of Business Conduct and Ethics is available on our website at *http://www.dothill.com*. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the Code of Business Conduct and Ethics to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means then required by NASDAQ listing standards or applicable law.

PROPOSAL NO. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

At our 2011 Annual Meeting of Stockholders, our stockholders indicated their preference that the Company solicit a non-binding advisory vote on the compensation of the named executive officers, commonly referred to as a "say-on-pay vote," every year. The Board of Directors has adopted a policy that is consistent with that preference. In accordance with that policy, this year, the Company is again asking the stockholders to approve, on an advisory basis, the compensation of the Company's Chief Executive Officer and Chief Financial Officer, who are the named executive officers as disclosed in this proxy statement (the "Named Executive Officers") in accordance with SEC rules.

Because the vote is advisory, it is not binding on the Board of Directors or the Company. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Board and the Compensation Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

The compensation of the Company's Named Executive Officers subject to the vote is disclosed in the "Compensation Discussion and Analysis," the compensation tables, and the related narrative disclosure contained in this proxy statement. As discussed in those disclosures, the Company believes that its compensation policies and decisions are focused on pay-for-performance principles, are strongly aligned with our stockholders' interests and are consistent with current market practices. Compensation of the Company's Named Executive Officers is designed to enable the Company to attract and retain talented and experienced executives to lead the Company successfully in a competitive environment. Please read the "Executive Compensation—Compensation Discussion and Analysis" beginning on page 21 of this proxy statement for additional details about our executive compensation programs, including information about the fiscal year 2012 compensation of our Named Executive Officers.

Accordingly, the Board is asking the stockholders to indicate their support for the compensation of the Company's Named Executive Officers as described in this proxy statement by casting a non-binding advisory vote "FOR" the following resolution:

> "RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Advisory approval of this proposal requires the vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as "Against" votes. Broker non-votes will have no effect and will not be counted towards the vote total.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL NO. 2.

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013 and has further directed that management submit the selection of our independent registered public accounting firm for ratification by our stockholders at the annual meeting. Deloitte & Touche LLP has audited the Company's financial statements since 1999. Representatives of Deloitte & Touche LLP are expected to be present at the 2013 Annual Meeting of Stockholders. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm. However, the Audit Committee is submitting the selection of Deloitte & Touche LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of Dot Hill and our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy entitled to vote at the annual meeting will be required to ratify the selection of Deloitte & Touche LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Principal Accountant Fees and Services

In connection with the audit of the 2012 financial statements, and the review of the 2012 quarterly financial statements, the Company entered into an engagement agreement with Deloitte & Touche LLP which sets forth the terms by which Deloitte & Touche LLP will perform audit services for the Company. That agreement is subject to alternative dispute resolution procedures and an exclusion of punitive damages. The following table represents aggregate fees billed to the Company for the fiscal years ended December 31, 2012 and 2011 by Deloitte & Touche LLP, the Company's principal accountant, and its affiliates.

	Fiscal Year Ended December 31,	
	2012	2011
Audit Fees(1)	$ 757,625	$ 675,792
Audit-related Fees	—	—
Tax Fees(2)	23,719	26,800
All Other Fees(3)	—	7,200
Total Fees	781,344	709,792

(1) Represents fees for services rendered for the audit and/or reviews of our financial statements. Also includes fees for services associated with SEC registration statements, periodic reports and other documents filed with the Securities and Exchange Commission, or the SEC, or other documents issued in connection with securities offerings (e.g., consents), assistance in responding to SEC comment letters and audit services provided in connection with other statutory or regulatory filings.

(2) Represents fees for professional services rendered for tax compliance, tax advice and tax planning. The nature of these services was to prepare state and federal income tax returns and extensions for returns, to respond to requests related to various state and city audits and tax-related notices, to investigate various options related to international tax planning strategies, and to assist in determining appropriate structures for foreign branches and subsidiaries.

(3) Represents fees for a subscription to Deloitte & Touche LLP's accounting research tool during the fiscal years ended December 31, 2012 and 2011.

All fees described above were approved by the Audit Committee.

During the fiscal year ended December 31, 2012, none of the total hours expended on our financial audit by Deloitte & Touche LLP were provided by persons other than Deloitte & Touche LLP's full-time permanent employees.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent auditor, Deloitte & Touche LLP. The Audit Committee's approval of the scope and fees of the engagement of the independent auditor is given on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of the services other than audit services by Deloitte & Touche LLP is compatible with maintaining Deloitte & Touche LLP's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of February 1, 2013 by: (i) each of our directors and nominees, (ii) each of our Named Executive Officers, (iii) all of our directors, nominees and executive officers as a group and (iv) each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock. The table is based upon information supplied by our officers, directors and principal stockholders and a review of Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 58,702,310 shares outstanding on February 1, 2013, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on April 2, 2013, which is 60 days after February 1, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Certain of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully vested.

	Beneficial Ownership(1)	
Beneficial Owner(1)	**Number of Shares**	**Percent of Total**
Goldman Capital Management, Inc. 767 Third Avenue, 25th Fl New York, NY 10017	5,168,966	8.81%
Dana Kammersgard (2)	1,867,220	3.12%
Hanif I. Jamal (3)	852,129	1.44%
Charles Christ (4)	368,061	*
Roderick Sherwood, III (5)	162,500	*
Richard Mejia, Jr. (6)	122,500	*
Thomas H. Marmen (7)	122,500	*
Debra E. Tibey (8)	75,000	*
Barry A. Rudolph (9)	62,500	*
All directors, nominees and executive officers as a group (eight persons)(10)	3,632,410	5.93%

* Less than one percent.

(1) Except as otherwise noted above, the address for each person or entity listed in the table is c/o Dot Hill Systems Corp., 1351 South Sunset Street, Longmont, Colorado 80501.

(2) Includes 218 shares held by Lisa Kammersgard, the spouse of Mr. Kammersgard, as to which shares Mr. Kammersgard disclaims beneficial ownership, 37,500 shares of unvested stock and options to purchase 1,193,542 shares exercisable within 60 days of February 1, 2013.

(3) Includes 18,750 shares of unvested stock and options to purchase 631,041 shares exercisable within 60 days of February 1, 2013.

(4) Includes 45,841 shares of unvested stock and options to purchase 140,000 shares exercisable within 60 days of February 1, 2013.

(5) Includes options to purchase 130,000 shares exercisable within 60 days of February 1, 2013.

(6) Includes options to purchase 90,000 shares exercisable within 60 days of February 1, 2013.

(7) Includes options to purchase 90,000 shares exercisable within 60 days of February 1, 2013.

(8) Includes options to purchase 60,000 shares exercisable within 60 days of February 1, 2013 (27,083 of which are unvested).

(9) Includes options to purchase 50,000 shares exercisable within 60 days of February 1, 2013 (36,458 of which are unvested)

(10) Includes options to purchase 2,384,583 shares exercisable within 60 days of February 1, 2013 (63,541 of which are unvested).

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2012, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with; except that one report in each case covering one transaction was filed late by each of Dana W. Kammersgard, or President and Chief Executive Officer, and Hanif I. Jamal, our Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of compensation for our Named Executive Officers for 2012, Dana W. Kammersgard, President and Chief Executive Officer and Hanif I. Jamal, Senior Vice President, Chief Financial Officer, Treasurer, and Corporate Secretary. Our Compensation Committee is primarily responsible for decisions regarding compensation of our Named Executive Officers.

Executive Summary

Our goal is to provide a competitive total compensation package with significant emphasis on pay-for-performance. Accordingly, a significant portion of our executive officers' compensation is contingent on the Company's performance in order to drive accomplishments that enhance stockholder value and align the interests of our executives and our stockholders. This means that our executives will not realize the total potential value of their compensation package unless performance goals, the significant majority of which are directly tied to Company performance, are achieved. The Company remains committed to this philosophy of paying for performance, recognizing that the competitive market for talented executives and the volatility of its business may result in highly variable compensation in any particular time period. The Compensation Committee gives careful consideration to the Company's executive compensation program, including each element of compensation for each executive officer. The Compensation Committee believes our executive compensation program is reasonable in light of the programs of our peer group companies and the Company's current financial position. The Compensation Committee believes that the programs used by our peer group companies should serve as a guide, but should not necessarily be the exact program that is used to compensate our Named Executive Officers. Our Compensation Committee also believes that our compensation program gives the executive officers appropriate incentives, based on each officer's responsibilities, achievements and ability to contribute to the Company's performance. We also believe that our executive officers and senior management make significant contributions toward creating stockholder value. Finally, we believe that the Company's compensation structure and practices encourages management to work for real innovation, business improvements and outstanding stockholder returns, without taking unnecessary or excessive risks.

2012 Compensation Program Highlights:

- A significant portion of our executive officers' compensation is contingent on the Company's performance. We granted stock options and time-based restricted stock awards to our Named Executive Officers.

- In line with our pay-for-performance philosophy, we offer reasonable employment agreements that do not contain multi-year guarantees for salary increases or non-performance-based guaranteed bonuses.

- Each of the Named Executive Officers is employed at will and is expected to demonstrate exceptional performance in order to continue serving as a member of the executive team.

- We grant stock options and restricted stock under our 2009 Plan. The 2009 Plan prohibits the re-pricing, exchange or cashing out of stock awards, including stock options, without stockholder approval within 12 months prior to such re-pricing. We did not re-price any stock options in 2012, despite the fact that our executives hold stock options which are underwater. This reflects our commitment to our pay-for-performance philosophy.

- We do not provide excessive severance or change of control arrangements which provide for cash payments exceeding three times an executive's base salary and bonus. Our change of control arrangements with our Named Executive Officers provide for cash payments of up to a maximum of 1.25 times annual base salary (not including bonus) upon the occurrence of certain change of control events.

- We do not provide any tax gross-up benefits for excise taxes associated with change of control compensation.

- Our Compensation Committee regularly assesses the Company's individual and total compensation programs against peer companies, the general marketplace and other industry data points and the Compensation Committee utilizes an independent consultant to engage in ongoing independent review of all aspects of our executive compensation programs. These inputs and data serve as guidelines to our Compensation Committee in determining the compensation programs and levels for our Named Executive Officers.

General

Our executive compensation structure is designed to attract, motivate and retain the services of executive management and to align the interests of our executives with those of our stockholders. We aim to provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, annual performance-based bonus and long-term and performance-based equity incentives. We place significant emphasis on pay-for-performance-based incentive compensation programs. These programs are designed to reward the achievement of corporate and individual goals. This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our Named Executive Officers.

Our executive compensation program has been designed by the Compensation Committee of our Board of Directors to:

- Attract and retain highly skilled and experienced team members by targeting a compensation structure that is competitive with those offered by other companies with whom we compete for management talent;
- Closely align compensation for our executive management team with our short-term and long-term performance;
- Build stockholder value by providing incentives based on achievement of corporate goals;
- Establish compensation programs that are equitable internally within Dot Hill; and
- Provide differentiated compensation based on individual performance.

The Compensation Committee is comprised of independent directors within the meaning of the applicable SEC and NASDAQ rules. The Compensation Committee responsibilities and duties are outlined in detail under the heading "Information Regarding the Board of Directors and Corporate Governance—Compensation Committee" and the Compensation Committee charter, which is available on our website at *www.dothill.com*. A primary responsibility of the Compensation Committee is to determine compensation for our Named Executive Officers, including reviewing and approving annual corporate and individual goals.

To aid the Compensation Committee in performing its duties, our Chief Executive Officer provides recommendations concerning the compensation of the executive officers, excluding himself. The Compensation Committee deliberates and discusses the performance of the Chief Executive Officer with input from the Board of Directors and is solely responsible for determining the Chief Executive Officer's compensation. Additionally, each executive officer participates in establishing the key policies for Dot Hill as well as the objectives of our company as a whole.

We evaluate the achievement of our corporate and individual goals on a quarterly basis as well as at the end of the completed fiscal year. At the end of each quarter, we review the progress being made toward achievement of the corporate financial goals as well as each executive's overall ongoing performance, if necessary. At the end of the year, we review final results versus goals and establish performance goals for the next fiscal year.

Competitive Market Review

Our market for experienced management is highly competitive. We aim to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we attempt to draw upon a pool of talent that is highly sought after by both large and established high tech companies. We believe we have competitive advantages in our ability to offer significant upside potential through long-term and performance-based equity incentives. Nonetheless, we must recognize market cash compensation levels and satisfy the day-to-day financial requirements of our candidates through competitive base salaries and performance-based bonuses. For 2012, we examined market data from various sources, including the Global Technology Survey prepared by Radford, an Aon Hewitt Company, and specifically reviewed compensation data for Computer/Peripherals companies within the Hardware industry segment with revenues of $50 million to $199.99 million and $200 million to $499.99 million. There were 15 companies included in the peer group in the survey performed by Radford, as well as a detailed assessment of several aspects of our executives' compensation, including base salary, target total cash compensation, bonus plan design, long-term incentives, beneficial ownership, value of current executive equity holdings, overall equity usage and allocation and executive compensation governance trends.

In addition, we evaluated proxy data from public competitors which includes storage and network companies, peer company data provided by Radford, as well as information we generated internally as guidelines for establishing a compensation program and levels for our Named Executive Officers. The Compensation Committee may, however, elect not to strictly adhere to these guidelines if, for example, it determines that that they are not relevant benchmarks or that they do not sufficiently consider specific circumstances that might exist within the Company or within the labor market for our Named Executive Officers.

A comprehensive market review is conducted at least every other year, and in advance of determining compensation levels for our Named Executive Officers. Our Compensation Committee reviews survey data from these various sources prepared by Radford that analyzes various cross-sections of our industry, as well as relevant geographical areas. Barring extraordinary circumstances, our targeted guideline pay position to the market is around the 50th percentile for all compensation elements, in order to maintain a compensation structure that is competitive with those offered by other companies with whom we compete for management talent. However, the Compensation Committee may decide to compensate a Named Executive Officer above or below the 50th percentile for one or all compensation elements based on numerous factors including individual performance, contribution to the Company, Company performance, tenure and the ability to retain and recruit such officers. Commencing in January 2011, the Compensation

Committee engaged Radford to provide an independent review of the peer group and to advise the Compensation Committee on any changes to be aligned with current best practices. Radford was then asked to independently collect and analyze market data to complete an analysis of our programs for the Named Executive Officers.

Impact of Fiscal 2012 Stockholder Advisory Vote on Executive Compensation

In May 2012, we conducted a non-binding advisory vote on the compensation of the Named Executive Officers, commonly referred to as a "say on pay" vote, at our Annual Meeting of Stockholders. Our stockholders approved the compensation of the Named Executive Officers, with approximately 73% of stockholder votes cast in favor of our executive compensation program.

As the compensation committee evaluated our executive compensation policies and practices throughout 2012, they were mindful of the support our stockholders expressed for our compensation philosophy and objectives. In particular, the compensation committee considered the one-time reinstatement of the base salaries for Messrs. Kammersgard and Jamal to the levels prior to their July 1, 2010 10% base salary reductions, and the additional incremental 6.25% increase in Mr. Kammersgard's base salary, that were implemented in fiscal 2011 in order to return Messrs. Kammersgard and Jamal's base salaries to between the 25th and 50th percentile of the 2011 peer companies established in August 2011. After careful consideration with multiple discussions, and noting the one-time nature of the 2011 base salary changes, the compensation committee decided to retain our general approach to executive compensation which they believe places an emphasis on incentive compensation that rewards our most senior executives when they deliver value for our stockholders, and made no significant changes to our executive compensation program. We intend to maintain a strong relationship and correlation between the outcome of actual compensation delivered and the outcome of actual business results delivered against objectives.

Consistent with the recommendation of the Board of Directors and the preference of our stockholders as reflected in the advisory vote on the frequency of future say on pay votes conducted at our 2011 Annual Meeting of Stockholders, the Board of Directors has adopted a policy providing for annual advisory votes on the compensation of the Named Executive Officers. Accordingly, following the 2013 Annual Meeting of Stockholders, the next advisory vote on the compensation of the Named Executive Officers will take place in 2014.

Role of our Independent Compensation Consultants

In order to decide on compensation in Fiscal 2012 and Fiscal 2013, the Compensation Committee engaged the services of Radford to conduct a competitive review and analysis of the current compensation arrangements for the Company's Named Executive Officers. The review included assessments of Dot Hill's compensation philosophy and peer group used to conduct compensation benchmarking assessments. In addition, the Compensation Committee asked Radford to perform a detailed examination and competitive assessment based on their recommended peer group for base salary, target total cash, actual total cash, long-term incentives, beneficial ownership, value of current executive holdings, overall equity usage and equity allocation. Radford does not provide any services to the Company other than as described in this document. The cost of compensation services provided by Radford to the Company in 2012 did not exceed $100,000.

The Compensation Committee received information from Radford about potential conflicts of interest and has analyzed whether the work of Radford as a compensation consultant has raised any conflict of interest, taking into consideration the following factors: (i) the provision of other services to the Company by Radford or any other Aon Hewitt Company; (ii) the amount of fees from the Company paid to Radford or any other Aon Hewitt Company as a percentage of the firm's total revenue; (iii) Radford's policies and procedures that are designed to prevent conflicts of interest; (iv) any business or personal relationship of Radford, any other Aon Hewitt Company or the individual compensation advisors employed by Radford with an executive officer of the Company; (v) any business or personal relationship of the individual compensation advisors with any member of the Compensation Committee; and (vi) any stock of the Company owned by the individual compensation advisors employed by Radford. Based on these factors, the Compensation Committee determined that there were no conflicts of interest with respect to Radford providing services to the Compensation Committee.

Market Benchmarks and Other Considerations

Fiscal 2012

In August 2011, the Compensation Committee reviewed the peer group that was established earlier in 2011 and after discussion and counsel from Radford, altered the peer group slightly to include more data storage companies. Radford also suggested and the Compensation Committee agreed that these companies should have revenues generally in the $100 million to $500 million range with some exceptions, and employee size between 150 and 1,000 with some exceptions to reflect organizational complexity and with market capitalization between $135 million and $500 million with some exceptions. The revised list of peer companies were: CommVault Systems, Inc., Emulex Corporation, Extreme Networks, Inc., Falconstor Software, Inc., NetScout Systems, Inc., OCZ Technology Group, Inc., QLogic Corp., Quantum Corporation, RadiSys Corporation, SeaChange International, Inc., Silicon Graphics

International Corporation, STEC, Inc. and Super Micro Computer, Inc. We believe the revised peer group is comparable to Dot Hill, given that we had 324 full-time employees as of December 31, 2012 and $195 million in revenues for 2012.

In September 2011, Radford presented their assessment to the Compensation Committee with specific recommendations to the Compensation Committee on where to set salary, incentive and equity grants for the Named Executive Officers for 2012.

Fiscal 2013

During fiscal 2012, the Compensation Committee engaged Radford to review the list of peer companies first established in fiscal 2011, against which the Company would benchmark compensation levels and the structure of the Company's executive compensation program. In September 2012, the Compensation Committee reviewed Radford's recommended revised list of peer companies and dropped CommVault Systems, Inc., QLogic Corp., Quantum Corporation, Silicon Graphics International Corporation and Super Micro Computer, Inc. from the list established in 2011. The Compensation Committee added the following seven companies to the new list: Echelon Corporation, Key Tronic Corporation, Novatel Wireless, Inc. PAR Technology Corporation, Rimage Corporation, ShoreTel, Inc. and Symmetricom, Inc. Thus, the final list of 15 peer companies was Echelon Corporation, Emulex Corporation, Extreme Networks, Inc., Falconstor Software, Inc., Key Tronic Corporation, NetScout Systems, Inc., Novatel Wireless, Inc., OCZ Technology Group, Inc., PAR Technology Corporation, RadiSys Corporation, Rimage Corporation, SeaChange International, Inc., ShoreTel, Inc., STEC, Inc. and Symmetricom, Inc.

In November 2012, Radford presented their assessment to the Compensation Committee of the Company's 2012 Executive Compensation Plan with respect to competitiveness and plan structure. In March 2013, Radford presented additional benchmarking on the structure of the Company's existing Annual Performance Based Incentive Program and made specific recommendations for changes to the plan. In addition, Radford also made specific recommendations with respect to each of the elements of 2013 compensation for the Named Executive Officers.

Components of Executive Compensation Program

To accomplish our executive compensation program objectives, compensation for our executive officers generally consists of the following components: base salary; annual bonus based on corporate and individual performance; and long-term equity incentives, such as stock options, restricted stock and performance-based restricted stock intended to provide long-term and performance-based incentives tied to corporate financial performance and increases in the value of our common stock and our performance generally. Prior to 2008, the Compensation Committee used stock options as the exclusive means to provide long-term equity incentives. However, in 2008, the Compensation Committee instituted the use of both time-based restricted stock and performance-based restricted stock tied to financial objectives.

In addition to the compensation set forth in our annual compensation programs, our executive officers are also entitled to potential payments upon specified terminations and in connection with a change of control event. Additionally, our executive officers are entitled to other benefits, such as medical insurance and 401(k) matching, that are generally available to our employees, and perquisites that may be available to select Named Executive Officers as well. Our Named Executive Officers do not accrue vacation time. Instead, if they wish to take paid time off they are required to obtain agreement from their immediate supervisor.

Base Salary

Fiscal 2012

In March 2012 the Compensation Committee approved the 2012 Executive Compensation Plan after reviewing the financial performance of the Company, the individual performance of the each of the Named Executive Officers and the benchmark compensation data prepared by Radford in August 2011. The Compensation Committee decided to reinstate the base salaries for Messrs. Kammersgard and Jamal to the levels prior to the July 1, 2010 10% reduction. In addition, the Compensation Committee decided to grant Mr. Kammersgard an additional 6.25% increase in his base salary, as Mr. Kammersgard's base salary prior to the 10% base salary reduction on July 1, 2010 would have been below the 25th percentile of the peer group of companies. Accordingly, Messrs. Kammersgard and Jamal's base salary levels were increased to $425,000 and $310,000 effective January 1, 2012. respectively, from their base salaries of $360,000 and $279,000 effective since July 1, 2010. As a result, Messrs. Kammersgard and Jamal's base salaries are between the 25th and 50th percentile of the new benchmark of peer companies established in August 2011.

Fiscal 2013

In March 2013, the Compensation Committee approved the 2013 Executive Compensation Plan after reviewing the financial performance of the Company, the individual performance of the each of the Named Executive Officers and the benchmark compensation data prepared by Radford in November 2012 and in March 2013. The Compensation Committee decided not to increase the base salaries for Messrs. Kammersgard and Jamal as Mr. Kammersgard's base salary based on the revised peer group was between the 25th and 50th percentile and Mr. Jamal's Base Salary was at the 75th percentile of the new benchmark of peer companies established in November 2012. Accordingly, Messrs. Kammersgard and Jamal's base salary levels remained at $425,000 and $310,000 respectively effective January 1, 2013.

Annual Performance-Based Bonus

Annual bonuses may be awarded to our Named Executive Officers in accordance with the executive compensation plan for the applicable year, as established by the Compensation Committee.

Fiscal 2012

In March 2012, the Compensation Committee approved the 2012 Executive Compensation Plan and established an annual performance-based bonus program. In addition, after reviewing the benchmark data prepared by Radford in August 2011, the Compensation Committee determined that the payout under such plan for 2012 would be in the form of cash with a maximum payout of 100% and 65% of Messrs. Kammersgard and Jamal's base salaries, respectively. The Compensation Committee established six principal corporate financial goals. These financial goals were derived from the Company's internal operating plan that was approved by the Board in January 2012. The specified weighted financial goals included two targets, each of which were weighted at 20%, based on meeting or exceeding revenue targets for certain business lines; two targets, each weighted at 10%, based on meeting certain non-GAAP gross margins goals; one target, weighted at 30%, based on meeting or exceeding a specified operating profit goal; and one target, weighted at 10%, for meeting or exceeding a specific net cash and cash equivalents goal as of December 31, 2012. All of the financial goals were calculated in accordance with the Company's non-GAAP methodologies for financial reporting purposes and, with the exception of cash and cash equivalents, excluded the impact of stock-based compensation expense, intangible asset amortization, restructuring and severance charges, charges or credits for contingent consideration adjustments, charges for impairment of goodwill and long-lived assets, contra-revenue charges from the extension of customer warrants, specific and significant warranty claims arising from a supplier's defective products, the recognition of deferred and amortized revenue and costs related to a long-term software contract which were deferred in the Company's GAAP financial statements, revenues and charges associated with the acquisition and closure of our AssuredUVS business and the effects of foreign currency gains or losses. The financial target goals were set at a level that the Compensation Committee determined were challenging but could be achieved based on the Company's budget and internal projections and would require our Messrs. Kammersgard and Jamal and other employees to maintain a high level of performance throughout 2012 to attain these goals.

Additionally, the Company established internal methodologies for the allocation of common costs and overhead to the various business lines, and the Compensation Committee, in its sole discretion, did not alter these allocation methodologies for the purposes of determining the results for the six specified weighted financial goals that help determine the cash bonus awarded to our Named Executive Officers under the annual performance-based bonus program. While the Compensation Committee has the discretion to determine whether any of the financial goals were met and, as such, whether cash bonuses are awarded for achievement of a goal in extraordinary circumstances, notwithstanding the fact that a goal is not met, in no circumstance was such a determination made to award a cash bonus for goals the Company did not achieve.

The Compensation Committee determined that 100% and 80%, respectively, of Messrs. Kammersgard's and Jamal's annual performance-based bonuses would be tied to achieving the six weighted corporate financial goals described above. In addition, 20% of Mr. Jamal's annual performance-based bonus was tied to achievement of a specified individual goal related to the Company's Sarbanes-Oxley compliance for fiscal year 2012. The achievement of this Sarbanes-Oxley goal was determined by the Audit Committee of the Board of Directors, and the achievement of the financial goals was determined by the Compensation Committee of the Board of Directors.

In March 2013, the Compensation Committee determined that the Company met one out of its six corporate financial goals for the year ended December 31, 2012 as it exceeded a specific net cash and cash equivalents goal which was weighted at 10%. The Compensation Committee did not award any bonus payment associated with the corporate financial goals, unless they met or exceeded the previously established specific metric. Therefore, Mr. Kammersgard would be eligible to receive 10% of his target bonus and Mr. Jamal would be eligible to receive 8% of his target bonus as 80% of Mr. Jamal's bonus was based on the Company's financial goals. In addition, the Audit Committee and Compensation Committee determined that Mr. Jamal achieved his individual goal related to Sarbanes-Oxley compliance, and therefore he would be eligible to receive 20% of his target bonus, in addition to the 8% for achieving the Company's financial goals. As a result, Messrs. Kammersgard and Jamal received bonuses of $42,500 and $56,420 respectively, which represented 10% and 28% of their target bonus payments. The Total Actual Cash Compensation or the sum of their base salary and annual performance bonus associated with the year ended December 31st, 2012 for Messrs. Kammersgard and Jamal was $467,500 and $366,420, respectively, which was below the 25th and between the 50th and 75th percentiles respectively, of the new benchmark of peer companies established in November 2012.

Fiscal 2013

In March 2013, the Compensation Committee approved the 2013 Executive Compensation Plan that established an annual performance-based cash bonus program, with regard to compensation for Messrs. Kammersgard and Jamal. The payout under the plan will be determined based upon the level of achievement of performance goals, with a target bonus equal to 100% and 65% of Messrs. Kammersgard and Jamal's base salaries, respectively, for the fiscal year ending December 31, 2013. The plan establishes a 'gate' tied to non-GAAP operating profit, that must be achieved after the applicable bonus is taken into account in order for Messrs. Kammersgard and Jamal to receive an annual performance-based bonus.

The plan specifies two financial metrics based on non-GAAP revenue and non-GAAP operating profit for the fiscal year ending December 31, 2013, that will be weighted at 40% and 60%, respectively. For both the non-GAAP revenue and non-GAAP operating profit metrics, minimum and maximum performance thresholds were established, such that there will be no bonus payment associated with each of the metrics for performance below the minimum or above the maximum thresholds. The minimum performance threshold level for non-GAAP operating profit is set at a level higher than the 'gate' described above. In addition, there is one intermediate threshold performance level of 100% for each of the two financial metrics, such that performance at these levels results in 100% of the target bonus being paid. These intermediate threshold levels were derived from the Company's Internal Operating Plan for 2013 that was approved by the Board of Directors in December 2012. The thresholds, and the percentage of the target bonus to be paid at each of such thresholds, are listed in the table below:

Metrics and Thresholds	**Performance as % of Target Performance**	**% of Target Bonus Paid at Performance Level**
Non-GAAP Revenue Metric		
Minimum Threshold Performance Level	93%	40%
Intermediate Threshold Performance Level	100%	100%
Maximum Threshold Performance Level	125%	125%
Non-GAAP Operating Profit Metric		
Minimum Threshold Performance Level	80%	60%
Intermediate Threshold Performance Level	100%	100%
Maximum Threshold Performance Level	125%	130%

For performance levels between the threshold levels, the bonus payout is based on a linear continuum between the two thresholds. The Compensation Committee will have the discretion to determine the extent to which the financial goals are met and, as such, whether cash bonuses shall be awarded for achievement of a goal in extraordinary circumstances, notwithstanding the fact that a goal is not met.

Both of the financial goals shall be calculated in accordance with the Company's non-GAAP financial measures which exclude the impact of stock-based compensation expense, legal settlements and their associated expenses, intangible asset amortization, restructuring and severance charges, charges or credits for contingent consideration adjustments, charges for impairment of goodwill and other long-lived assets, contra-revenue charges from the extension of customer warrants, the recognition of deferred and amortized revenue and costs related to a long-term software contract which were deferred in the Company's GAAP financial statements, specific and significant warranty claims arising from a supplier's defective products, deferred revenue and cost impacts associated with the AssuredUVS software business, which the Company has substantially closed down, and the effects of foreign currency gains or losses. The Compensation Committee will have the discretion to determine the extent to which the financial goals are met and, as such, whether cash bonuses shall be awarded for achievement of a goal in extraordinary circumstances, notwithstanding the fact that a goal is not met.

The Compensation Committee determined that 100% and 80%, respectively, of Messrs. Kammersgard and Jamal's annual performance-based bonus will be tied to achieving the two financial goals described above. In addition, 20% of Mr. Jamal's annual performance-based bonus will be tied to achievement of various goals, including the Company's Sarbanes-Oxley compliance for fiscal year 2013. The achievement of this Sarbanes-Oxley goal will be determined by the Audit Committee or the Board of Directors, and the achievement of the financial goals will be determined by the Compensation Committee or the Board of Directors subsequent to December 31, 2013, but no later than the date that our Annual Report on Form 10-K is filed with the SEC for the year ending December 31, 2013.

Long-Term and Performance-Based Equity Incentives

Historically, our long-term and performance-based equity incentives were primarily in the form of stock options granted pursuant to our 2000 Amended and Restated Equity Incentive Plan, or the 2000 Plan. In 2008, we incorporated the use of both time-based restricted stock and performance-based restricted stock granted pursuant to the 2000 Plan. In 2009, our stockholders approved the 2009 Plan and we plan to continue to incorporate the use of stock options as well as both time-based restricted stock and performance-based restricted stock there-under. The objective of the stock option and restricted stock awards is to further enhance our executive officers' long-term incentive to increase stockholder value, including our stock price, and company performance. We believe that stock option and restricted stock-based compensation achieves this objective by directly linking the economic benefit to recipients of stock option and restricted stock awards with the performance of the Company and its stock price. We also believe that the performance of the executive team has a direct effect on stock price and general company performance, and that time and performance-based stock option and performance-based restricted stock compensation encourages executive retention and performance because the awards are designed to vest over time and upon achievement of specific performance goals. The Compensation Committee first introduced the grant of performance-based restricted stock in addition to stock options in August 2008, so as to more clearly correlate financial performance to equity awards and incentives.

Stock options granted under the 2000 Plan and the 1995 Incentive Program, as amended, or the Prior Plans, expire 10 years from the effective date of grant, and stock options granted under the 2009 Plan expire seven years from the effective date of grant. The exercise price per share of each stock option granted to our Named Executive Officers is equal to the fair market value of our common stock on the effective date of grant. Under the Prior Plans, the fair market value of our common stock on a given date is deemed to be equal to the closing sales price for such stock as reported on the NASDAQ Stock Market on the last market trading day prior to such date. Under the 2009 Equity Incentive Plan, the fair market value of our common stock on a given date is deemed to be equal to the closing sales price for such stock as reported on the NASDAQ Stock Market on such date, or if such date is not a trading day the last market trading day prior to such date. Stock options granted to our Named Executive Officers are approved by the Compensation Committee and are effective as of the third business day following the first general public release of our annual or quarterly revenues and/or earnings following the date of approval. The Compensation Committee may vary this procedure if it determines applicable circumstances, such as public disclosure requirements or other factors, justify doing so. In addition, the Compensation Committee approves all restricted stock awards to our Named Executive Officers, which are generally approved at times consistent with our stock option grant policy, provided, however, that restricted stock awards are generally effective on the date of approval by the Compensation Committee. Stock options granted to our Named Executive Officers are incentive stock options to the extent permissible under the Code, and commence vesting upon the effective date of grant. In general and historically, 25% of the shares subject to the stock options vest one year from the effective date of grant and the remainder of the shares vest in equal monthly installments over the 36 months thereafter, subject to acceleration of vesting in certain circumstances described in "Employment and Change of Control Agreements."

In general, each Named Executive Officer receives stock option and/or restricted stock grants in connection with his hire or promotion, and annually in the first quarter of each year. The size of each annual grant is based on an analysis of the following key factors for each executive:

- benchmarking against our peer group, including an analysis of equity plan utilization percentages;
- corporate and individual performance against goals; and
- individual stock ownership.

The Company does not currently maintain holding period requirements for stock options and stock awards and does not currently have stock ownership guidelines for its executive officers or directors.

Fiscal 2012

In March 2012, the Compensation Committee approved the following stock option grants for our Named Executive Officers, Messrs. Kammersgard and Jamal, after considering recommendations from Radford based on benchmark data from the peer group of companies.

Executive Officer	Stock Options
Dana W. Kammersgard	337,500
Hanif I. Jamal	127,500

The options will terminate seven years after the effective date of grant, or earlier in the event the executive officer's service to us is terminated. The grant date of these stock options was the third business day after the general release of the Company's fourth quarter 2011 revenue and/or earnings. The exercise price per share of these stock options was the closing price of our common stock as reported on the NASDAQ Stock Market on the grant date. The options were awarded after taking into consideration tenure with Dot Hill, corporate and individual performance, competitive benchmarks, recommendations from Radford and individual stock ownership. The options vest 25% on the first anniversary of the date of grant with the remaining shares vesting monthly over the following three years, dependent on continued service with the Company. The value of the equity awards, based on the Black-Scholes valuation methodology, which Messrs. Kammersgard and Jamal received would be valued below the 25th percentile of the peer group established by the Compensation Committee.

Also in March 2012, the Compensation Committee approved grants of stock associated with the 2011 Annual Performance Based Bonus Plan, under which bonus payouts for Messrs. Kammersgard and Jamal were to be made in stock as opposed to cash, to create greater long-term incentive to increase stockholder value. Consequently, the Compensation Committee approved the following grants of stock to Messrs. Kammersgard and Jamal for 60% and 68% achievement of the goals established in March 2011 under the Annual Performance Based Bonus Program.

Executive Officer	Stock Award
Dana W. Kammersgard	149,268
Hanif I. Jamal	100,258

The grant date of this stock award was March 9, 2012. The stock award granted to Messrs. Kammersgard and Jamal vested 100% at the time of the grant.

Fiscal 2013

In March 2013, the Compensation Committee approved the following stock option grants for our Named Executive Officers, Messrs. Kammersgard and Jamal, after considering recommendations from Radford based on benchmark data from the peer group of companies.

Executive Officer	Stock Options
Dana W. Kammersgard	305,000
Hanif I. Jamal	125,000

The options will terminate seven years after the effective date of grant, or earlier in the event the executive officer's service to us is terminated. The grant date of these stock options is the third business day after the general release of the Company's fourth quarter 2012 revenue and/or earnings. The exercise price per share of these stock options is the closing price of our common stock as reported on the NASDAQ Stock Market on the grant date. The options were awarded after taking into consideration tenure with Dot Hill, corporate and individual performance, competitive benchmarks, recommendations from Radford and individual stock ownership. The options vest 25% on the first anniversary of the date of grant with the remaining shares vesting monthly over the following three years. The value of the equity awards for both Messrs. Kammersgard and Jamal are valued below the 25th percentile of the peer group established in November 2012 by the Compensation Committee. The total grant as a percentage of the outstanding shares of the Company of 0.52% and 0.21% for Messrs. Kammersgard and Jamal are between the 25th and 50th and 50th and 75th percentiles of the new benchmark of peer companies established in November 2012.

Change of Control Payments

We have entered into employment and change of control agreements with each of our Named Executive Officers, the terms of which are described under the headings "Employment and Change of Control Agreements" and "Potential Payments Upon Termination or Change of Control." We believe that these change of control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals. We do not provide excessive severance or change of control arrangements which provide for payments exceeding three times an executive's base salary and bonus. Our change of control agreements for our Named Executive Officers provide only for payments of 1.25 times the annual base salary (not including bonus) in the event of a change in control.

Employee Stock Purchase Plan

We have also established our 2000 Amended and Restated Employee Stock Purchase Plan, as amended, or the Amended Purchase Plan, available to all of our employees, including our Named Executive Officers, which is intended to encourage employees to continue in our employ and to motivate employees through an ownership interest in Dot Hill. Under the Amended Purchase Plan, employees may purchase shares of our common stock at a discount to the market price, subject to certain limits, with the objective of allowing employees to profit when the value of our common stock increases over time.

Other Benefits

We provide benefits such as an opportunity to participate in our 401(k) savings/retirement plan, medical, dental and life insurance and disability coverage to all our employees, including our Named Executive Officers. We provide discretionary company matching contributions under our 401(k) savings retirement plan, which vest to employees as a percentage based on years of employment from one to five years, with full vesting after five years. We also provide personal paid time off and other paid holidays to all employees, including our Named Executive Officers, which are comparable to those provided at similar companies. Effective

January 26, 2009, we eliminated our vacation accrual policy for our executive officers and most of our senior management. Our Named Executive Officers and management are entitled to paid time-off based on approval of their immediate superior.

Accounting and Tax Considerations

Section 162(m) of the Code generally prohibits us from deducting any compensation over $1 million per taxable year paid to any of our Named Executive Officers unless such compensation is treated as "performance-based compensation" within the meaning of the Code. As the total compensation paid by us to our Named Executive Officers excluding performance-based compensation is expected to be below $1 million, the Compensation Committee believes that Section 162(m) will not affect the tax deductions available to Dot Hill with respect to the compensation of its Named Executive Officers. In determining the form and amount of compensation for our Named Executive Officers, the Compensation Committee will continue to consider all elements of the cost of such compensation, including the potential impact of Section 162(m).

Risk Analysis of Our Compensation Plans

The Compensation Committee has reviewed our compensation policies as generally applicable to our employees and believes that our policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. The design of our compensation policies and programs encourage our employees to remain focused on both the short-and long-term goals of the Company. For example, while our performance-based restricted stock programs measure performance on an annual basis, our other equity awards typically vest over a number of years, which we believe encourages our Named Executive Officers to focus on sustained stock price appreciation, thus limiting the potential value of excessive risk-taking.

COMPENSATION OF DIRECTORS

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2012 to each of our non-employee directors:

DIRECTOR COMPENSATION FOR FISCAL 2012

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($) (2)(3)	Option Awards ($) (2)(4)	Total ($)
Charles F. Christ	$ 109,500	$ 5,750	$ 7,318	$ 122,568
Roderick M. Sherwood, III	$ 63,000	$ 5,750	$ 7,318	$ 76,068
Richard Mejia, Jr.	$ 58,667	$ 5,750	$ 7,318	$ 71,735
Thomas H. Marmen	$ 41,417	$ 5,750	$ 7,318	$ 54,485
Debra E. Tibey	$ 42,583	$ 5,750	$ 7,318	$ 55,651
Barry A. Rudolph	$ 29,121	$ —	$ 46,925	$ 76,046

(1) Cash amounts in this column represent the portion of the annual retainers, committee fees and meeting fees earned with respect to service during the Company's 2012 fiscal year.

(2) Amounts listed in this column represent the aggregate grant date fair value of the awards established in accordance with Financial Accounting Standards Board Statement ASC Topic 718 ("ASC Topic 718"). Assumptions made for the purpose of computing these amounts are discussed in our Annual Report on Form 10-K for the year ended December 31, 2012 in Note 12 to Consolidated Financial Statements under the heading "Stockholders' Equity, Equity Incentive Plans and Warrants."

(3) The aggregate number of shares subject to stock awards as of December 31, 2012 was 45,841 for Mr. Christ, and nil for each of Mr. Marmen, Mr. Mejia, Mr. Rudolph, Mr. Sherwood and Ms. Tibey. Each non-employee director, except Mr. Rudolph, was granted a stock award of 5,000 shares at a fair value of $1.15 per share on May 7, 2012.

(4) The aggregate number of shares subject to outstanding option awards as of December 31, 2012 was 190,000; 130,000; 90,000; 90,000; 60,000; and 50,000 for Mr. Christ, Mr. Sherwood, Mr. Mejia, Mr. Marmen, Ms. Tibey and Mr. Rudolph, respectively. Each non-employee director was granted an option award in the amount of 10,000 shares at a grant date fair

value of $0.73 on May 7, 2012, except for Mr. Rudolph, who was granted an option award in the amount of 50,000 shares at a grant date fair value of $0.94 on February 20, 2012 when he joined the Board of Directors.

Each of our non-employee directors, excluding the Chairman of the Board, receives an annual fee of $24,000 plus an additional fee of $1,000 for each scheduled regular meeting of the Board. The Chairman of the Board receives an annual fee of $72,000 plus an additional fee of $1,000 for each scheduled regular meeting of the Board.

Members of the Audit, Compensation and Nominating and Corporate Governance Committees of our Board of Directors also receive additional fees. Each Audit Committee member receives an annual fee of $5,000, with the exception of the Chair of the Audit Committee, who receives an annual fee of $7,000. Each Compensation and Nominating and Corporate Governance Committee member receives an annual fee of $3,000 for each such committee on which they serve, with the exception of the Chair of each of the committees, who receives an annual fee of $4,000. Committee members also receive $1,000 for each committee meeting attended, independent of the particular committee.

Members of the Special Litigation Committee also receive $200 for each hour of committee service provided.

Members of the Operations Committee also receive $200 for each hour of committee service provided.

During the fiscal year ended December 31, 2012, the total cash compensation paid to non-employee directors was $344,288. All members of our Board of Directors are also eligible for reimbursement for their expenses incurred in connection with attendance at Board and committee meetings or other Board related functions in accordance with Dot Hill policy.

Each of our non-employee directors may receive discretionary equity award grants under our 2009 Plan and also receives non-discretionary stock option grants under the Directors' Plan. Only our non-employee directors are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended not to qualify as incentive stock options under the Code.

Option grants under the Directors' Plan are non-discretionary. Each person who is elected or appointed as a director and who, for at least one year preceding such election or appointment, has at no time served as a non-employee director, is automatically granted under the Directors' Plan, without further action by us, our Board of Directors or our stockholders, an option to purchase 50,000 shares of our common stock as of the date of such election or appointment. In addition, as of the date of the annual meeting each year, each member of our Board of Directors who is not an employee and has served as a non-employee director for at least four months is automatically granted under the Directors' Plan and without further action by us, our Board of Directors or our stockholders, an option to purchase 10,000 shares of our common stock. During the 2009 Annual Meeting, the Board approved an amendment to the Directors' Plan to reduce the number of shares available to the automatic annual grant from 20,000 to 10,000 stock options. The Board also approved an automatic grant under the 2009 Plan, as of the date of the annual meeting each year and without further action by us, of 5,000 shares of common stock to each of our non-employee directors who have served for at least four months. The first such automatic grant was effected on the date of our 2009 Annual Meeting of the Stockholders. No other options may be granted at any time under the Directors' Plan.

The exercise price of options granted under the Directors' Plan may not be less than 100% of the fair market value of the common stock subject to the option on the date of the option grant, which is deemed to be equal to the closing sales price of our common stock as reported on the NASDAQ Stock Market on the last market trading day prior to the effective date of grant. Initial option grants under the Directors' Plan become exercisable, or vest, over four years during the option holder's service as a director of the Company and any subsequent employment of the option holder by, and/or service by the option holder as a consultant to, us or an affiliate, collectively referred to as service. With respect to any initial grant of options, 25% of such options vest after one year of service and the remainder vest monthly over the next 36 months. Initial option grants under the Directors' Plan permit exercise prior to vesting, but in such event, the option holder is required to enter into an early exercise stock purchase agreement that allows us to repurchase unvested shares, generally at their exercise price, should the option holder's service terminate. Annual option grants under the Directors' Plan are fully vested on the date of grant. The term of options granted under the Directors' Plan is 10 years. In the event of our merger with or into another corporation or a consolidation, acquisition of assets or other change of control transaction involving us, the vesting of each option will accelerate and the option will terminate if not exercised prior to the consummation of the transaction.

During 2012, we granted options under the Directors' Plan covering 50,000 shares to five of our six non-employee directors as of our 2012 Annual Meeting of Stockholders at an exercise price of $1.15 per share (based on the closing sales price reported on the NASDAQ Stock Market on the date of grant). This did not include Mr. Rudolph, as we granted options under the Directors' Plan to Mr. Rudolph covering 50,000 shares at an exercise price of $1.42 upon his appointment as a new director. Twenty-five percent of such options will vest after one year of service and the remainder will vest over 36 months. During 2012, we also granted common stock under the 2009 Plan covering 25,000 shares to five of our six non-employee directors as of our 2012 Annual Meeting of Stockholders, which did not include Mr. Rudolph. The closing price of our common stock on the date of grant was $1.15 per share. The term of options and restricted stock awards granted under the 2009 Plan is seven years.

COMPENSATION OF EXECUTIVE OFFICERS

Summary of Compensation

The following table sets forth in summary form information concerning the compensation that was earned during the fiscal years ended December 31, 2010, 2011 and 2012 by our Chief Executive Officer and Chief Financial Officer. We refer to these officers in this proxy statement as our Named Executive Officers.

Summary Compensation Table(1)

Name and Principal Position	Year	Salary	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation (5)		Total
Dana W. Kammersgard	2012	$425,000	$ 183,600	$ 310,365	$ 42,500	$ 10,320	(6)	$ 971,785
President and Chief	2011	$360,000	$ 497,000	$ 406,020	$ —	$ 11,620	(7)	$ 1,274,640
Executive Officer	2010	$380,000	$ 63,375	$ 140,625	$ —	$ 10,640	(8)	$ 594,640
Hanif I. Jamal	2012	$310,000	$ 123,317	$ 117,249	$ 56,420	$ 53,661	(9)	$ 660,647
Senior Vice President, Chief	2011	$279,000	$ 319,500	$ 160,768	$ —	$ 78,567	(10)	$ 837,835
Financial Officer, Treasurer,	2010	$294,500	$ 49,291	$ 109,375	$ —	$ 44,015	(11)	$ 497,181
and Corporate Secretary								

(1) In accordance with the rules of the SEC, the compensation described in this table does not include various perquisites and other personal benefits received by a Named Executive Officer which do not exceed $10,000 in the aggregate.

(2) Amounts listed in this column represent the aggregate grant date fair value calculated in accordance with ASC Topic 718 during the applicable fiscal year. Assumptions made for the purpose of computing these amounts are discussed in our Annual Report on Form 10-K for the year ended December 31, 2012 in Note 12 to Consolidated Financial Statements under the heading "Stockholders' Equity, Equity Incentive Plans and Warrants."

Messrs. Kammersgard and Jamal received stock awards in fiscal 2012 covering 149,268 and 100,258 shares, respectively. The stock awards were granted and vested immediately in March 2012 as a component of the 2011 Annual Performance Based Bonus program approved by the Compensation Committee.

Messrs. Kammersgard and Jamal received two restricted stock awards in fiscal 2011 covering 175,000 and 112,500 shares, respectively. The first award covered 100,000 and 75,000 shares for Messrs. Kammersgard and Jamal, respectively, and vested 50% immediately and 50% on May 10, 2012. The second award covered 75,000 and 37,500 shares, for Messrs. Kammersgard and Jamal, respectively, which vested 50% on May 10, 2012, with the remaining 50% to vest on May 10, 2013 as long as the respective executive remains employed by the Company.

Messrs. Kammersgard and Jamal received performance-based restricted stock awards in fiscal 2010 covering 75,000 and 58,333 shares, respectively, for which 50% of the performance target benchmarks were considered probable of occurring at the grant date for each of Mr. Kammersgard and Mr. Jamal. Assuming 100% of the performance target benchmarks were achieved, the grant date fair value would have been $126,750 and $98,583 for Mr. Kammersgard and Mr. Jamal, respectively. In March 2011, the Compensation Committee decided that based on the financial results of the Company relative to the previously established goals for fiscal year 2010, 28% of each of Messrs. Kammersgard and Jamal's 2010 performance-based restricted stock was eligible for vesting. In accordance with the vesting provisions established at the grant date of the 2010 performance-based restricted stock grant, 10,500 and 8,167 shares of the performance-based restricted stock granted to Messrs. Kammersgard and Jamal, respectively, vested on March 1, 2011 and 10,500 and 8,166 shares vested on January 20, 2012. Messrs. Kammersgard and Jamal received performance-based restricted stock awards in fiscal 2009 covering 175,000 and 125,000 shares, respectively, for which 50% and 60%, respectively, of the performance target benchmarks were considered probable of occurring at the grant date. Assuming 100% of the performance target benchmarks were achieved, the grant date fair value would have been $80,500 and $57,500 for Mr. Kammersgard and Mr. Jamal, respectively. In March 2010, based on the financial results of the Company relative to the previously established goals, the Compensation Committee approved that 50% of Mr. Kammersgard's and 60% of Mr. Jamal's performance-based restricted awards would vest.

(3) Amounts listed in this column represent the aggregate grant date fair value calculated in accordance with ASC Topic 718 during the applicable fiscal year. Assumptions made for the purpose of computing these amounts are discussed in our Annual Report on Form 10-K for the year ended December 31, 2012 in Note 12 to Consolidated Financial Statements under the heading "Stockholders' Equity, Equity Incentive Plans and Warrants." For financial statement reporting purposes, we recognize only the portion of the above values related to those awards which vested during the period.

(4) The Compensation Committee approved cash performance-based bonuses of $42,500 and $56,420 respectively to Messrs. Kammersgard and Jamal on March 13, 2013 based on achievement of our corporate financial goals for 2012. There were no cash performance-based bonuses earned during the fiscal years ended December 31, 2011 and 2010, respectively.

(5) Amounts listed in this column represent perquisites and personal benefits in which the aggregate amount for any given individual exceeded $10,000 for the fiscal year.

(6) Includes $9,600 for an annual automobile allowance and $720 of company-paid life insurance premiums.

(7) Includes $9,600 for an annual automobile allowance and $2,020 of company-paid life insurance premiums.

(8) Includes $9,600 for an annual automobile allowance and $1,040 of company-paid life insurance premiums.

(9) Includes $40,714 paid by the Company to cover costs of relocating from California to Colorado, $9,600 for an annual automobile allowance, $640 of company-paid life insurance premiums, $1,207 for time off not taken, and $1,500 for employer contributions to the company-sponsored 401(k) benefit plan.

(10) Includes $66,757 paid by the Company to cover costs of relocating from California to Colorado, $9,600 for an annual automobile allowance, $1,610 of company-paid life insurance premiums and $600 for employer contributions to the company-sponsored 401(k) benefit plan. Amounts have been revised from amounts previously reported, to include all applicable perquisites.

(11) Included $42,529 paid by the Company to cover costs of relocating from California to Colorado, $9,600 for an annual automobile allowance, $1,040 of company-paid life insurance premiums and $500 for employer contributions to the company-sponsored 401(k) benefit plan. Amounts have been revised from amounts previously reported, to include all applicable perquisites.

Employment and Change of Control Agreements

In December 2008, we entered into an Amended and Restated Employment Agreement, or the CEO Agreement, with Mr. Kammersgard. The CEO Agreement replaced and superseded the Employment Agreement and Change of Control Agreement we entered into with Mr. Kammersgard on August 2, 1999 and April 6, 2006, respectively, referred to together as the Prior Agreements.

The Prior Agreements were replaced by the CEO Agreement primarily to address changes in the tax laws, including changes governing non-qualified deferred compensation arrangements (such as severance arrangements) under Section 409A of the Code. The CEO Agreement provides that any payments and benefits pursuant to the CEO Agreement, referred to as Severance Benefits, that constitute "deferred compensation" within the meaning of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect, referred to collectively as Section 409A. Under the CEO Agreement, Mr. Kammersgard is eligible to receive, subject to approval by our Compensation Committee, an annual discretionary bonus pursuant to our executive compensation plans for each fiscal year. Consistent with his previous severance benefits, if Mr. Kammersgard is terminated without cause or terminates his employment for good reason prior to the effective date of a change of control, then he is entitled to a single lump sum cash payment equal to 100% of his then current base salary. "Cause" is defined in the employment agreement as engaging in conduct which materially harms the Company, including failure to perform directives of the Board; indictment for a felony; or material breach of the Company's Confidential Information and Inventions Agreement. "Good reason" is defined as a material reduction of base salary, relocation of the Company's offices, or a material breach of the employment agreement by the Company. A "change of control" occurs when the Company is dissolved or liquidated; is sold or substantially all assets are transferred; or otherwise, the holders of 50% of the Company's voting shares no longer hold 50% of the Company's voting shares.

If Mr. Kammersgard continues his employment through the effective date of a change of control, then he is entitled to a single lump sum cash payment equal to 125% of his annual base salary in effect immediately prior to the change of control, referred to as the CEO Change of Control Bonus. If Mr. Kammersgard is terminated without cause or terminates his employment for good reason following the effective date of a change of control, then he is entitled to a single lump sum cash payment equal to 100% of his annual base salary in effect at the time of termination, less any CEO Change of Control Bonus paid to Mr. Kammersgard and provided that his annual base salary at the time of termination exceeds his annual base salary in effect immediately prior to the change of control by at least 25%. Further, in the event Mr. Kammersgard continues his employment through the effective date of a change of control, all unvested equity awards granted to Mr. Kammersgard will accelerate in full. In the event his employment is terminated, other than for death or complete disability, we have the right to retain Mr. Kammersgard as a consultant during the 12 months following his termination, referred to as the CEO Consulting Period, for a period of up to 12 days during such 12-month period. In exchange for his availability during the CEO Consulting Period, Mr. Kammersgard is entitled to a cash payment equal to 25% of his annual base salary at the time of termination, payable in four equal quarterly installments commencing within five days of his termination.

In March 2009, we entered into an Amended and Restated Employment Agreement, or the CFO Agreement, with Mr. Jamal. The CFO Agreement replaces and supersedes the Employment Agreement entered into with Mr. Jamal on December 18, 2008.

Under the CFO Agreement, Mr. Jamal is eligible to receive, subject to approval by our Compensation Committee, an annual discretionary bonus pursuant to our executive compensation plans for each fiscal year. If Mr. Jamal is terminated without cause or terminates his employment for good reason prior to the effective date of a change of control, then he is entitled to a single lump sum cash payment equal to 100% of his then current base salary. If Mr. Jamal continues his employment through the effective date of a change of control, then he is entitled to a single lump sum cash payment equal to 125% of his annual base salary in effect immediately prior to the change of control, referred to as the CFO Change of Control Bonus. If Mr. Jamal is terminated without cause or terminates his employment for good reason following the effective date of a change of control, then he is entitled to a single lump sum cash payment equal to 100% of his annual base salary in effect at the time of termination, less any CFO Change of Control Bonus paid to Mr. Jamal and provided that his annual base salary at the time of termination exceeds his annual base salary in effect immediately prior to the change of control by at least 25%. Further, in the event Mr. Jamal continues his employment through the effective date of a change of control, all unvested equity awards granted to Mr. Jamal will accelerate in full. In the event his employment is terminated, other than for death or complete disability, we have the right to retain Mr. Jamal as a consultant during the 12 months following his termination, referred to as the CFO Consulting Period, for a period of up to 12 days during such CFO Consulting Period. In exchange for his availability during the CFO Consulting Period, Mr. Jamal is entitled to a cash payment equal to 25% of his annual base salary at the time of termination, payable in four equal quarterly installments commencing within five days of his termination.

In establishing the triggering events for payment obligations in connection with termination and/or change of control events under our employment and change of control agreements with our Named Executive Officers, the Compensation Committee carefully considered a variety of factors. Payments upon termination by us without cause or by the employee for good reason are provided because we consider such a termination to be generally beyond the control of a terminated employee and a termination that under different circumstances would not have occurred. The termination benefits are intended to ease the consequences to an employee of an unexpected termination of employment. Dot Hill benefits by requiring a general release from terminated employees. In addition, Dot Hill may request non-compete and non-solicitation provisions in connection with individual separation agreements. Payments and option acceleration in connection with a change of control are intended to mitigate the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate changes. Such payments protect stockholder interests by enhancing employee focus during rumored or actual change of control activity through providing incentives to remain with Dot Hill despite uncertainties while a transaction is under consideration and by encouraging the executives responsible for negotiating potential transactions to do so with independence and objectivity. Furthermore, these payments assist the Company in attracting and retaining highly valued executives.

Potential Payments Upon Termination or Change Of Control

The following table sets forth potential payments to our Named Executive Officers upon various termination or change of control events assuming such events occurred as of December 31, 2012.

Name	Benefit(1)	Termination Without Cause or Upon Good Reason	Change of Control	Termination Without Cause or Upon Good Reason after Change of Control (3)
Dana W. Kammersgard	Lump sum cash	$ 425,000	$ 531,250	$ — (2)
	Option vesting acceleration	$ —	$ —	$ —
	Restricted stock vesting acceleration	$ —	$ 106,500	$ —
Hanif I. Jamal	Lump sum cash	$ 310,000	$ 387,500	$ — (2)
	Option vesting acceleration	$ —	$ —	$ —
	Restricted stock vesting acceleration	$ —	$ 53,250	$ —

(1) Amounts shown for option vesting acceleration represent the value of in-the-money unvested options that would have accelerated if the change of control occurred on December 31, 2012 based on the difference between the market value of our common stock on that date and the exercise price of the respective options. Amounts shown for restricted stock vesting acceleration represent the fair value of the unvested stock that would have accelerated if the change of control occurred on December 31, 2012, based on the stock price at the that date.

(2) Each Named Executive Officer is entitled to a lump sum cash payment equal to 100% of his annual base salary in effect at the time of termination, less any lump sum cash payments previously made to the Named Executive Officer in connection with a change of control. Lump sum payments reflected in this column are contingent upon the Named Executive Officer's annual base salary at the time of termination exceeding his annual base salary in effect immediately prior to the change of control by at least 25%. If following a change of control, the Named Executive Officer's termination without cause or resignation for good reason occurred on December 31, 2012, and assuming Messrs. Kammersgard's and Jamal's annual base salaries were $425,000 and $310,000, respectively, as of such date, Messrs. Kammersgard and Jamal would not receive any payments in connection with such termination.

(3) If a change of control and termination without cause or upon good reason occurred on December 31, 2012, each Named Executive Officer is entitled to the cash payments, options and awards vesting acceleration under the "Change of Control" provision in their respective employment agreements in the amounts indicated in the table above entitled "Change of Control". Messrs. Kammersgard and Jamal would not receive any additional payments in connection with the termination actions taken concurrent with the change of control.

Grants of Plan-Based Awards During Fiscal Year Ended 2012

Historically, we granted stock awards to our executive officers under the 2000 Plan. On June 15, 2009, the stockholders approved the 2009 Plan, which both increased the number of shares available for future awards to both executives and non-executive employees, as well as modified certain terms of future awards.

Subsequent to the 2009 Annual Meeting of Stockholders, we granted stock awards to our executive officers under the 2009 Plan. Our stockholders approved an Amendment to the 2009 Plan at the 2011 Annual Meeting of Stockholders to increase the number of shares of common stock authorized for issuance under the 2009 Plan by 8,000,000 shares. As of February 1, 2013, options to purchase a total of 4,313,247 shares were outstanding, awards other than stock options and stock appreciation rights covering an aggregate of 516,573 shares were outstanding and 4,810,041 shares were available for future grant under the 2009 Plan. As of February 1, 2013, options to purchase a total of 3,889,203 shares were outstanding, awards other than stock options and stock appreciation rights covering an aggregate of 81,308 shares were outstanding and there are no shares available for future grant under the 2000 Plan. All stock options granted to our Named Executive Officers are incentive stock options, to the extent permissible under the Code. Generally, 25% of the shares subject to options vest one year from the date of grant and the remainder of the shares vest in equal monthly installments over the 36 months thereafter, subject to acceleration of vesting pursuant to the change of control agreements described in “Employment and Change of Control Agreements.” Commencing with grants in February 2009 and thereafter, 25% of the shares subject to restricted stock awards typically vest on each anniversary from the effective date of grant, subject to acceleration of vesting pursuant to the change of control agreements described in “Employment and Change of Control Agreements.” Options under the Prior Plans expire 10 years from the date of grant, and options under the 2009 Plan expire seven years from the date of grant. The exercise price per share of each option granted to our Named Executive Officers was equal to the fair market value of our common stock on the date of the grant. Under the Prior Plans, the fair market value of our common stock on a given date is deemed to be equal to the closing sales price for such stock as reported on the NASDAQ Stock Market on the last market trading day prior to such date. Under the 2009 Plan, the fair market value of our common stock on a given date is deemed to be equal to the closing sales price for such stock as reported on the NASDAQ Stock Market on such date, or if such date is not a trading day, the last market trading day prior to such date.

The following table provides information regarding grants of plan-based awards to the Named Executive Officers in the fiscal year ended December 31, 2012.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Dana W. Kammersgard	3/9/12	$ 425,000	—	—	—	—
	3/19/12	$ —	—	337,500	1.40	310,365
	3/9/12	$ —	149,268	—	—	183,599.64
Hanif I. Jamal	3/9/12	$ 202,000	—	—	—	—
	3/19/12	$ —	—	127,500	1.40	117,249
	3/9/12	$ —	100,258	—	—	123,317.34

(1) Amounts listed in this column represent the aggregate full grant date fair value computed in accordance with ASC Topic 718. Assumptions made for the purpose of computing these amounts are discussed in our Annual Report on Form 10-K for the year ended December 31, 2012 in Note 12 to Consolidated Financial Statements under the heading "Stockholders' Equity, Equity Incentive Plans and Warrants."

Outstanding Equity Awards at Fiscal Year-End 2012

The following table provides information regarding all outstanding equity awards held by each of our Named Executive Officers as of December 31, 2012.

	Option Awards						Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Dana W. Kammersgard	1/1/2003	50,000	— (1)	—	$ 3.10	1/1/2013				
	1/1/2004	50,000	— (1)	—	$ 15.15	1/1/2014				
	11/1/2004	250,000	— (1)	—	$ 6.25	11/1/2014				
	1/31/2005	80,000	— (1)	—	$ 6.1	1/31/2015				
	3/7/2006	150,000	— (1)	—	$ 6.87	3/7/2016				
	2/27/2007	200,000	— (1)	—	$ 3.57	2/27/2017				
	3/18/2008	100,000	— (1)	—	$ 2.40	3/18/2018				
	8/11/2008	75,000	— (1)	—	$ 2.36	8/11/2018				
	3/9/2010	103,125	46,875 (2)	—	$ 1.44	3/9/2017				
	5/10/2011	79,167	120,833 (2)	—	$ 2.84	5/10/2018				
	3/19/2012	—	337,500 (2)	—	$ 1.40	3/19/2019				
	5/10/2011								37,500	$ 106,500
Hanif Jamal	7/31/2006	225,000	— (1)	—	$ 3.03	7/31/2016				
	2/27/2007	75,000	— (1)	—	$ 3.57	2/27/2017				
	3/18/2008	100,000	— (1)	—	$ 2.40	3/18/2018				
	8/11/2008	75,000	— (1)	—	$ 2.36	8/11/2018				
	3/9/2010	80,209	36,458 (2)	—	$ 1.44	3/9/2017				
	5/10/2011	31,667	48,333 (2)	—	$ 2.84	5/10/2018				
	3/19/2012	—	127,500 (2)	—	1.40	3/19/2019				
	5/10/2011								18,750	$ 53,250

(1) Unvested options granted under the 2000 Plan. 25% of the shares subject to the options vest one year from the date of grant and the remainder of the shares vest in equal monthly installments over the 36 months thereafter, subject to acceleration of vesting pursuant to the change of control agreements described in "Employment and Change of Control Agreements."

(2) Unvested options granted under the 2009 Plan. 25% of the shares subject to the options vest one year from the date of grant and the remainder of the shares vest in equal monthly installments over the 36 months thereafter, subject to acceleration of vesting pursuant to the change of control agreements described in "Employment and Change of Control Agreements."

(3) Shares appearing in this column are unvested stock awards granted 2011. All unvested awards are expected to vest in March of 2013.

Option Exercises and Stock Vested During Fiscal Year-End 2012

The following table shows, for the fiscal year ended December 31, 2012, certain information regarding stock vested during the last fiscal year with respect to the Named Executive Officers:

Name	Option Awards		Stock Awards		
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	
Dana W. Kammersgard	—	—	247,268	$	308,095
Hanif Jamal	—	—	164,675	$	205,390

Messrs. Kammersgard and Jamal received performance-based restricted stock awards in fiscal 2010 covering 75,000 and 58,333 shares, respectively, for which 10,500 shares granted to Mr. Kammersgard and 8,167 shares granted to Mr. Jamal vested in 2012. Messrs. Kammersgard and Jamal received restricted stock awards in fiscal 2011 covering 175,000 and 112,500 shares, respectively, for which 87,500 shares granted to Mr. Kammersgard and 56,250 shares granted to Mr. Jamal vested in 2012. Messrs. Kammersgard and Jamal received stock awards in fiscal 2012 covering 149,268 and 100,258 shares, respectively. The stock awards were granted and vested immediately in March 2012 as a component of the 2011 stock bonus plan approved by the Compensation Committee, under which Messrs. Kammersgard and Jamal were approved for 60% and 68% achievement of their respective corporate and individual goals, respectively.

Pension Benefits at Fiscal Year-End 2012

We have no pension plans.

Non-qualified Defined Contribution and Other Non-qualified Deferred Compensation Plans at Fiscal Year-End 2012

We have no non-qualified defined contribution or other non-qualified deferred compensation plans.

POLICIES AND PROCEDURES WITH RESPECT TO RELATED PARTY TRANSACTIONS

Our Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is Dot Hill's preference to avoid related party transactions. Our Audit Committee Charter requires that members of the Audit Committee, all of whom are independent directors, review and approve all related party transactions for which such approval is required under applicable law, including SEC rules and NASDAQ listing standards. A related party transaction includes any transaction, arrangement or relationship involving an amount that exceeds $120,000 in which Dot Hill is a participant and in which any of the following persons has or will have a direct or indirect interest: any executive officer, director, or more than 5% stockholder of Dot Hill, including any of their immediate family members, and any entity owned or controlled by such persons.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to our Code of Business Conduct and Ethics. Under our Code of Business Conduct and Ethics, directors, officers and all other members of the workforce are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest.

TRANSACTIONS WITH RELATED PERSONS

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Bylaws provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us. We have obtained a policy of directors' and officers' liability insurance.

We have entered, and intend to continue to enter, into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

Please see "Employment and Change of Control Agreements" and "Potential Payments Upon Termination or Change-in-Control."

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single set of Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Dot Hill common stockholders will be "householding" the Company's proxy materials. A single set of Annual Meeting materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate set of Annual Meeting materials, please notify your broker or the Company. Direct your written request to Hanif Jamal (*Chief Financial Officer*), 1351 South Sunset Street, Longmont, Colorado 80501 or contact Hanif Jamal at (303) 845-3200. Stockholders who currently receive multiple copies of the Annual Meeting materials at their addresses and would like to request "householding" of their communications should contact their brokers.

OTHER MATTERS

Our Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

/S/ DANA W. KAMMERSGARD

Dana W. Kammersgard
President and Chief Executive Officer

Longmont, Colorado
April 8, 2013

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC is available without charge upon written request to: 1351 South Sunset Street, Longmont, Colorado 80501, Attn: Secretary.

This page intentionally left blank

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission file number 1-13317

DOT HILL SYSTEMS CORP.
(Exact name of registrant as specified in its charter)

Delaware	**13-3460176**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1351 S. Sunset Street, Longmont, CO	**80501**
(Address of principal executive offices)	**(Zip Code)**

(303) 845-3200
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2012 was $65,057,120.

The registrant had 58,703,185 shares of common stock, $0.001 par value, outstanding as of February 28, 2013.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2013 annual meeting of stockholders are incorporated by reference into Part III of this Form 10-K.

DOT HILL SYSTEMS CORP.

FORM 10-K

For the Year Ended December 31, 2012

INDEX

Forward-Looking Statements

Certain statements contained in this annual report on Form 10-K, including, but not limited to, statements regarding the development, growth and expansion of our business, our intent, belief or current expectations, primarily with respect to our future operating performance and the products we expect to offer, and other statements regarding matters that are not historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the "safe harbor" created by these sections. Future filings with the Securities and Exchange Commission, or SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may also contain forward-looking statements. Because such statements include risks and uncertainties, many of which are beyond our control, actual results may differ materially from those expressed or implied by such forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements are set forth in the section entitled "Risk Factors" and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this annual report on Form 10-K.

Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In this annual report on Form 10-K, "Dot Hill," "Dot Hill Systems Corp.," "we," "us" and "our" refer to Dot Hill Systems Corporation and our wholly owned subsidiaries on a consolidated basis, unless the context otherwise provides.

PART I

Item 1. Business

We design, manufacture and market a range of software and hardware storage systems for the entry and midrange storage markets. We focus on selling through server-based original equipment manufacturers (OEMs), such as Hewlett-Packard, or HP, Dell Inc. or Dell, Lenovo Group Limited or Lenovo, Advanced Micro Devices, Inc. or AMD, Stratus Technologies or Stratus and Wipro Limited or Wipro; as well as into vertical markets, which primarily include media and entertainment, telecommunications, HPC Digital Image Archive, Big Data and oil and gas. Our vertical market customers are OEMs, who embed our products into their solutions, as well as resellers.

Typical customers for our storage systems products, which include our AssuredSAN line of storage array products, include organizations requiring high reliability, high performance networked or direct attached storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware, firmware and software products employing a modular system that allows end-users to add various protocol, performance, capacity or data protection schemes as needed. Our broad range of products, from small capacity direct attached to complete multi-hundred terabyte, or TB, storage area networks, or SANs, provide end-users with a cost-effective means of addressing increasing storage demands at compelling price-performance points. Our current product family based on our AssuredSAN architecture provides high performance and large disk array capacities for a broad variety of environments, employing Fibre Channel, Internet Small Computer Systems Interface, or iSCSI or Serial Attached SCSI, or SAS, interconnects to switches and/or hosts. In addition, our Assured family of data protection software products provides additional layers of data protection options to complement our line of storage disk arrays. Our current mainstream AssuredSAN(TM) 2000 and 3000 series of entry-level storage products and Just a Bunch of Disks, or JBOD, arrays are targeted primarily at mainstream enterprise and small-to-medium business, or SMB, applications. Some of our AssuredSAN products have been distinguished by certification as Network Equipment Building System, or NEBS, Level 3 (a telecommunications standard for equipment used in central offices) and are MIL-STD-810F (a military standard created by the U.S. government) compliant based on their ruggedness and reliability. In February 2010, we launched the latest AssuredSAN 3000 series of storage arrays that provide high speed interface options including 8 gigabyte, or GB, Fibre Channel, 1GB and 10GB iSCSI over Ethernet and 6GB SAS connectivity.

On August 22, 2012, we introduced AssuredSAN(TM) Pro 5000 Series with RealStor(TM) software that incorporates autonomic real-time data tiering via a virtualized back-end. With RealStor, businesses gain the advantage of very high performance SSDs, using them to their maximum benefit, while storing less frequently accessed data on slower, but much less expensive hard disk drives. On the same day, we also introduced our AssuredSAN(TM) 4000 Series next-generation, high performance storage solution designed to deliver best-in-class price performance, 99.999 percent availability, and exceptional streaming throughput. The Series 4000 shares the same architecture as the Pro 5000 Series. Our Series 2000 and 3000 products are characterized by IDC as Band 2 and Band 3 products. With the announcement of our Series 4000 and 5000 products, we now have products characterized within IDC Price Bands 4 and 5 products and we have thus increased our total available market as measured by end-user sales price from $4.0 billion to $10.6 billion.

Our agreements with our customers do not contain any minimum purchase commitments and may be terminated at any time upon notice from the applicable customer. Our ability to achieve and maintain profitability will depend on, among other things, the level and mix of orders we actually receive from such customers, the actual amounts we spend on marketing support, the actual amounts we spend for inventory support and incremental internal investment, our ability to reduce product cost, our product lead time, our ability to meet delivery schedules required by our customers and the economic environment.

Our products and services are sold worldwide to facilitate server and SAN storage implementations, primarily through server-based OEMs, vertical markets partners that include embedded OEMs that integrate our products into their solutions, and VARs. Our storage system products' server-based OEM partners currently include, among others, Hewlett-Packard, or HP, Lenovo and Stratus, who purchase our AssuredSAN products, and Dell and AMD, who purchase our AssuredVRA products. Our vertical markets partners include Motorola, Inc., or Motorola, Tektronix Inc., or Tektronix, Samsung Electronics, or Samsung, Concurrent Computer Corporation, or Concurrent, Autodesk Inc. or Autodesk, Harris Broadcast Communications and Nokia Siemens Network, or Nokia Siemens. Although our products and services are sold worldwide, the majority of our net revenue is derived from our U.S. operations.

We began shipping products to HP in the fourth quarter of 2007. In January 2008, we amended our agreement with HP to allow for sales of additional products to additional divisions within HP. Our products are primarily sold as HP's MSA 2000/ P2000 product family. Sales to HP increased significantly during 2008 and increased again in 2009 primarily as a result of the successful launch and market acceptance of the HP MSA 2000 products. HP launched its third generation product line, now called the P2000 product line, in February 2010. Sales to HP increased again in 2010 as we began selling our next generation host interfaces across the HP P2000 product line. The agreement with HP does not contain any minimum purchase commitments. In October 2011, we extended our supply agreement with HP by five years to expire in October 2016 and also extended the expiration of 1.6 million warrants granted to HP in March 2008 to expire concurrently with the supply agreement in October 2016. Net revenue from HP approximated 68% of our total net revenue in 2012. We expect sales to HP to continue to represent a substantial percentage of our total net revenue in 2013. We expect to generate additional revenue from our indirect channel as well as new and potential new OEM customers.

In addition, the demand for our products has been affected in the past, and may continue to be affected in the future, by various factors, including, but not limited to, the following:

- our ability to maintain and enhance relationships with our customers, in particular our OEM customers, as well as our ability to win new business;
- our ability to source critical components such as integrated circuits, hard disk drives, memory and other components on a timely basis;
- the amount of field failures resulting in product replacements or recalls;
- our ability to launch new products in accordance with OEM specifications, schedules and milestones;
- our ability to sell Dot Hill branded products through resellers;
- our ability to win new server-based OEM customers and OEMs who embed our products into their solutions;
- general economic and political conditions and specific conditions in the markets we address, including the continuing volatility in the technology sector, current general economic volatility and trends in the data storage markets in various geographic regions;
- the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory; and
- the inability of certain of our customers who depend on credit to have access to their traditional sources of credit to finance the purchase of products from us, particularly in the current global economic environment, which may lead them to reduce their level of purchases or to seek credit or other accommodations from us.

For these and other reasons, our net revenue and results of operations in 2012 and prior periods may not necessarily be indicative of future net revenue and results of operations.

In the first quarter of 2012, our management approved, committed to, and initiated a restructuring and cost reduction plan, or the 2012 Plan, that is associated with the closure of our Israel Technology Development Center. The 2012 Plan is designed to re-align our software investments to focus on accelerating the development of embedded software features, in order to launch a competitive set of mid-range storage array products in 2012, and to provide more differentiated entry-level products for both OEM and channel customers. Substantially all of our 2012 Plan workforce reductions were completed by July 31, 2012. The closure of our Israel Technology Development Center is now recorded in discontinued operations, since we have ceased all ongoing operational activities as of December 31, 2012.

We were formed in 1999 by the combination of Box Hill Systems Corp., or Box Hill, and Artecon, Inc., or Artecon. We reincorporated in Delaware in 2001. Our website address is http://www.dothill.com. Information contained on our website does not constitute a part of this annual report on Form 10-K. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and all amendments to those reports that we file with the SEC are currently available free of charge to the general public through our website promptly after being filed with the SEC and are also accessible through the SEC's website which may be found at http://www.sec.gov. In addition, you may read and copy the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Industry Background

Overall Storage Market

Overall the enterprise storage market is a $33.4 billion industry in 2011, of which over $25 billion is generated by external networked storage systems. International Data Corporation (IDC) projects networked storage revenue's compound annual growth rate (CAGR) to be 7% through 2016. The market for networked storage is further divided into Direct Attach Storage (DAS) with $2.8 billion revenue and Networked Storage, which includes Storage Area Network (SAN) products, with $15.5 billion revenue and Network Attach Storage (NAS) with $6.0 billion revenue. External storage systems have been growing faster than internal storage systems since 2002. Storage capacity growth has increased at a much higher rate than revenue, as capacity per disk device continues to increase while component prices are declining.

External storage refers to storage systems not inside a server. The main components of a storage array system are hard disk drives (HDD), solid state drives (SSD), one or two storage controllers, power supplies and an enclosure. The main advantage of networked storage, including SAN and NAS, is that it allows multiple servers to share the storage resources connected through a network interface such as Fibre Channel or iSCSI.

IDC tracks shipments of products from storage vendors and divides the market into ten specific price bands. Price bands most relevant to Dot Hill are bands 2 through 5, which represent a $10.6 billion projected total available market in 2013.

Types of Data

Gartner, Inc. (Gartner), an information technology research and advisory company, classifies data types into four categories based on the format of how the data is stored. This differentiates data types across traditional relational, XML, messaging and multi-media formats. Examples of data types in the four categories include:

- *Structured data.* Structured data includes relational databases where full atomicity, consistency, isolation, and durability (ACID) features are supported.
- *Semi-structured data.* Semi-structured data is structured data that include metadata and are self-descripting. This also includes XML data.
- *Quasi-structured data.* Quasi-structured data includes web clickstream data that contains some inconsistencies in data values and format.
- *Unstructured data.* Unstructured data includes text documents, images, video and general file-based data.

Dot Hill storage products are suited to all data types.

Storage Systems by Market Segment

Traditionally, storage vendors have designed products for markets differentiated by capacity, performance, price and feature set. These storage markets are typically identified as:

- *Entry-level.* Entry-level storage products are designed for lower capacity, less complex data storage needs. OEMs and server companies address this market primarily through an indirect sales channel approach employing distributors, retailers and VARs that assist IT managers in identifying, purchasing and installing the product.
- *Midrange.* Midrange or departmental/workgroup storage products are designed for higher capacity and performance than entry-level products, but still feature ease of use and manageability, and are attached to a local server or a network of servers tailored to the needs of the local users. In this market, storage providers, OEMs and server companies primarily sell their products to local IT managers either directly or through distributors, VARs and regional system integrators (SIs).
- *High-end.* High-end or data center storage products are designed for use by larger organizations where data storage and management is critical. These organizations require large capacity storage systems that feature high-performance, automation, extreme reliability, continuous availability, operating systems interoperability and global service and support. In this market, storage providers, OEMs and server companies sell their products with a combination of a direct sales force and indirect channels, including OEMs, large SIs, VARs and managed services providers.

Dot Hill storage products address the entry-level (bands 2 and 3) and midrange segments (bands 4 and 5).

Industry Trends

There are several disruptive trends in the storage industry that will continue to drive demand for increasing storage requirements in terms of capacity, performance, and price. These trends include the following:

- The explosion of personal data stored and shared on social networking sites and stored or accessed on various mobile devices;
- Consolidation of compute power and storage in a variety of centralized or cloud architectures;
- Big Data capture, storage and management of various unstructured and quasi-structured data formats;

- Business intelligence and analytics, often applied to Big Data stores that require additional storage resources during the map/reduce process;
- Data security and compliance requirements from government entities and customer privacy expectations; and
- Storage systems optimized for flash storage and storage class memory products to increase performance while optimizing cost.

We believe the storage industry is strong and growing and our unique product and company strengths will satisfy a growing set of customers in the years ahead.

Our Strategy

Our primary objective is to sustain and grow profitability through our core business of selling entry and mid-level storage arrays through OEMs, including server-based OEMs and vertical markets OEMs focused on solutions for media and entertainment, telecommunications, Big Data, HPC Digital Image Archive and oil and gas, and also through channel based resellers focused primarily on the same vertical markets. We plan to expand our core product platform to include mid-range systems with embedded software features. Our first mid-range products launched on August 22, 2012, including the AssuredSAN(TM) Pro 5000 Series, with RealStor(TM) software that incorporates autonomic real-time data tiering, and the AssuredSAN(TM) 4000 Series next-generation, high performance storage solution designed to deliver best-in-class price performance, 99.999 percent availability and exceptional streaming throughput. While revenue from these products was not significant in 2012, it could become meaningful in 2013 and beyond. In addition, we will strive to create greater economies of scale and operating leverage in our entry level OEM storage array business, by focusing on new customer opportunities that may arise as a result of industry consolidation.

More specifically our strategy for the storage array business includes the following:

- *Focus on embedding our storage products into solutions for media and entertainment, telecommunications, Big Data, HPC Digital Image Archive and oil and gas.* Our AssuredSAN products are particularly well-suited for read and write workloads that are both random and sequential. A random workload implies that multiple users may wish to access the same data simultaneously. A sequential workload implies that users will need access to large files. The vertical markets we target all need storage with such performance characteristics. By addressing the needs of these markets through both OEMs that would embed our storage into their solutions and resellers that also sell into these segments, we can benefit from our channel partners' knowledge of these vertical markets, extensive direct and indirect distribution networks, installed customer bases and greater sales, marketing and global service and support infrastructures. The costs associated with a direct worldwide sales force are extensive. By leveraging the sales networks of our partners, we can manage our sales and marketing costs to much lower levels. In addition, we encourage our partners to provide direct support and service to end-users.
- *Focus on existing customers and develop new customer relationships.* We have entered into OEM agreements with, HP, Tektronix, Lenovo, Dell, AMD, Motorola, Samsung, Stratus and Concurrent, among others. We intend to focus on expanding our relationships with our existing customers and to continue seeking additional OEM relationships with other industry leaders to sell current products and expand the number of products offered to these customers to enable them to address new markets.
- *Grow and extend technology leadership.* We view our core competencies as the research, design and engineering of modular open storage systems and data protection for enterprise servers. We believe that focused research and development on advanced, cost effective storage technologies is critical to our ongoing success. We intend to continue to develop and integrate high-end features into our products in order to offer more complete storage solutions and enhance our existing products to benefit our channel partners' efforts to increase sales.
- *Leverage our AssuredSAN architecture.* We developed our AssuredSAN architecture as a foundational element of our AssuredSAN modular storage arrays. This modular architecture allows us to quickly develop and bring to market new products based on this foundation. We intend to focus and unify our development efforts on this approach, which we believe offers a competitive time to market advantage to us. In particular, we intend to utilize our AssuredSAN products to continually extend the feature sets of both our entry-level and mid-range solutions and build a comprehensive set of software-based features that offer our customers increased levels of value and differentiation.
- *Quickly adopt new standards.* We strive to introduce products that are first to market. For example, in February 2010 we introduced AssuredSAN 3000, the first entry-level storage array with 8Gb Fibre Channel and Fibre Channel / iSCSI interfaces, and continued with 6Gb SAS, 10Gb iSCSI and four port 1Gb iSCSI interface options throughout 2010. In 2011, we launched the AssuredSAN 3003 series which substantially increased both streaming and random

performance. In August, 2012, we introduced AssuredSAN(TM) Pro 5000 Series with RealStor(TM) software that incorporates autonomic real-time data tiering. With RealStor, businesses gain the advantage of very high performance SSDs, using them to their maximum benefit to store very frequently accessed or "hot" data, while storing less frequently accessed data on slower, but much less expensive, hard disk drives. This eighth generation storage array technology delivers performance improvements within minutes for workloads as data being stored on the Series 5000 products are analyzed in real-time and migrated to faster but more expensive SSDs or to slower HDDs, based on frequency of use. On the same day, we also introduced our AssuredSAN(TM) 4000 Series next-generation, high performance storage solution designed to deliver best-in-class price performance, 99.999 percent availability, and exceptional streaming throughput. The Series 4000 shares the same architecture as the Series 5000. In addition, our AssuredVRA enterprise RAID (redundant array of independent disks) stack for Windows and Linux servers allow us to quickly adopt and migrate to next generation Intel and AMD class server architectures due to its highly modular architecture and approach.

- *Pursue strategic alliances, partnerships and acquisitions.* We plan to continue to evaluate and selectively pursue strategic acquisitions, alliances and partnerships and other strategic alternatives that are complementary to our business. We believe that growth of the network storage market will create additional opportunities to expand our business. In some cases, we believe the most efficient pursuit of these opportunities may be through partnerships and relationships that allow us to leverage our existing products, core competencies and channels while capitalizing on products, technologies and channels that may be available through potential strategic partners.

Our Products

Product Positioning and Highlights

We design, manufacture and market a range of enterprise storage solutions and virtual RAID adapters for the entry and midrange storage markets. Typical customers for our storage systems products, which includes our AssuredSAN line of storage array products, include organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware, firmware and software products employing a modular system that allows end-users to add various interfaces, performance, capacity or data protection schemes as needed. Our broad range of products, from small capacity, direct attached to complete multi-hundred terabyte, or TB, storage area networks, or SANs, provide end-users with a cost-effective means of addressing increasing storage demands at compelling price-performance points. Our current product family based on our AssuredSAN architecture provides high performance and large disk array capacities for a broad variety of environments, employing Fibre Channel, Internet Small Computer Systems Interface, or iSCSI or Serial Attached SCSI, or SAS, interconnects to switches and/or hosts. In addition, our Assured family of data protection software products provides additional layers of data protection options to complement our line of storage disk arrays.

Typical applications for Dot Hill storage solutions include server virtualization such as VMware and Microsoft Hyper-V environments, ERP and email applications, retail transactions, streaming video workflows, voicemail and financial services.

Our AssuredSAN storage solutions are positioned in the market to lead in these areas:

- *Proven value for network storage.* Our storage arrays support raw capacities up to 288TB with 4TB disk drives, and offer High Availability with dual redundant controllers.

- *Best-in-Class reliability and high availability.* Based on over 600,000 total storage array systems shipped, and the large number of systems tracked in field service, the AssuredSAN product line has consistently demonstrated 99.999% availability. Our products have been validated by rigorous testing by multiple demanding OEM customers.

- *Best-in-Class price/performance.* With the introduction of the AssuredSAN 4000 series, we have established industry leading performance in terms of streaming read/write performance and transactions per second for this class of product. Our midrange class products deliver more performance at a given price point than competing systems in the market. Since the initial launch in August 2012, multiple OEM customers have selected and qualified our midrange products for their storage solutions.

- *Most responsive storage with real-time tiering.* Our AssuredSAN Pro 5000 series with RealStor™ software enables autonomic real-time tiering across disk technologies to achieve greater performance for dynamic workloads. With RealStor, businesses gain the advantage of deploying very high performance SSDs, using them to their maximum benefit to store very frequently accessed or "hot" data, while storing less frequently accessed data on slower, but much less expensive hard disk drives. This 8th generation storage array technology delivers performance improvements within minutes for workloads, as data being stored on the Series 5000 products are analyzed in real-time and migrated to faster but more expensive SSD's or to slower HDD's based on frequency of use.

- *Disruptively simple interface for improved operational efficiency.* In addition to the autonomic real-time tiering in the Assured SAN Pro 5000 series, the software interface has been designed for simplicity that eliminates all low level configuration tasks without complex policy settings.

AssuredSAN Product Line

We design our family of open systems storage hardware and software products with the reliability, flexibility and performance necessary to meet IT managers' needs for easily scalable cost-effective solutions. We currently offer storage systems in Fibre Channel, iSCSI, and SAS host interfaces which include HDD and SSD drive technologies. We also offer enterprise class RAID software for industry standard Windows and Linux servers, as well as storage management applications, which can manage any one or all of our storage system configurations. The AssuredSAN Pro 5000, RealStor™ software adds autonomic real-time tiering, thin provisioning, fast RAID rebuild and a disruptively simple user interface called Storage Management Console. In addition, performance-enhancing and Data Management Software is sold bundled with our storage systems or licensed separately to OEM customers, including AssuredSnap, AssuredCopy and AssuredRemote.

We also offer AssuredSAN Modular Storage Architecture products focused on the incorporation of SAS drive technology with a variety of front-end host interfaces. These products are focused on the general purpose market initially and introduce several technological advancements including EcoStor™ (elimination of batteries in a RAID cache management system) and SimulCache™ (high-speed mirrored cache coherency).

- *AssuredSAN 2000 Series.* Our product line begins with the value priced storage arrays in the 2000 Series. The 2000 Series provides entry level SAN storage for business applications, with an easy to use management interface. The latest product in this series is the AssuredSAN model 2333 that offers a 1Gb iSCSI interface and supports 1TB, 2TB, and 3TB HDDs with options to include SSD drives.

- *AssuredSAN 3000 Series.* The 3000 Series is ideal for demanding applications such as video post production, surveillance, and virtual machine environments (VMware, Microsoft and Citrix). With the introduction of the 24 drive small form factor drive products (2U/24) in February 2010, we believe we were also the first to offer such systems with full embedded RAID and data protection capability. Our AssuredSAN 3000 Series includes a range of interface options including 8Gb Fibre Channel, 1Gb and 10Gb iSCSI, 6Gb SAS and a hybrid Fibre Channel / iSCSI option.

- *AssuredSAN 4000 Series.* Our AssuredSAN™ 4000 storage arrays which were announced on August 22, 2012 are the highest performing storage solutions in our portfolio with a traditional user interface for RAID storage systems. Designed with a powerful processor, these systems provide accelerated performance for sequential workloads, making them ideal solutions for high performance computing, telecommunications data capture, media streaming, video post-production, and broadcasting. The 4000 Series with optimized hardware features adds extra speed for video streaming, post-production, high performance computing (HPC), and broadcast.

- *AssuredSAN Pro 5000 Series.* Also announced on August 22, 2012, our AssuredSAN Pro 5000 Series adds automated tiered storage capabilities to our smart, simple, SAN storage line-up. Using the Pro 5000 Series with integrated RealStor™ management software, IT managers can improve data responsiveness, remove provisioning and allocation guesswork, and simplify storage management and expansion. RealStor, our unique, patent pending software takes tiered storage to a more advanced level -beyond batch data migration to Real-Time automated tiered storage, that continuously responds to user data demands by moving 'hot' data to a high-speed SSD tier. RealStor software includes these key features:

    - RealTier™, Autonomic Tiered Storage software;

    - RealThin™, Thin provisioning solution;

    - RealPool™, automated pooling dramatically simplifies storage setup; and

    - RealQuick™, method for rapidly rebuilding sectors in record time.

Additional AssuredSAN Features

- *High Availability.* We believe that high availability is essential to our customers due to the critical nature of the data being stored. We have demonstrated 99.999% availability in our product lines and integrate the latest in technological advances to meet expanding market opportunities. We design redundancy, high reliability, high performance and ruggedness into our storage systems. Redundant components have the ability to be replaced while the system is on-line without interrupting network activity.

- *Modular Scalability.* Our products are designed using a single cohesive modular architecture that allows customers to size and configure storage systems to meet their specific requirements or storage network type. This modular architecture also allows customers to easily expand and, in some cases, reconfigure a system as their needs change, permitting them to extend the useful life of and better utilize their existing systems.

- *Rugged Product Design.* Our AssuredSAN products are designed to operate under extreme climatic and other harsh operating conditions without degradation in reliability or performance, as attested to with the NEBS, Level 3 and MIL-STD-810F compliance.

- *Open Systems, Multi-Platform Support.* As an independent provider of storage products, we are well positioned to provide storage solutions on a variety of platforms and operating systems, including Linux, HP-UX, Solaris and Windows. Our product lines support access to data by multiple servers using different operating systems simultaneously. This multi-platform compatibility allows customers to standardize on a single storage system that can readily be reconfigured and redeployed at minimal cost as the customer's storage architecture changes.

Data Management Software (DMS) for AssuredSAN Products

Software features available with our AssuredSAN products include the following:

- *AssuredSnap.* AssuredSnap is our DMS software that introduces point in time snapshot technology into the AssuredSAN product family. AssuredSnap provides the ability to create point-in-time copies or backups of disk volumes with restoration of data to any captured point in time snapshot. Since AssuredSnap only copies changed data to disk, it can virtually eliminate backup windows. The AssuredSnap implementation is not only fast, but also reduces the size of snapshots by storing only a single instance of changed blocks. This technology allows IT managers increased backup efficiency and flexibility.

- *AssuredCopy.* AssuredCopy is our DMS software that introduces data cloning or volume copy services into the AssuredSAN product family. AssuredCopy leverages snapshot technology to create complete, physically independent copies of master or snapshot volumes. Once complete, volume copies can be mounted to any host system for read-only or read-write access. As both a data protection and a data management technology, AssuredCopy can be used to support applications such as backup and data recovery, data mining, decision support, data distribution and migration, application development and test. AssuredCopy protects against accidental or malicious loss or corruption of data, and provides additional protection against complete volume failure.

- *AssuredRemote.* AssuredRemote is our DMS software that introduces remote replication into the AssuredSAN product family. AssuredRemote leverages snapshot technology and then transfers them to a paired array over either Fiber Channel or Ethernet for enhanced data protection and disaster recovery.

- *RAIDar.* RAIDar is a web-based interface used for configuring, monitoring, error reporting and running diagnostics for certain of our RAID systems. This tool kit enables our OEM customers to private-label the user interface quickly and cost efficiently. RAIDar 2.0 adds greater end-user ease of use capability in the form of simple configuration wizards. RAIDar applies to the AssuredSAN 2000, 3000 and 4000 Series products.

AssuredVRA Product Line

AssuredVRA is a high-performance, feature rich, host based RAID stack for Windows and Linux based enterprise servers. Our OEM and SI customers typically integrate AssuredVRA as an ingredient of their entry-level Intel or AMD based server products. It has the ability to replace a dedicated hardware RAID adapter in many applications by utilizing the built-in disk I/O ports built into modern server hardware. In most instances, AssuredVRA is private labeled and branded with the OEM's own brand. The latest customer, AMD, was announced on January 7, 2013. Sales of AssuredVRA products were not significant in 2010, 2011 or 2012.

Dot Hill Market Access

Horizontal Markets

- *Server Attach Storage.* This is the traditional market for external network storage systems. SAN storage arrays connected through a network interface such as Fibre Channel or iSCSI and sold by one of the major system manufacturers. We currently sell to Hewlett-Packard, Lenovo, Stratus and other manufacturers that attach to server systems.

- *Server Virtualization.* Increasingly, servers are being virtualized through a hypervisor platform such as VMware, Microsoft Hyper-V, or Citrix and external network storage is connected through a network interface such as Fibre

Channel or iSCSI to support these systems. Each physical server may handle multiple host applications. In this environment, we offer specialized features within the storage array to better integrate with the hypervisor platform. Examples are Microsoft VSS and VMware SRM.

Vertical Markets

- *Telecommunications.* We sell through multiple OEM's in the telecommunications space including Tektronix, Samsung and Motorola/Nokia Siemens. Demand for storage in this market remains strong due to the proliferation of mobile devices and the build-out of 4G wireless networks.
- *Media & Entertainment.* We have established success in various media and entertainment industries such as video post-production and broadcast systems. Our success in this segment spans both OEM and Indirect Channel partners. Current OEM customers include Autodesk, Concurrent, and Harris Broadcast Communications.
- *Big Data / Data Analytics.* Numerous business and technology trends are disrupting the traditional data management and processing landscape and perhaps none more than big data and data analytics. Many businesses now view the analysis of big data stores as a competitive advantage. This approach requires a new approach to the analysis of large unstructured data sources. We have engaged in this segment through OEM partners and expect this market will continue to expand with opportunities across all channels.
- *Oil & Gas.* Energy exploration and delivery is significant part of the worldwide economy. In this industry advanced computing and storage technologies are used for acquisition, retrieval and analysis for seismic data as well as equipment monitoring and process optimization.
- *Digital Image Archive.* This segment includes the capture, storage and analysis of digital images from satellite, surveillance systems, medical images and many other applications.

OEM Partners for AssuredSAN platform

Our products and services are sold worldwide to facilitate server and SAN storage implementations, primarily through server-based OEMs and OEMs who focus on select vertical markets. Our storage system products' OEM partners currently include, among others, Autodesk, Harris Broadcast Communications, HP, Lenovo, Motorola, Tektronix, Samsung, Stratus, and Concurrent. Although our products and services are sold worldwide, the majority of our net revenue is derived from our U.S. operations.

We began shipping products to HP, our largest current customer, in the fourth quarter of 2007. In January 2008, we amended our agreement with HP to allow for sales of additional products to additional divisions within HP. Our products are primarily sold as HP's MSA 2000/P2000 product family. Sales to HP increased significantly during 2008 and increased again in 2009 primarily as a result of the successful launch and market acceptance of the HP MSA 2000 products. HP launched its third generation product line, now called the P2000 product line, in February 2010. Sales to HP increased again in 2010 as we began selling our next generation host interfaces across the HP P2000 product line. The agreement with HP does not contain any minimum purchase commitments. In October 2011, we extended our supply agreement with HP by five years to expire in October 2016 and also extended the expiration of 1.6 million warrants granted to HP in March 2008 to expire concurrently with the supply agreement in October 2016. Net revenue from HP approximated 57% in 2010, 74% in 2011 and 68% in 2012, with 2011 reflecting discontinuance of our sales to NetApp. We expect sales to HP will continue to represent a substantial portion of our net revenue in 2013.

OEM Partners for AssuredVRA Platform

Virtual RAID Adapter (VRA) technology is a unique class of pure, host-based software RAID that combines key advantages of pure software RAID with many of the key advantages of hardware RAID adapters. As such it optimized for integration with server manufacturers. Our AssuredVRA OEM partners currently include, among others, Dell and AMD.

Distribution Partners

Beginning in late 2009, we began placing more emphasis on selling higher gross margin products, which include appliance products and hardware products through indirect sales channels. This involves a two-tier distribution model whereby we sell directly to Distributors who then sell to Solutions Partners who sell a final solution to end customers. In 2012 we maintained distribution agreements in North America with Promark Technology, Inc., Pacific Alliance Capital, Inc., among others, and in EMEA with Hammer PLC, among others.

Business Overview

Sales and Marketing

Our hardware and software products and services are sold worldwide to facilitate network storage implementations in the entry level and mid-range market segments. Dot Hill branded products are sold primarily through distributors, VARs and resellers while "blackbox" and OEM-customized products are sold primarily through server-based OEMs, vertical markets OEMs and federal contractors. We utilize these channels to reach end-user customers that range in size from small businesses to government agencies and large multinational corporations. We maintain a sales and marketing organization operating out of our office in Longmont, Colorado, with regional offices in Germany, Japan, the United Kingdom and China as well as several smaller localized field sales offices throughout North America. Generally, our customers have no minimum purchase requirements and have certain rights to extend, delay or cancel shipment of their orders without penalty.

We support our indirect and OEM channels with a limited set of marketing programs designed to promote our products and technology leadership, attract additional channel partners and generate end-user demand. Our product marketing team focuses on marketing strategy, product launches, product messaging, demand assessment, competitive analysis, public relations, marketing communications and channel marketing. The marketing team ensures that all marketing activities occur on a well-managed, timely basis in coordination with our development, manufacturing and sales groups, as well as our sales channel partners. The groups work closely with our sales and research and development groups to align our product development road map to meet key customer and channel technology requirements.

Sales and marketing expenses consist primarily of salaries, marketing program related costs, lead generation, customer-related evaluation unit expenses, promotional costs and travel expenses.

Outsourced Manufacturing

Our manufacturing strategy includes outsourcing substantially all of our manufacturing to third-party manufacturers in order to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of the third parties' manufacturing and procurement economies of scale. In September 2008, we entered into a manufacturing agreement with Foxconn Technology Group, or Foxconn. Under the terms of the agreement, Foxconn supplies us with manufacturing, assembly and test services from its facilities in China and final integration services including final assembly, testing and configure-to-order services through its worldwide facilities. In November 2011, we amended our agreement with Foxconn to extend the manufacturing agreement for a period of three years. The majority of our products sold in 2010, 2011, and 2012 were manufactured by Foxconn. We expect Foxconn to manufacture substantially all of our products in 2013.

Cost of goods sold includes costs of materials, subcontractor costs, salary and related benefits for the production and service departments, depreciation and amortization of equipment and intangible assets used in the production and service departments, production facility rent and allocation of overhead as well as manufacturing variances and freight.

Research and Development

Our research and development team has been focused on developing innovative storage products including hardware and software. Hardware platforms are highly leveraged across the product line to minimize investment and deliver products that meet needs in multiple target markets.

Our software capabilities were significantly expanded in 2012 with the introduction of RealStor software for the AssuredSAN Pro 5000. Our AssuredSAN Pro 5000 Series with RealStor technology overcomes the limitations of other tiered storage solutions to deliver a combination of industry-leading high performance and high availability on a scalable platform with advanced features that are easy to manage with minimal IT resources. Intelligent RealTier algorithms operate continuously, automatically and in real-time to deliver the best possible improvement in performance for today's rapidly-changing real-world workloads. And the low initial capital expenditure, combined with streamlined management, result in a surprisingly low total cost of ownership, while the performance gains yield a high return on investment.

We have a history of industry firsts, including the first successfully commercialized hot-swappable SCSI disk array and RAID storage system for the UNIX environment and the first NEBS Level 3 certified and MIL-STD-810F tested line of storage systems. We were first to market and have patented SimulCache, which increases the write performance in a dual controller array. We were first to market and have patented EcoStor into our AssuredSAN products, which eliminates batteries in the storage system, thereby decreasing service costs while ensuring permanent data integrity in the event of power failure. We also believe that we were one of the first in the industry to be able to reliably intermix SAS and SATA drives in the same storage system without caveat. This has enabled us to build products that can optimize capacity and performance applications within the same storage array. We launched the first external RAID products using both 24 small form factor drives and 12 large form factor drives in a two unit high chassis form factor for the media and entertainment industry where read and write bandwidth is of significant importance. Also, we believe we were first to market in February 2010 with entry level storage arrays that offered 8Gb Fibre Channel, 6Gb SAS and a hybrid Fibre Channel/iSCSI interface in our AssuredSAN 3000 product line.

We are focused on continuously developing products that meet changing customer needs and anticipating and proactively responding to highly evolving technology in a timely and cost-effective manner. We also generally design and develop our products to have a modular architecture that can be scaled to meet customer needs and modified to respond to technological developments in the open systems computing environment across product lines. We are actively working on next generation technologies in both storage hardware protocols and storage software applications. Research and development expenses consist primarily of project-related expenses, consulting charges and salaries for employees directly engaged in research and development. Our total research and development expenses were $28.1 million in 2010, $31.2 million in 2011 and $34.2 million in 2012.

Customer Service and Support

We recognize that providing comprehensive, proactive and responsive support is essential to maintaining and growing customer satisfaction, fostering customer loyalty and securing repeat business.

Our team of pre-sales sales engineers work in conjunction with their sales counterparts within our partners to train, scope opportunities and implement Dot Hill products in their customer environments when required. There are sales tools, try and buy and Beta evaluations, Partner Portal with all required sales information and competitive data. We offer partner boot camps in the Longmont, CO office for new product training, partner collaboration and feedback at various times throughout the year. This pre-sales support approach ensures our partners get whatever they require to be successful selling Dot Hill Products.

We provide comprehensive global customer service and support 24 hours a day, seven days a week, 365 days a year, either directly or through third-party service providers, aimed at simplifying installation, minimizing usage problems, maximizing system availability and streamlining administration. Through direct and third-party service providers, we maintain a global network of professional engineers and technicians who provide telephonic technical support in various languages from strategically located global response centers on a 24-hour, seven-day basis. In addition, we have the ability to provide four-hour on-site service response per contract on a global basis. We also offer all of our customers' access to SANsolve, our web-hosted interactive support knowledge base that gives our customers the ability to find answers to technical questions through our Customer Resource Center as well as initiate and track all support requests. Phone support is available via the web with a knowledge base and a Customer Resource Center with various information about our products and certification matrix.

Our new products also incorporate many diagnostic tools that will support the end user in self-servicing and diagnosing the issue easily. Industry standard SLA's are utilized but are also customizable by the partner if required.

We have also taken steps to better align our service and support structure with our indirect sales model, including the following:

- Collaborated with our OEM partners to provide support and service directly to end-users. For example, HP and other OEMs provide direct support to their end-user customers;
- Identified key areas for further development such as product certification/recertification training for our channel partners. In addition, we offered expanded array support services for a fee through our professional services offerings; and
- Established additional authorized service providers to provide localized service support in certain Asian and European locations.

We continue to capitalize on a growing population of product whose initial warranty expired by providing cost effective extended warranty and out-of-warranty repair services.

Intellectual Property

Our success depends significantly upon our proprietary technology. We have received registered trademark protection for the marks SANnet (R), SANpath (R), SANscape (R), Stratis (R), Dot Hill (R), Dot Hill Systems (R) and the Dot Hill logo. Other trademark registrations are in process including RealStor™, RealTier™, RealThin™, and RealQuick™, AssuredSAN™, SimulCache™, and EcoStor™. We have attempted to protect our intellectual property rights primarily through copyrights, trade secrets, employee and third party nondisclosure agreements and other measures. We have registered trademarks and will continue to evaluate the registration of additional trademarks as appropriate. We claim common law protection for, and may seek to register, other trademarks. In addition, we generally enter into confidentiality agreements with our employees and with key vendors and suppliers.

As of December 31, 2012, we had been awarded a total of 88 United States patents, 8 of which were awarded in 2012. 80 of these patents generally cover RAID controller and SAN-related technology. In addition, as of December 31, 2012 we had 23 filed United States patent applications pending approval. The patents covering our core technologies expire from 2014 to 2042.

In addition, if we are unable to protect our intellectual property, or infringe intellectual property of a third party, our operating results could be harmed.

We also license certain technology from third parties and pay royalties on products shipped that incorporate such technology.

OEM Sales Cycle

Our OEM sales cycle involves four distinct phases that characterize the pipeline of current and potential OEM customers. Although the time to bring on a new OEM customer can be significant, the revenue stream usually continues through one or more product cycles.

Phase 1 - Product Evaluation. During this phase, customers are investigating and evaluation products with regard to features, performance, and pricing. In addition, assessment of a vendor's capability for quality, support, processes, and flexibility is often as important as the product assessment. This phase typically takes one to six months and ends when the customer grants a verbal award to the selected vendor.

Phase 2 - Contract and SOW. This phase involves development of a formal agreement and sometimes a statement of work if there is any customization or feature enhancements required. During this time the business engagement is established. This phase typically takes one to six months and ends with a signed contract.

Phase 3 - Customize and Solution Integration. In Phase 3, any product customization is implemented as defined in a statement of work. The OEM customer will also test, integrate and develop their complete solution to be ready for market. This phase typically takes one to 12 months and ends with product availability.

Phase 4 - OEM Launch and Ramp. The final phase is launch and ramp of the product through the OEM customer's process. Revenue begins as product ships, and a ramp to full volume usually takes between 3 and 12 months.

Administration

General and administrative (G&A) expenses consist primarily of compensation to officers and employees performing administrative functions, as well as expenditures for legal, accounting and other administrative services and fluctuations in currency valuations.

Other income (expense), net is comprised primarily of interest income earned on our cash and cash equivalents and other miscellaneous income and expense items.

Competition

The storage market is intensely competitive and is characterized by rapidly changing technology. For our AssuredSAN storage products sold to OEM's, we compete primarily against independent storage system suppliers including Fujitsu Technology Solutions GmbH or Fujitsu, NEC Corporation, Infortrend Technology or Infortrend, Promise Technology, Inc. or Promise, and NetApp as a result of its acquisition of LSI's Engenio Division in May 2011. For our AssuredSAN storage products sold through indirect channels, our competitors include EMC Corp., or EMC, Hitachi Data Systems Corp., or Hitachi, NetApp, Infortrend, and Promise. Our indirect channels also compete with traditional suppliers of computer systems and servers, including IBM, Oracle, Dell and HP, which market storage systems as well as other computer products.

Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources than we do. As a result, they may have more advanced technology, larger distribution channels, stronger brand names, better customer service and access to more customers than we do. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts. Additionally, a number of public and privately held companies are currently attempting to enter the storage market, some of which may become significant competitors in the future. We could conceivably compete with some of the original design manufacturers, one of whom is currently our manufacturing partner, as they develop expertise in chassis design and power and cooling technologies.

We believe the principal competitive factors in the hardware storage systems and software storage solutions markets are:

- product performance, features, scalability and reliability;
- price;
- product breadth;
- timeliness of new product introductions;

- brand reputation;
- interoperability and ease of management; and
- responsiveness to OEMs and customer support.

We believe that we compete favorably in several of these categories. To remain competitive, we believe we must invest significant resources in developing new products, enhancing our current products and maintaining high quality standards and customer satisfaction.

Dot Hill Operating Leverage

We believe we have several unique points of operating leverage that will create value for the business As such, we are focused on improving our business strength in these areas.

Gross margin levers will improve the overall margin of the business. For example, our supply chain costs are relatively fixed and as volume increases, the increased volume is disproportionately smaller than the increased volume, which will improve margins. We consciously manage the mix of lower margin server OEM business with higher margin vertical market business. In the same way, we manage the mix of "drive-less" storage systems compared to "drive-full" systems.

Operating expense levers enable us to significantly leverage a relatively fixed engineering investment across multiple customers with similar product needs. Within the OEM sales team, the effort is largely centered on design wins and not on-going demand generation. Also, G&A costs are relatively fixed and as volume increases, the incremental expense to support the increased volume is disproportionately smaller than the increased volume, which will improve operating margins.

Minimal capital requirements provide leverage as a result of the outsourced manufacturing model. Working capital needs are low as inventory levels have been historically low and AR and AP terms that are similar.

Balance sheet and cash leverage is gained with working capital and line of credit that are sufficient to satisfy customers and suppliers. This enables investment in adding new customers to the pipeline. If needed, we have the cash to invest in customer inventory.

Employees

As of December 31, 2012, we had 324 full-time employees, of whom 169 were engaged in research and development, 47 in sales and marketing, 52 in manufacturing, 39 in general management and administration and 17 in customer service and support. We have not had a work stoppage among our employees and none of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Restructuring

In the first quarter of 2012, our management approved, committed to, and initiated a restructuring and cost reduction plan, or the 2012 Plan, that is associated with the closure of our Israel Technology Development Center. The 2012 Plan is designed to re-align our software investments to focus on accelerating the development of embedded software features, in order to launch a competitive set of mid-range storage array products in 2012, and to provide more differentiated entry-level products for both OEM and channel customers. Substantially all of our 2012 Plan workforce reductions were completed by July 31, 2012. The closure of our Israel Technology Development Center is now recorded in discontinued operations, since we have ceased all ongoing operational activities as of September 30, 2012.

Named Executive Officers of the Registrant

Name	Age	Position	Officer or Key Employee Since
Dana W. Kammersgard(2)	57	Chief Executive Officer and President	August 1984(1)
Hanif I. Jamal(2)	52	Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary	July 2006

(1) In 1999, Artecon and Box Hill merged to form Dot Hill. Artecon was founded in 1984 and Mr. Kammersgard was an officer of Artecon from its inception until the merger, and has been an officer of Dot Hill since that date.

(2) Named Executive Officers.

All officers are elected by our Board of Directors and serve at the pleasure of our Board of Directors as provided in our bylaws.

Dana W. Kammersgard has served as our President since August 2004. In March 2006, Mr. Kammersgard was appointed as our Chief Executive Officer and President. From August 1999 to August 2004, Mr. Kammersgard served as our Chief Technical Officer. Mr. Kammersgard was a founder of Artecon and served as a director from its inception in 1984 until the merger of Box Hill and Artecon in August 1999. At Artecon, Mr. Kammersgard served in various positions since 1984, including Secretary and Senior Vice President of Engineering from March 1998 until August 1999 and as Vice President of Sales and Marketing from March 1997 until March 1998. Prior to co-founding Artecon, Mr. Kammersgard was the director of software development at CALMA, a division of General Electric Company. Mr. Kammersgard holds a B.A. in Chemistry from the University of California, San Diego.

Hanif I. Jamal has served as our Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary since July 2006. Prior to joining Dot Hill, Mr. Jamal served as Vice President and Corporate Treasurer for Gateway Inc. from 2004 to 2006. Prior to joining Gateway in 2002, Mr. Jamal served in a number of leadership positions over 17 years within Hewlett-Packard Company in the customer financing division, HP Technology Finance. Mr. Jamal led HP's customer financing operations in North America, Latin America and Europe and was also Vice President and General Manager for HP's Commercial and Consumer Financing Division. In 1998, he established Hewlett-Packard International Bank in Dublin, Ireland, and served as Managing Director through 2000. Jamal holds an MBA from Stanford Graduate School of Business and a Bachelor of Science degree, with Honors, in Management Sciences from the University of Manchester Institute of Science and Technology in the United Kingdom.

Item 1A. Risk Factors

The following sets forth risk factors that may affect our future results. Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. We face risks described but not limited to those detailed below. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this annual report on Form 10-K, including our financial statements and related notes.

We are dependent on sales to a relatively small number of customers and a disruption in sales to any one of these customers could materially harm our financial results.

Our business is highly dependent on a limited number of customers. For example, sales to HP accounted for 57% of our net revenue for the year ended December 31, 2010, 74% of our net revenue for the year ended December 31, 2011 and 68% of our net revenue for the year ended December 31, 2012. The increase in sales to HP, as a percentage of total net revenues from 2010 to 2011, was primarily due to our election to terminate our relationship with Network Appliances, or NetApp, at or around December 1, 2010. For the year ended December 31, 2010, our sales to NetApp represented 26% of total net revenues. We expect HP will represent much greater than 10% of our overall net revenue for the year ending December 31, 2013. If our relationships with HP or certain of our other customers were disrupted or declined significantly, we would lose a substantial portion of our anticipated net revenue and our business could be materially harmed. We cannot guarantee that our relationship with HP or our other customers will expand or not otherwise be disrupted.

Going forward, we expect to generate additional revenue from our vertical markets partners and from potential new server-based OEM customers. However, if we are unable to generate sufficient revenue and gross profit from these sources, our financial results could be harmed.

Factors that could influence our relationship with our significant customers and other potential new customers include:

- our ability to maintain our products at prices that are competitive with those of our competitors;
- our ability to maintain quality levels for our products sufficient to meet the expectations of our customers;
- our ability to produce, ship and deliver a sufficient quantity of our products in a timely manner to meet the needs of our customers;
- our ability to continue to develop and launch new products that our customers feel meet their needs and requirements, with respect to cost, timeliness, features, performance and other factors;
- our ability to provide timely, responsive and accurate customer support to our customers; and

- the ability of our customers to effectively deliver, market and increase sales of their own solutions based on our products.

Product recalls, epidemic failures, post-manufacture repairs of our products, liability claims and associated costs could harm our reputation, divert resources, reduce sales and increase costs and could have a material adverse effect on our financial condition.

Our products may contain undetected errors, or failures that become epidemic failures, which may be discovered after shipment, resulting in a loss of net revenue, an increase in costs to rework or replace failed products, product liability claims, a tarnished reputation, a loss of customers, or a loss or delay in market acceptance of our products, any of which could harm or disrupt our business. Product failures or recalls could be the result of components purchased from our suppliers not meeting the required specifications or containing undetected quality errors and manufacturing defects or from our own design deficiencies.

Even if the errors are detected before shipment, such errors still could result in the halting of production, delay of shipments, recovery costs, loss of goodwill, tarnishment of reputation and/or a substantial decrease in net revenue. Our standard warranty provides that if our systems do not function to published specifications, we will repair or replace the defective component or system without charge generally for a period of approximately three years. We generally extend to our customers the warranties provided to us by our suppliers, and accordingly, the majority of our warranty obligations to customers are intended to be covered by corresponding supplier warranties. There can be no assurance that our suppliers will continue to provide such warranties to us in the future or that our warranty obligations to our customers will be covered by corresponding warranties from our suppliers, which could have a material adverse effect on our operating results and financial condition. Significant warranty costs could decrease our gross margin and negatively impact our business, financial condition and results of operations. In addition, defects in our products could result in our customers claiming property damages, consequential damages, or bodily injury, which could also result in loss of customers and goodwill. Our customers may assert claims that our products have failed to meet agreed-to specifications or that they have sustained injuries from our products, and we may be subject to lawsuits relating to these claims. There is a risk that these claims or liabilities may exceed, or fall outside of the scope of our insurance coverage. Significant claims exceeding our expected warranty provisions could distract management's attention from operating our business and, if successful, result in material claims against us that might not be covered by our insurance.

In October 2009, we discovered a quality issue associated with certain power supply devices provided by a long-term component supplier, which resulted in a higher than expected level of power supply failures to us and our customers. While we were able to promptly identify and resolve the cause of the failures, we are required to provide replacement products or make repairs to the affected power supply units that had been sold between March and October 2009. Through June 30, 2011, our component supplier had repaired all of the faulty power supplies at no cost to us and reimbursed us for our out-of-pocket costs, which was in effect a reimbursement to customers for certain out-of-pocket costs they incurred in connection with these power supply failures. The total amount reimbursed to us by our component supplier approximated $1.0 million through June 30, 2011. In the second and third quarters of 2011, a significant customer provided us with a framework estimating the potential claims precipitated by the power supply failures. Negotiations with this significant customer continued and a final settlement was reached during the second quarter of 2012. The terms of the agreement required an immediate payment of $2.0 million. The remaining liability of approximately $1.8 million as of December 31, 2012 relates to a combination of future price concessions and rebates to be paid quarterly based on sales volumes through December 31, 2012 and extension of the warranty coverage period from three to six years for the units that include the faulty power supplies. While our estimated liability relating to failed power supply units is subject to some uncertainty until final settlement, based on our current expectation of sales volumes with the significant customer, we do not believe the incurrence of an additional loss is either probable or reasonably possible at this time.

During the second quarter of 2012, we reached a settlement with our supplier responsible for the manufacture of the failed power supply units. Pursuant to the settlement, the supplier agreed to cash consideration of $1.2 million, of which we received $0.9 million subsequent to the signing of the settlement agreement, with the remaining $0.3 million to be received in quarterly installments. These payments do not obligate us to any required future purchases. Additionally, our supplier committed to product rebates and/or price concessions on post-2011 product orders for a period of approximately three years, commencing three months from the date of signing the settlement agreement, in return for our agreement to release our supplier from all obligations relating to the power supply failures known by us to date.

In addition, we have commenced discussions with our General Liability and Errors and Omissions Insurance and underwriters and will continue to pursue our rights to cover any damages we incur and which are not reimbursed by our supplier. The insurance company has issued a reservation of rights letter to us and at this time, it is not possible to estimate to what extent, if any, we will be covered by our carrier. As of December 31, 2012, we have not assumed or recorded any insurance reimbursement.

To the extent that we are unsuccessful in executing the settlement agreements with our customer and our component supplier on mutually beneficial terms, or our component supplier does not continue to reimburse us for the expenses incurred by us or our customers, and we are unsuccessful in recovering such expenses from our insurance provider, we could incur additional expenses which could potentially have a material effect on our financial statements.

Potential future acquisitions may not be successfully integrated or produce the results we anticipate.

As part of our strategy, we are continuously evaluating opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets, or enhance our technical capabilities. The acquisition and ongoing integration of new businesses into our business may adversely affect our operations or profitability.

In January 2010, we acquired Cloverleaf, a privately held software company, based primarily in Israel for approximately $9.5 million in stock and $2.5 million in cash. The Cloverleaf acquisition provided us with a new team of software development and other professionals. Cloverleaf's products provide heterogeneous storage virtualization and unified storage technologies that can simplify data center management, eliminate downtime and reduce storage costs.

The accounting treatment for the Cloverleaf acquisition resulted in significant amortizable intangible assets, which when amortized, negatively affects our consolidated results of operations. As of September 30, 2011, we identified a change in circumstances that indicated the carrying amount of our goodwill and long-lived assets may not be recoverable, as our primary AssuredUVS customer informed us that they were changing their strategy which would result in a significant decline in revenue for the Company. Thus, as of the end of September 2011, we tested the carrying values of Goodwill and Long-Lived Assets. The results were that we impaired the entire goodwill amount of $4.1 million, impaired the entire trade name by $0.1 million, and reduced the carrying value of the software from $4.9 million to $2.1 million.

In February 2012, our Board of Directors approved a plan to exit our AssuredUVS business and close down our Israel Technology Development Center (See Note 8 of Notes to Unaudited Condensed Consolidated Financial Statements for more details regarding our restructuring activities). We evaluated the potential impact, if any, on our valuation of our acquired software and other long-lived assets maintained at our Israel Technology Development Center, and based on the facts and circumstances in existence at March 31, 2012, we believed that the valuations at that date were appropriate.

During the second quarter of 2012, we explored the potential sale of the AssuredUVS business, but were unsuccessful in locating a buyer and ended efforts to sell the business or its component assets as of June 30, 2012. Accordingly, we recognized an impairment of $0.2 million of property, plant and equipment and $1.6 million for the remaining value of acquired software as a component of cost of goods sold as of June 30, 2012. The AssuredUVS business is now recorded in discontinued operations, since we have ceased all ongoing operational activities as of December 31, 2012.

Our inability to grow and manage our indirect sales channel may significantly impact our ability to increase net revenue, gross margin and operating income.

We have recently expanded our indirect sales model to access end-user markets primarily through our distributors, VARs and OSPs and are investing significant monetary and human resources in order to grow this indirect sales channel. If we cannot successfully identify, manage, develop, and generate sufficient net revenue through our indirect sales channel, our business could be harmed. In addition, even if we are able to grow our indirect sales channel, managing the interaction of our OEMs', distributors', VARs' and OSPs' efforts to reach various potential customer segments for our products and services is a complex process. Moreover, since each channel method has distinct risks and gross margins, our failure to implement the most advantageous balance in the delivery model for our products and services could adversely affect our net revenue and gross margin and our profitability.

Recent turmoil in the global economy, credit markets and the financial services industry may negatively impact our net revenue, access to capital, our customers' access to capital and ability to pay for their purchases in a timely manner, and our suppliers' access to capital and ability to provide us with goods and timely delivery, or willingness to provide credit terms to us.

The current global economic condition could continue to affect the demand for our products and negatively impact our net revenue and operating profit. We are unable to predict changes in general macroeconomic conditions and when, or if, global IT spending rates will be affected and to what degree they will be impacted. Furthermore, even if IT spending rates increase, we cannot be certain that the market for external storage solutions will be positively impacted. If there are future reductions in either domestic or international IT spending rates, or if IT spending rates do not increase, our net revenue, operating results and financial condition may be adversely affected. In addition, the global economic condition could also adversely impact our customers', and/or their customers', ability to finance the purchase of storage systems from us, or our suppliers' ability to provide us with product, any of which may negatively impact our business, financial condition and results of operations.

Our smaller customers may not be as well capitalized as, nor do they have the financial resources of, our larger customers. In addition, sales to all our customers are typically made on credit without collateral. There is a risk that customers will not pay, or that payment may be delayed, because of their liquidity constraints or because they are awaiting payment from their customers, or other factors beyond our control, which could increase our exposure to losses from bad debts or increase accounts receivable, and thus reduce cash.

Our third-party manufacturers rely on other third parties to supply key components of our storage products. Some of these components are available only from one or limited sources in the quantities and quality we require. Should any of the component suppliers cease to operate due to current economic conditions or otherwise, we would have to qualify and locate alternative suppliers. We estimate that replacing key components we currently use in our products with those of another supplier could involve several months of hardware and software modification, which could significantly harm our ability to meet our customers' orders for our products, damage our customer relationships and result in a loss of sales.

Our manufacturing suppliers provide us with credit terms that have in some cases been negotiated and documented in our manufacturing agreements. The credit terms we receive from these suppliers vary amongst our manufacturing partners but they all provide for adequate credit limits and credit terms. Should any of our manufacturing partners reduce our credit limits or shorten payment terms, due to their inability to purchase credit insurance or due to uncertainty regarding our financial position, our cash resources and working capital could be significantly impacted.

Our contracts with our customers do not include minimum purchase requirements and are not exclusive, and we cannot assure you that our relationship with these customers will not be terminated or will generate significant sales.

None of our contracts with our existing customers, including HP, contain minimum purchase commitments and while our contracts typically contain a specified term, our customers may cancel purchase orders at any time, cease making purchases or elect not to renew the applicable contract upon the expiration of the current term. Consequently, our customers generally order only through written purchase orders. Further, we do not expect that future contracts with customers, if any, will include any minimum purchase commitments. Changes in the timing or volume of purchases by our major customers could result in lower net revenue. For example, we cannot be certain that our sales to any of our customers will continue at historical levels or will reach expected levels. In addition, our existing contracts do not require our customers to purchase our products exclusively or on a preferential basis over the products of any of our competitors. Consequently, to the extent they are not sole sourced, our customers may sell the products of our competitors. The decision by any of our customers to cancel purchase orders, cease making purchases or terminate their respective contracts could cause our net revenue to decline substantially, and our business, financial condition and results of operations could be significantly harmed.

We sell on a purchase order basis, making us subject to uncertainties and variability in demand by our customers, and our component suppliers may make obsolete certain components we incorporate into our products, either of which could decrease net revenue and adversely affect our operating results.

We sell to our customers on a purchase order basis rather than pursuant to long-term contracts or contracts with minimum purchase requirements. Consequently, our sales are subject to demand variability by our customers. The level and timing of orders placed by our customers vary for a variety of reasons, including seasonal buying by end-users, the introduction of new technologies and general economic conditions.

Customers submitting a purchase order may cancel, reduce or delay their orders. If we are unable to anticipate and respond to the demands of our customers, we may lose customers because we have an inadequate supply of products, or we may have excess inventory which may have to be sold in the open market at a substantial discount, if at all possible, either of which may harm our business, financial position and operating results.

In addition, there are occasions when some of our component suppliers make obsolete certain components that we incorporate into our products. In these situations we may be required to purchase such components on a "last time buy" basis, based on our forecasts of customer demand. If we incorrectly forecast customer demand or if our customers over- or under-forecast demand, we may have an inadequate supply of products, or we may have excess inventory which may have to be sold in the open market at a substantial discount, if at all possible, either of which may harm our business, financial position and operating results.

Furthermore, we are contractually obligated to purchase excess and obsolete material and finished goods from our contract manufacturer if not consumed within 90 days of contract manufacturer's purchase, which could have a material effect on our financial results.

Our sales cycle varies substantially from customer to customer and future net revenue in any period may be lower than our historical net revenue or forecasts.

Our sales are difficult to forecast because the open systems storage market is rapidly evolving and our sales cycle varies substantially from customer to customer. Customer orders for our products fall into two categories: OEM sales and Dot Hill branded sales through the channel. For the OEM business, the length of time between initial contact with a potential customer and the sale of our product may last from 6 to 36 months. This is particularly true during times of economic slowdown and when selling products that require complex installations. For the branded sales business through the channel, sales cycles can range from 30 days to three months or more for individual deals. With Dot Hill's new products in the midrange segment, sales cycles are expected to increase to a range of 60 days to six months. This can increase the time for product decisions in both the OEM and Channel business for customers taking our new products.

Additional factors that may extend our sales cycle, particularly orders for new products, include:

- the amount of time needed for technical evaluations by customers;
- customers' budget constraints and changes to customers' budgets during the course of the sales cycle;
- customers' internal review and testing procedures;
- our engineering work necessary to integrate a storage solution with a customer's system;
- the complexity of technical challenges that need to be overcome during the development, testing and/or qualification process for new products and/or new customers;
- our ability to meet unique customer specifications and requirements;
- difficulties by our customers in integrating our products and technologies into their own products; and
- the ability of our customers to ramp sales of our products including the desire of customer's to purchase legacy products.

Our net revenue is difficult for us to predict since it is directly affected by the timing of large orders. We may ship products representing a significant portion of our net revenue for a quarter during the last month of that quarter. In addition, our expense levels are based, in part, on our expectations as to future sales. As a result, if sales levels are below expectations, our operating results may be disproportionately affected. We cannot assure you that our sales will not decline in future periods.

The open systems storage market is rapidly changing and we may be unable to keep pace with or properly prepare for the effects of those changes and if we fail to develop and market new software and hardware products that meet customer requirements, our business will be harmed.

The open systems data storage market in which we operate is characterized by rapid technological change, frequent new product introductions, new interface protocol, evolving industry standards and consolidation among our competitors, suppliers and customers. Customer preferences in this market are difficult to predict and changes in those preferences and the introduction of new products by our competitors or us, or new entrants into the open systems storage market, could render our existing products obsolete or uncompetitive. Our success will depend upon our ability to address the increasingly sophisticated needs of customers, to enhance existing products, and to develop and introduce on a timely basis new competitive products, including new software and hardware, and enhancements to existing software and hardware that keep pace with technological developments and emerging industry standards. If we cannot successfully identify, manage, develop, manufacture or market product enhancements or new products, our business will be harmed. In addition, consolidation among our competitors, suppliers and customers may harm our business by increasing the resources of our competitors, reducing the number of suppliers available to us for our product components and increasing competition for customers by reducing the number of customer-purchasing decisions.

We believe that to remain competitive, we will need to continue to develop new hardware and software products, which will require a significant investment in new product development. Our competitors and new market participants may be developing alternative technologies, which may adversely affect the market acceptance of our products. If alternative technologies and interface protocols are adopted by the industry that we have not incorporated into our products, we may become uncompetitive and not have product offerings for select market segments. Even if our new products are developed on time, we may not be able to manufacture them at competitive prices or in sufficient volumes.

We may not be able to reduce expenses timely in response to any shortfalls in net revenue or gross margin.

We primarily sell to HP and thus do not need to make substantial incremental investments in sales and marketing to generate demand for our products to our largest customer. Additionally, we outsource substantially all of our manufacturing to very large contract manufacturing partners in Asia. Hence, there is little incremental cost required to increase our production capacity. Furthermore, we have an adopted modular architecture to our storage system products and consequently if our customers do not require substantial customization, we are able to launch products based on existing product platforms for new OEMs or channel partners at modest incremental expenditures.

In the past, we have taken and may have to take further measures to reduce expenses if net revenue or gross margins decline and we experience greater operating losses or do not achieve profitable results. A number of factors could preclude us from successfully bringing variable costs and expenses in line with our net revenue, such as the fact that our variable expense levels are based in part on our expectations as to future sales. This limits our ability to reduce expenses quickly in response to any shortfalls in net revenue or gross margin. Consequently, if net revenue does not generate enough gross margin to cover operating expenses, our operating results may be negatively affected.

The market for storage products is intensely competitive and subject to substantial pricing pressure that may harm our net revenue, gross margin and operating results.

The storage market is intensely competitive and is characterized by rapidly changing technology. For our AssuredSAN storage hardware products, we compete primarily against independent storage system suppliers, including EMC Corp., or EMC, Hitachi Data Systems Corp., or Hitachi, Infortrend, Promise Technology, Inc., or Promise, NEC and NetApp as a result of its acquisition of LSI's Engenio Division in May 2011. We also compete with traditional suppliers of computer systems, including IBM, Oracle, Dell and HP, which market storage systems as well as other computer products.

Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources than we do. In addition, some of our competitors have much lower labor costs than we do. As a result, they may have more advanced technology, larger distribution channels, stronger brand names, better customer service, more financial leverage and access to more customers than we do. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts. Additionally, a number of public and privately held companies are currently attempting to enter the storage market, some of which may become significant competitors in the future. In the future, it is conceivable that we could compete with some of the original design manufacturers, one of whom is currently our manufacturing partner, as they develop expertise in chassis design and power and cooling technologies.

We could also lose current or future business to certain of our suppliers or manufacturers, some of which directly and indirectly compete with us. Currently, we leverage our supply and manufacturing relationships to provide substantially all of our products. Our suppliers and manufacturers are very familiar with the specific attributes of our products and may be able to provide our customers with similar products.

We also expect that competition will increase as a result of industry consolidation and the creation of companies with new, innovative product offerings. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers.

Accordingly, it is possible that new competitors, or alliances among competitors, may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, and may reduce operating margins and create a potential loss of market share, any of which could harm our business. We believe that the principal competitive factors affecting the storage systems market include: performance, features, scalability and reliability; price; product breadth; product availability and quality; timeliness of new product introductions; interoperability; and ease of management.

We cannot assure you that we will be able to successfully incorporate these factors into our products and compete against current or future competitors or that competitive pressures we face will not harm our business. If we are unable to cost effectively develop and market products to compete with the products of competitors, our business will be materially and adversely affected. In addition, if major customers who are also competitors cease purchasing our products in order to concentrate on sales of their own products, our business will be harmed.

Additional pricing pressures are due, in part, to continuing decreases in component prices, such as those of disks, memory, semiconductors and RAID controllers. Decreases in component prices are typically passed on to customers by storage companies through a continuing decrease in the price of storage hardware systems.

Pricing pressures could also result when we cannot pass increased material costs onto our customers. For example, a significant increase in fuel prices could result in higher steel and freight costs which we may not be able to pass onto our customers.

Pricing pressures also exist from our significant customers that may attempt to change the terms, including pricing, payment terms and post sales obligations with us. As our customers are pressured to reduce prices as a result of competitive factors, we may be required to contractually, or otherwise, commit to price reductions for our products prior to determining if we can implement corresponding cost reductions. If we are unable to achieve such cost reductions, or are unable to pass along cost increases to our customers, and have to reduce the pricing of our products, our gross margin may be negatively impacted which could have a material adverse effect on our business, financial condition and results of operations.

Our inability to lower product costs or changes in the mix of products we sell may significantly impact our gross margin and results of operations.

Our gross margin is determined in large part based on our contract manufacturing costs, our component costs, the timing and magnitude of product cost reductions, and our ability to include RAID controllers and value added features into our products, such as DMS and RealStor, as well as the prices at which we sell our products. The amount of revenue recognized from software and service sales and the relative mix of such sales in comparison to sales of our other products will also impact our gross margin, as the gross margin on sales of software and services is higher than that of our other products. If we are unable to lower production costs to be consistent with our projections or if we experience any decline in selling prices, such as with certain customers with whom we have negotiated periodic price reductions based on specific criteria, our gross margin and results of operations may suffer. Some of the new products we are currently shipping or expect to begin shipping are in the early stages of their life cycle. Our historical experience indicates that gross margin on new products are low initially and increase over time as a result of maturing manufacturing processes, component cost reductions and re-engineering the products to reduce costs. If we fail to achieve these improvements, our gross margin will be negatively impacted and our business, financial condition and results of operations could be significantly harmed.

In addition, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. Such forecasts have not historically demonstrated a high degree of accuracy. From time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers, we may order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs due to expected orders that fail to materialize.

Additional factors which could adversely impact gross margin dollars and gross margin percentage include:

- changes in the mix of products we sell to our customers;
- increased price competition;
- introduction of new products by us or our competitors, including products with price performance advantages;
- our inability to reduce production or component costs;
- entry into new markets or the acquisition of new customers;
- sales discounts and marketing development funds;
- increases in material or labor costs;
- excess inventory, inventory shrinkages and losses and inventory holding charges;
- the timing of purchase price variances resulting from reductions in component costs purchased on our behalf by our contract manufacturers or owned by us in inventory versus the original cost of those components;
- increased warranty costs and costs associated with any potential future product quality and product defect issues;
- our inability to sell our higher performance products, or our software products and our services;
- component shortages which can result in expedite fees, overtime or increased use of air freight; and
- increased freight costs resulting from higher fuel prices, or from the need to expedite shipments of components to our contract manufacturers or finished goods to some of our customers and their hub locations.

Our customers may have very aggressive product launch and ramp schedules and our efforts to accommodate these schedules may divert our management's attention, cause component shortages and force us to allocate products across many customers, all of which could harm our customer relations.

Our efforts to accommodate our customers' aggressive launch and ramp schedules can divert management's attention from the rest of our business and force us to allocate product volumes across many customers due to component shortages, all of which could harm our relations with customers. In addition, we could incur overtime, expedite charges, and other charges such as shipping products by air as opposed to by ocean, as a result of efforts to meet such schedules. Any of these factors could result in lower net revenue and gross margin as well as increased operating expenses which could have an impact on our business, financial condition and results of operations.

Manufacturing and supplier disruptions could harm our business.

We primarily rely on Foxconn to manufacture our products. If our agreement with Foxconn is terminated, or if they do not perform their obligations under our agreement, or if we otherwise determine to transition manufacturing of our products to another third party manufacturer, it could take several months to establish and qualify alternative manufacturing for our products and we may not be able to fulfill our customers' orders in a timely manner. If our agreement with Foxconn terminates, we cannot be certain that we will be able to identify a suitable alternative manufacturing partner that meets the requirements of our customers and one that is cost competitive. Failure to identify a suitable alternative manufacturing partner could impact our customer relationships and our financial condition.

Due to our use of third-party manufacturers, our ability to control the timing of shipments could decrease. Delayed shipment could result in the deferral or cancellation of purchases of our products. Any significant deferral or cancellation of these sales would harm our results of operations in any particular quarter. Net revenue for a period may be lower than predicted if large orders forecasted for that period are delayed or are not realized, which could also impact cash flow or result in a decline in our stock price. To the extent we establish a relationship with an alternative manufacturer for our products, we may be able to partially mitigate potential disruptions to our business. We may also suffer manufacturing disruptions as we ramp up manufacturing processes for newly introduced products, which could result in delays in delivery of these products to our customers and adversely affect our results of operations. We also generally extend to our customers the warranties provided to us by our suppliers and, accordingly, the majority of our warranty obligations to customers are covered by supplier warranties. For warranty costs not covered by our suppliers, we reserve for estimated warranty costs in the period the net revenue is recognized. There can be no assurance that our suppliers will continue to provide such warranties to us in the future, or that we have estimated these costs correctly, which could have a material adverse effect on our business, financial condition and results of operations.

Any shortage of disk drives, memory or other components could increase our costs or harm our ability to manufacture and deliver our storage products to our customers in a timely manner.

From time to time there is significant market demand for disk drives, semiconductors, memory and other components, and we may experience component shortages, selective supply allocations and increased prices of such components. In such event, we may be required to purchase our components from alternative suppliers, and we cannot be certain that alternative sources of supplies will be available on competitive terms. Even if alternative sources of supply for critical components such as disk drives and memory become available, incorporating substitute components into our products could delay our ability to deliver our products in a timely manner.

Demand for disk drives and memory has at times surpassed supply, forcing drive, memory and component suppliers, including those who supply the components that are integrated into many of our storage products, to manage allocation of their inventory. If such a shortage were prolonged, we may be forced to pay higher prices for disk drives, memory or components or may be unable to purchase sufficient quantities of these components to meet our customers' demand for our storage products in a timely manner or at all.

We may continue to experience losses in the future, and may have difficulty forecasting future operating results, which could result in revenue and earnings volatility, which could cause our stock price to decline.

For the years ended December 31, 2012, 2011, and 2010, we incurred net losses from continuing operations of $10.4 million, $8.5 million, and $7.2 million, respectively. We expect our business to remain volatile as we are often unable to reliably predict net revenue from HP and our other customers. Net revenue from our customers, the mix of products sold to our customers, our ability to introduce new products as planned and our ability to reduce product costs and manage our operating expenses and manufacturing variances will continue to affect our financial results for 2013. Consequently, we cannot assure you that we will be profitable in any future period.

Our future operating results and profitability will depend on, and could vary substantially as a result of many factors, including:

- our ability to maintain and enhance relationships with our customers, in particular our OEM customers, as well as our ability to win new business;
- our ability to implement and achieve targeted gross margin and cost reduction objectives;
- our ability to contain operating expenses and manufacturing variances;

- our ability to meet product delivery schedules for HP and other customers which could result in increased air freight, expedite and overtime charges;
- the extent to which we invest in new initiatives such as channel sales and software development;
- our plans to maintain and enhance our engineering, research, development and product testing programs;
- the success of our manufacturing strategy and relationships with our contract manufacturing partners;
- the success of our sales and marketing efforts;
- the amount of field failures resulting in product replacements, recalls or customer penalties;
- the extent and terms of any development, marketing or other arrangements;
- changes in economic, regulatory or competitive conditions, including the current worldwide economic crisis;
- costs of filing, prosecuting, defending and enforcing intellectual property rights;
- costs of litigating and defending law suits; and
- our ability to capitalize on new customer opportunities resulting from industry consolidation.

Our success depends significantly upon our ability to protect our intellectual property and to avoid infringing the intellectual property of third parties, which has already resulted in costly, time-consuming litigation and could result in the inability to offer certain products.

We rely primarily on patents, copyrights, trademarks, trade secrets, nondisclosure agreements and common law to protect our intellectual property. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of foreign countries may not adequately protect our intellectual property rights. Our efforts to protect our intellectual property from third party discovery and infringement may be insufficient and third parties may independently develop technologies similar to ours, duplicate our products or design around our patents.

Furthermore, third parties may assert infringement claims against us, which would require us to incur substantial license fees, legal fees and other expenses, and distract management from the operations of our business. In addition, we enter into indemnification agreements with third parties in the ordinary course of business that generally require us to reimburse losses suffered by the third party due to various events, such as lawsuits arising from patent or copyright infringement.

We expect that providers of storage products will increasingly be subject to infringement claims as the number of products and competitors increase. We receive, from time to time, letters from third parties suggesting that we may require a license from such third parties to manufacture or sell our products. We evaluate all such communications to assess whether to seek a license from the patent owner. We may be required to purchase licenses that could have a material impact on our business, or, we may not be able to obtain the necessary license from a third party on commercially reasonable terms, or at all. Consequently, we could be prohibited from selling and marketing products that incorporate the protected technology or incur substantial costs to redesign our products in a manner to avoid infringement of third party intellectual property rights.

Our success depends on our ability to attract and retain key personnel.

Our performance depends in significant part on our ability to attract and retain talented senior management and other key personnel. Our key personnel include Dana Kammersgard, our Chief Executive Officer and President, and Hanif Jamal, our Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary. If any of these individuals were to terminate his employment with us, we would be required to locate and hire a suitable replacement. In addition, if any of our additional key engineering, sales and general and administrative employees were to terminate their employment with us, our business could be harmed. Competition for attracting talented employees in the technology industry can be intense. We may be unable to identify suitable replacements for any employees that we lose. In addition, even if we are successful in locating suitable replacements, the time and cost involved in recruiting, hiring, training and integrating new employees, particularly key employees responsible for significant portions of our operations, could harm our business by delaying our production schedule, our research and development efforts, our ability to execute on our business strategy and our client development and marketing efforts.

In the second quarter of 2010, our management approved, committed to and initiated a restructuring and cost reduction plan, or the 2010 Plan, to better align our resources in order to lower our breakeven point. The 2010 Plan included, among other things, severance and related costs for the reduction of approximately 10% of our workforce, a 10% salary reduction for all employees at or above the vice-president level and a 5% salary reduction for certain other employee groups. As of December 31, 2011, we had restored a limited number of employee salaries for retention purposes, and had restored all employee salaries to their pre-2010 Plan levels by January 31, 2012. As a result of these actions, we may experience higher employee attrition rates, which would require us to locate and hire suitable replacements and could cause our business to be harmed.

Many of our customer relationships are based on personal relationships between the customer and our executives or sales representatives. If these representatives terminate their employment with us, we may be forced to expend substantial resources to attempt to retain the customers that the sales representatives serviced. Ultimately, if we were unsuccessful in retaining these customers, our net revenue would decline.

Protective provisions in our charter and bylaws and the existence of our stockholder rights plan could prevent a takeover which could harm our stockholders.

Our certificate of incorporation and bylaws contain a number of provisions that could impede a takeover or prevent us from being acquired, including, but not limited to, a classified board of directors, the elimination of our stockholders' ability to take action by written consent and limitations on the ability of our stockholders to remove a director from office without cause. Our board of directors may issue additional shares of common stock or establish one or more classes or series of preferred stock with such designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by our board of directors without stockholder approval. In addition, we adopted a stockholder rights plan in May 2003 that is designed to impede takeover transactions that are not supported by our board of directors. Each of these charter and bylaw provisions and the stockholder rights plan gives our board of directors, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that our stockholders might view as being in their best interests.

Unanticipated changes in tax laws or adverse outcomes resulting from examination of our income tax returns could adversely affect our results of operations.

We are subject to income taxes in the United States and various foreign jurisdictions. Our effective income tax rates have recently been and could in the future be adversely affected by changes in tax laws or interpretations of those tax laws, by changes in the mix of earnings in countries with differing statutory tax rates, by discovery of new information in the course of our tax return preparation process, or by changes in the valuation of our deferred tax assets and liabilities. Our effective income tax rates are also affected by intercompany transactions for licenses, services, funding and other items. Additionally, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities which may result in the assessment of additional income taxes. We regularly assess the likelihood of adverse outcomes resulting from these examinations. However, there can be no assurance that the outcomes from these examinations will not have a material adverse effect on our business, financial condition and results of operations.

The exercise of outstanding stock options and warrants may result in dilution to our stockholders.

We have a large number of outstanding stock options and warrants. Dilution of the per share value of our common stock could result from the exercise of outstanding stock options and warrants. When the exercise price of outstanding stock options and warrants is less than the trading price of our common stock, the exercise of such stock options and warrants would have a dilutive effect on our stockholders. The possibility of the issuance of shares of our common stock upon exercise of stock options and warrants could cause the trading price of our common stock to decline.

Furthermore, it is also possible that future large customers or suppliers may make our relationship with them contingent on receiving warrants to purchase shares of our common stock. The impact of potentially issuing additional warrants could have a dilutive effect on our stockholders.

Our stock price may be highly volatile and could decline substantially and unexpectedly, which can and has in some cases resulted in litigation.

The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Several factors could impact our stock price including, but not limited to:

- differences between our actual operating results and the published expectations of analysts;
- quarterly fluctuations in our operating results;
- mergers and acquisitions in the data storage marketplace;
- introduction of new products or changes in product pricing policies by our competitors or us;

- conditions in the markets in which we operate;
- changes in market projections by industry forecasters;
- changes in estimates of our earnings by us or industry analysts;
- overall market conditions for high technology equities;
- rumors or dissemination of false information; and
- general economic and geopolitical conditions.

It is often the case that securities class action litigation is brought against a company following periods of volatility in the market price of its securities. Securities litigation could result in the expenditure of substantial funds, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

If we are not able to satisfy the continued listing requirements of the NASDAQ Global Market, our common stock could be delisted and the price and liquidity of our common stock may be adversely affected.

Our common stock is currently listed on the NASDAQ Global Market. Continued listing on the NASDAQ Global Market is conditioned upon compliance with numerous continued listing standards. In particular, the listing standards include a requirement that the closing minimum bid price of our Common Stock be maintained at least at $1.00 per share. Our common stock traded below $1.00 per share during the fourth quarter of 2012 and we received a deficiency notice from NASDAQ for failing to meet the minimum bid requirement. As of January 28, 2013, NASDAQ informed us that we had regained compliance by maintaining a closing price above the $1.00 minimum for ten consecutive trading days. In the future, our stock may trade below the $1.00 minimum bid requirement and we would then have a 180-day period to regain compliance. If we are unable regain compliance during that period, we may be delisted. If our common stock were to be delisted from the NASDAQ Global Market, our common stock would thereafter likely be traded in the over-the-counter market, and the price and liquidity of our common stock may be adversely affected. We may be required to effect a reverse stock split to regain compliance with the $1.00 per share minimum bid price requirement. Even if we are able to regain compliance through a reverse stock split, there can be no assurance that our stock will remain above $1.00 per share thereafter. If we are delisted and thereafter seek to re-list our stock on the NASDAQ Global Market, we will be required to comply with all of the NASDAQ Global Market initial listing requirements, many of which are more stringent than the continued listing requirements.

Future sales of our common stock may hurt our market price.

A significant portion of our common stock is owned by a few institutional stockholders. As a result, a substantial number of shares of our common stock may become available for resale. If these or other of our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. These sales might also make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

Our system of internal controls may be inadequate.

We maintain a system of internal controls in order to ensure we are able to collect, process, summarize, and disclose the information required by the Securities and Exchange Commission within the time periods specified. Any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Due to these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Additionally, public companies in the United States are required to review their internal controls under the Sarbanes-Oxley Act of 2002. If the internal controls put in place by us are not adequate or fail to perform as anticipated, errors could occur that would not be detected, which could require us to restate our consolidated financial statements, receive an adverse audit opinion on the effectiveness of our internal controls, and/or take other actions that will divert significant financial and managerial resources, as well as be subject to fines and/or other government enforcement actions. Furthermore, the price of our stock could be adversely affected.

Environmental compliance costs could adversely affect our results of operations.

Many of our products are subject to various laws governing chemical substances in products, including those regulating the manufacture and distribution of chemical substances and those restricting the presence of certain substances in electronic products. We could incur substantial costs, or our products could be restricted from entering certain countries, if our products become non-compliant with environmental laws.

We face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances that apply to specified electronic products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances Directive, or RoHS). We design our products to ensure that they comply with these requirements as well as related requirements imposed by our customers. We are also working with our suppliers to provide us with compliant materials, parts and components. If our products do not comply with the European substance restrictions, we could become subject to fines, civil or criminal sanctions, and contract damage claims. In addition, we could be prohibited from shipping non-compliant products into the European Union, and required to recall and replace any products already shipped, if such products were found to be non-compliant, which would disrupt our ability to ship products and result in reduced net revenue, increased obsolete or excess inventories and harm to our business and customer relationships. Various other countries and states in the United States have issued, or are in the process of issuing, other environmental regulations that may impose additional restrictions or obligations and require further changes to our products. These regulations could impose a significant cost of doing business in those countries and states.

The European Union has enacted the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan, the cumulative impact of which could be significant.

Due to the global nature of our business, risks inherent in our international operations could have a material adverse effect on our business.

Although a substantial portion of our business is located and conducted in the United States, a significant portion of our operations are located outside of the United States. A substantial portion of our products are manufactured outside of the United States, and we have research and development and service centers overseas. Accordingly, our business and our future operating results could be adversely affected by a variety of factors affecting our international operations, some of which are beyond our control, including regulatory, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, government spending patterns, and acts of terrorism and international conflicts. In addition, we may not be able to maintain or increase international market demand for our products.

We face exposure to adverse movements in foreign currency exchange rates as a result of our international operations. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. Our international sales are denominated in U.S. dollars and in foreign currencies. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and therefore, potentially less competitive in foreign markets. Conversely, lowering our price in local currency may result in lower U.S.-based revenues. A decrease in the value of the U.S. dollar relative to foreign currencies could increase operating expenses in foreign markets. Prices for our products are substantially U.S. dollar denominated, even when sold to customers that are located outside the United States. Therefore, as a substantial portion of our sales are from countries outside the United States, fluctuations in currency exchanges rates, most notably the strengthening of the U.S. dollar against other foreign currencies, contribute to variations in sales of products in impacted jurisdictions and could adversely impact demand and revenue growth. In addition, currency variations can adversely affect margins on sales of our products in countries outside the United States.

Additional risks inherent in our international business activities generally include, among others, difficulties in managing international operations and compliance with complex tax regulations in each tax jurisdiction.

In addition, due to the global nature of our business, we are subject to complex legal, tax and regulatory requirements in the United States and the foreign jurisdictions in which we operate and sell our products, including antitrust and anti-competition laws, rules and regulations, and regulations related to data privacy. We are also subject to the potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws. Such factors could have an adverse impact on our business, operating results and financial position.

Moreover, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by our internal policies and procedures, or U.S. laws and regulations applicable to us, such as the Foreign Corrupt Practices Act. There can be no assurance that all of our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, will comply with these policies, procedures, laws and/or regulations. Any such violation could subject us to fines and other penalties, which could have a material adverse effect on our business, financial condition or results of operations.

Our business could be materially and adversely affected as a result of a natural disaster, terrorist acts or other catastrophic events.

We depend on the ability of our personnel, raw materials, equipment and products to move reasonably unimpeded around the world. Any political, military, terrorism, global trade, world health or other issue that hinders this movement or restricts the import or export of materials could lead to significant business disruptions. Furthermore, any strike, economic failure or other material disruption caused by fire, floods, hurricanes, earthquakes, volcanoes, power loss, power shortages, environmental disasters, telecommunications or business information systems failures, break-ins and similar events, could also adversely affect our ability to conduct business. If such disruptions result in cancellations of customer orders or contribute to a general decrease in economic activity or corporate spending on information technology, or directly impact our marketing, manufacturing, financial and logistics functions, or impair our ability to meet our customer demands, our results of operations and financial condition could be materially adversely affected.

Our business is subject to increasingly complex corporate governance, public disclosure, and accounting and tax requirements that have increased both our costs and the risk of noncompliance.

Because our common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC, and NASDAQ have implemented requirements and regulations and continue developing additional regulations and requirements in response to corporate scandals and laws enacted by Congress, most notably the Sarbanes-Oxley Act of 2002. Our efforts to comply with these regulations have resulted in, and are likely to continue resulting in, increased general and administrative expenses and diversion of management time and attention from revenue-generating activities to compliance activities.

On July 21, 2010, the President signed into law the Dodd-Frank Act. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us. However, as we continue to implement changes in response to this new law and its associated regulations, we expect to incur additional operating costs that could have a material adverse effect on our financial condition and results of operations.

A change in accounting standards or practices and varying interpretations of existing accounting pronouncements, such as the changes to revenue recognition standards, the increased use of fair value measures, additional proposed changes to revenue recognition, lease accounting, financial instruments and other accounting standards, and the potential requirement that U.S. registrants prepare financial statements in accordance with International Financial Reporting Standards (IFRS), could have a significant effect on our reported financial results or the way we conduct our business. Implementation of accounting regulations and related interpretations and policies, particularly those related to revenue recognition, could cause us to defer recognition of revenue or recognize lower revenue, which may affect our results of operations.

Because new and modified laws, regulations, and standards are subject to varying interpretations in many cases due to their lack of specificity, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices.

We are subject to risks related to the provision of employee health care benefits and recent health care reform legislation.

In March 2010, comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590) and the Health Care Education and Affordability Reconciliation Act (HR 4872) was passed and signed into law. Among other things, the health care reform legislation includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. Provisions of the health care reform legislation become effective at various dates over the next several years. The Department of Health and Human Services, the National Association of Insurance Commissioners, the Department of Labor and the Treasury Department have yet to issue necessary enabling regulations and guidance with respect to the health care reform legislation.

Due to the breadth and complexity of the health care reform legislation, the lack of implementing regulations and interpretive guidance, and the phased-in nature of the implementation, it is difficult to predict the overall impact of the health care reform legislation on our business over the coming years. Our results of operations, financial position and cash flows could be materially adversely affected due to this health care reform legislation.

If we are unable to establish fair value for any undelivered element of a sales arrangement, all or a portion of the revenues relating to the arrangement could be deferred to future periods.

In the course of our sales efforts, we may enter into multiple element arrangements that include software and hardware related elements and maintenance. If we are required to change the pricing of our software-related elements through discounting, or otherwise introduce variability in the pricing of such elements, we may be unable to maintain Vendor Specific Objective Evidence of fair value of the undelivered elements of the arrangement, and would therefore be required to delay the recognition of all or a portion of the arrangement. A delay in the recognition of revenues may cause fluctuations in our financial results and may adversely affect our operating margins. To date, these types of transactions have not been significant, but may become more significant in the future as we expand our product offerings.

We are exposed to the credit and non-payment risk of our customers, resellers, and distributors, especially during times of economic uncertainty and tight credit markets, which could result in material losses.

Most of our sales to customers are on an open credit basis, with typical payment terms between net 30 and net 45 days. While we monitor individual customer payment capability in granting such open credit arrangements, and seek to limit such open credit to amounts we believe are reasonable, we may experience losses due to a customer's inability to pay.

In the past, there have been bankruptcies by our customers to whom we had extended open credit, causing us to incur bad debt charges. We may be subject to similar losses in future periods. Any future losses could harm our business and have a material adverse effect on our operating results and financial condition. Additionally, to the extent that the recent turmoil in the credit markets makes it more difficult for customers to obtain open credit or financing, those customers' ability to purchase our products could be adversely impacted, which in turn could have a material adverse impact on our financial condition and operating results.

We make significant investments in research and development to improve our technology and develop new technologies, and unsuccessful investments could materially adversely affect our business, financial condition and results of operations.

Over the past several years, our business strategy has been to derive a competitive advantage by moving from being a follower of new technologies to being a leader in the innovation and development of new technologies. This strategy requires us to make significant investments in research and development and, in attempting to remain competitive, we may increase our capital expenditures and expenses above our historical run-rate model. There can be no assurance that these investments will result in viable technologies or products, or if these investments do result in viable technologies or products, that they will be profitable or accepted by the market. Significant investments in unsuccessful research and development efforts could materially adversely affect our business, financial condition and results of operations. In addition, increased investments in technology could cause our cost structure to fall out of alignment with demand for our products, which would have a negative impact on our financial results.

Violation of applicable laws, including labor or environmental laws, and certain other practices by our suppliers could harm our business.

We expect our suppliers to operate in compliance with applicable laws and regulations, including labor and environmental laws, and to otherwise meet our required supplier standards of conduct. While our internal operating guidelines promote ethical business practices, we do not control our suppliers or their labor or environmental practices. The violation of labor, environmental or other laws by any of our suppliers, or divergence of a supplier's business practices from those generally accepted as ethical in the United States, could harm our business by:

- interrupting or otherwise disrupting the shipment of our product components;
- damaging our reputation;
- forcing us to find alternate component sources;
- reducing demand for our products (for example, through a consumer boycott); or
- exposing us to potential liability for our supplier's wrongdoings.

We are vulnerable to system failures or attacks, which could harm our business.

We are heavily dependent on our technology infrastructure, among other functions, to operate our factories, sell our products, fulfill orders, manage inventory and bill, collect and make payments. Our systems are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, computer viruses, computer denial-of-service attacks and other events. Our business is also subject to break-ins, sabotage and intentional acts of vandalism by third parties as well as employees. Despite any precautions we may take, such problems could result in, among other consequences, interruptions in our business, which could harm our reputation and financial condition.

Cybersecurity breaches could expose us to liability, damage our reputation, compromise our ability to conduct business, require us to incur significant costs or otherwise adversely affect our financial results.

We retain sensitive data in our secure data centers and on our networks, including intellectual property, proprietary business information and personally identifiable information. We face a number of threats to our data centers and networks from unauthorized access, security breaches and other system disruptions. Despite our security measures, our infrastructure may be vulnerable to attacks by hackers or other disruptive problems. Any such security breach may compromise information stored on our networks and may result in significant data losses or theft of our, our customers', our business partners' or our employees' intellectual property, proprietary business information or personally identifiable information. In addition, we have outsourced a number of our business functions to third party contractors, and any breach of their security systems could adversely affect us.

It is critical to our business strategy that our infrastructure remains secure and is perceived by customers and partners to be secure. A cybersecurity breach could negatively affect our reputation as a trusted provider of information infrastructure by adversely affecting the market's perception of the security or reliability of our products or services. In addition, a cyber attack could result in other negative consequences, including remediation costs, disruption of internal operations, increased cybersecurity protection costs, lost revenues or litigation.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters currently occupy approximately 88,000 square feet that includes office and laboratory space in two buildings located in Longmont, Colorado. These facilities include research and development, administration, sales and marketing and operations functions. The lease for these buildings expires in May, 2018.

We lease approximately 7,300 square feet of office space located in Plymouth, Minnesota, under a lease that expires October, 2015. We use this office space as a research and development facility for our AssuredVRA software.

In addition, we lease other international office space in Germany, Japan, China, Singapore and the United Kingdom, primarily for research and development and sales and marketing functions.

Our existing leased facilities are appropriate for our current needs. We do not own any real estate.

Item 3. Legal Proceedings

We are involved in certain legal actions and claims from time to time arising in the ordinary course of business. Management believes the outcome of such litigation and claims could have a material adverse effect on our financial statements. Historically, the outcome of such litigation and claims has not had a material adverse effect on our financial condition or results of operations.

In January 2012, Dot Hill filed an arbitration claim against a customer for unpaid money owed to Dot Hill under the OEM and License Agreement entered into by the parties in July 2010 (the "Agreement"). Pursuant to the Agreement, the customer licensed portions of our UVS software and bundled it with its hardware and software. Our customer was required to pay licensing and support fees under the Agreement. During the second calendar quarter of 2011, the customer stopped making payments, and approximately $1.1 million dollars is owed to us under the Agreement. Our customer filed a counter claim for $0.6 million, primarily for damages and reimbursement of specific amounts paid under the Agreement. The case was heard at arbitration in late February to early March 2013, and we expect that a judgment will be issued within the next 60 days. We have reviewed this claim, but cannot at this stage in the process determine the likelihood of the outcome. Our initial estimate of our potential exposure ranges between $0.0 million and $0.6 million.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is currently included for quotation on the Nasdaq Global Market and is currently traded under the symbol "HILL."

The following table sets forth for the periods indicated the per share range of the high and low sales prices of our common stock as reported on the Nasdaq Global Market.

	Low	High
Year Ended December 31, 2011		
First Quarter	1.72	3.86
Second Quarter	2.49	3.37
Third Quarter	1.45	3.18
Fourth Quarter	1.19	1.96
Year Ended December 31, 2012		
First Quarter	1.22	1.65
Second Quarter	1.05	1.60
Third Quarter	0.98	1.25
Fourth Quarter	0.72	1.09

On February 28, 2013 the last reported sale price for our common stock on the Nasdaq Global Market was $1.30 per share. As of February 28, 2013 there were 58,703,185 shares of our common stock outstanding held by approximately 103 holders of record. We have never paid any cash dividends on our common stock, and currently intend to retain future earnings, if any, to the extent possible to fund the development and growth of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The information required to be disclosed by item 201(d) of Regulation S-K, "Securities Authorized for Issuance Under Equity Compensation Plans," is included under Item 12 of Part III of this annual report on Form 10-K.

PERFORMANCE MEASUREMENT COMPARISON

The following graph compares the cumulative 5-year total return provided stockholders on our common stock relative to the cumulative total returns of the S&P 500 Index, the Nasdaq Composite Index and the Nasdaq Computer Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each index on December 31, 2007 and its relative performance is tracked through December 31, 2012.


$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
12/2007
02/2008
04/2008
06/2008
08/2008
10/2008
12/2008
02/2009
04/2009
06/2009
08/2009
10/2009
12/2009
02/2010
04/2010
06/2010
08/2010
10/2010
12/2010
02/2011
04/2011
06/2011
08/2011
10/2011
12/2011
02/2012
04/2012
06/2012
08/2012
10/2012
12/2012
Dot Hill
S&P 500
NASDAQ Composite
NASDAQ Computer

Item 6. Selected Financial Data

We derived the selected consolidated financial data presented below from our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, which are included elsewhere in this annual report on Form 10-K. Statement of operations data for the years ended December 31, 2008 and 2009 and balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included herein. All data are in thousands except per share data. You should read the selected consolidated financial data together with our consolidated financial statements and related disclosures thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report on Form 10-K.

	2008	2009	2010	2011	2012
Statement of Operations Data:					
Net Revenue	$ 272,879	$ 234,383	$ 251,838	$ 195,827	$ 194,548
Cost of goods sold	242,491	196,556	207,653	150,544	146,177
Gross profit	30,388	37,827	44,185	45,283	48,371
Operating expenses:					
Research and development	28,709	28,120	28,113	31,196	34,199
Sales and marketing	13,878	10,970	11,837	13,225	14,133
General and administrative	12,779	10,139	9,162	8,506	9,900
Restructuring charge (recovery) (2)	813	2,430	2,089	668	(205)
Legal settlement	(4,036)	—	—	—	—
Goodwill and long-lived asset impairment charge (3)	5,432	—	—	—	—
Operating loss	(27,187)	(13,832)	(7,016)	(8,312)	(9,656)
Other income (loss), net	1,612	167	(3)	(23)	3
Income tax (benefit) expense	190	(40)	213	129	749
Loss from continuing operations	(25,765)	(13,625)	(7,232)	(8,464)	(10,402)
Loss from discontinued operations (4)	—	—	(6,019)	(13,560)	(4,548)
Net loss	$ (25,765)	$ (13,625)	$ (13,251)	$ (22,024)	$ (14,950)
Net loss per share (1):					
Loss from continuing operations	$ (0.56)	$ (0.29)	$ (0.14)	$ (0.15)	$ (0.18)
Loss from discontinued operations	—	—	(0.11)	(0.25)	(0.08)
Basic and diluted	$ (0.56)	$ (0.29)	$ (0.25)	$ (0.40)	$ (0.26)
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 56,850	$ 57,574	$ 45,732	$ 46,168	$ 40,315
Working capital	75,261	62,010	49,879	41,387	34,286
Total assets	123,897	108,280	107,502	98,879	83,937
Total long-term debt	607	346	71	—	—
Total stockholders' equity	76,652	66,351	64,378	48,702	38,775

(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the calculation of net income (loss) per share.

(2) See Note 8 of Notes to Consolidated Financial Statements for an explanation of our restructuring charges.

(3) During the fourth quarter of 2008, we performed an impairment analysis over our long-lived and intangible assets. The impairment analysis identified $5.4 million of impaired long-lived assets consisting of $4.4 million of property and equipment and $1.0 million of intangible assets.

(4) On January 26, 2010, we acquired 100% of the voting equity interests of Cloverleaf in exchange for (i) $0.7 million of cash, (ii) 4,758,530 shares of Dot Hill common stock valued at $8.1 million, or $1.71 per share, (iii) $1.8 million of

specified assumed outstanding liabilities of Cloverleaf at the acquisition date, and (iv) 327,977 shares of restricted common stock that were issued to the employees of Cloverleaf who became employees of Dot Hill on the acquisition date pursuant to Dot Hill's 2009 Equity Incentive Plan. See further discussion of our acquisition of Cloverleaf in Note 3 of Notes to Consolidated Financial Statements. During September, 2011, we performed an impairment analysis over our long-lived and intangible assets. The impairment analysis identified $4.1 million of impaired goodwill, $2.8 million of impaired acquired software and $0.1 million of impaired acquired trade name, all related to our acquisition of Cloverleaf, Inc. As of December 31, 2011, the goodwill impairment charge, long-lived asset impairment charge and the acquired software impairment charge were recorded as components of discontinued operations. See further discussion of our long-lived asset impairment in Note 4 of Notes to Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement for Forward-Looking Information

Certain statements contained in this annual report on Form 10-K, including statements regarding the development, growth and expansion of our business, our intent, belief or current expectations, primarily with respect to our future operating performance and the products we expect to offer, and other statements regarding matters that are not historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the "safe harbor" created by these sections. Because such forward-looking statements are subject to risks and uncertainties, many of which are beyond our control, actual results may differ materially from those expressed or implied by such forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements can be found in Part I, Item 1A, "Risk Factors" and elsewhere in this annual report on Form 10-K. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report on Form 10-K.

Overview

We design, manufacture and market a range of software and hardware storage systems for the entry and midrange storage markets. We focus on selling through server-based original equipment manufacturers (OEMs), such as Hewlett-Packard, or HP, Dell Inc. or Dell, Lenovo Group Limited or Lenovo, Advanced Micro Devices, Inc. or AMD, Stratus Technologies or Stratus and Wipro Limited or Wipro; as well as into vertical markets, which primarily include media and entertainment, telecommunications, HPC Digital Image Archive, Big Data and oil and gas. Our vertical market customers are OEMs, who embed our products into their solutions, as well as resellers.

Typical customers for our storage systems products, which include our AssuredSAN line of storage array products, include organizations requiring high reliability, high performance networked or direct attached storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware, firmware and software products employing a modular system that allows end-users to add various protocol, performance, capacity or data protection schemes as needed. Our broad range of products, from small capacity direct attached to complete multi-hundred terabyte, or TB, storage area networks, or SANs, provide end-users with a cost-effective means of addressing increasing storage demands at compelling price-performance points. Our current product family based on our AssuredSAN architecture provides high performance and large disk array capacities for a broad variety of environments, employing Fibre Channel, Internet Small Computer Systems Interface, or iSCSI or Serial Attached SCSI, or SAS, interconnects to switches and/or hosts. In addition, our Assured family of data protection software products provides additional layers of data protection options to complement our line of storage disk arrays. Our current mainstream AssuredSAN(TM) 2000 and 3000 series of entry-level storage products and Just a Bunch of Disks, or JBOD, arrays are targeted primarily at mainstream enterprise and small-to-medium business, or SMB, applications. Some of our AssuredSAN products have been distinguished by certification as Network Equipment Building System, or NEBS, Level 3 (a telecommunications standard for equipment used in central offices) and are MIL-STD-810F (a military standard created by the U.S. government) compliant based on their ruggedness and reliability. In February 2010, we launched the latest AssuredSAN 3000 series of storage arrays that provide high speed interface options including 8 gigabyte, or GB, Fibre Channel, 1GB and 10GB iSCSI over Ethernet and 6GB SAS connectivity.

On August 22, 2012, we introduced AssuredSAN(TM) Pro 5000 Series with RealStor(TM) software that incorporates autonomic real-time data tiering via a virtualized back-end. With RealStor, businesses gain the advantage of very high performance SSDs, using them to their maximum benefit, while storing less frequently accessed data on slower, but much less expensive hard disk drives. On the same day, we also introduced our AssuredSAN(TM) 4000 Series next-generation, high performance storage solution designed to deliver best-in-class price performance, 99.999 percent availability, and exceptional streaming throughput. The Series 4000 shares the same architecture as the Pro 5000 Series. Our Series 2000 and 3000 products are characterized by IDC as Band 2 and Band 3 products. With the announcement of our Series 4000 and 5000 products, we now have products characterized within IDC Price Bands 4 and 5 products and we have thus increased our total available market as measured by end-user sales price from $4.0 billion to $10.6 billion.

Our agreements with our customers do not contain any minimum purchase commitments and may be terminated at any time upon notice from the applicable customer. Our ability to achieve and maintain profitability will depend on, among other things, the level and mix of orders we actually receive from such customers, the actual amounts we spend on marketing support, the actual amounts we spend for inventory support and incremental internal investment, our ability to reduce product cost, our product lead time, our ability to meet delivery schedules required by our customers and the economic environment.

Our products and services are sold worldwide to facilitate server and SAN storage implementations, primarily through server-based OEMs, vertical markets partners that include embedded OEMs that integrate our products into their solutions, and VARs. Our storage system products' server-based OEM partners currently include, among others, Hewlett-Packard, or HP, Lenovo and Stratus, who purchase our AssuredSAN products, and Dell and AMD, who purchase our AssuredVRA products. Our vertical markets partners include Motorola, Inc., or Motorola, Tektronix Inc., or Tektronix, Samsung Electronics, or Samsung, Concurrent Computer Corporation, or Concurrent, Autodesk Inc. or Autodesk, Harris Broadcast Communications and Nokia Siemens Network, or Nokia Siemens. Although our products and services are sold worldwide, the majority of our net revenue is derived from our U.S. operations.

We began shipping products to HP in the fourth quarter of 2007. In January 2008, we amended our agreement with HP to allow for sales of additional products to additional divisions within HP. Our products are primarily sold as HP's MSA 2000/P2000 product family. Sales to HP increased significantly during 2008 and increased again in 2009 primarily as a result of the successful launch and market acceptance of the HP MSA 2000 products. HP launched its third generation product line, now called the P2000 product line, in February 2010. Sales to HP increased again in 2010 as we began selling our next generation host interfaces across the HP P2000 product line. The agreement with HP does not contain any minimum purchase commitments. In October 2011, we extended our supply agreement with HP by five years to expire in October 2016 and also extended the expiration of 1.6 million warrants granted to HP in March 2008 to expire concurrently with the supply agreement in October 2016. Net revenue from HP approximated 68% of our total net revenue in 2012. We expect sales to HP to continue to represent a substantial percentage of our total net revenue in 2013. We expect to generate additional revenue from our indirect channel as well as new and potential new OEM customers.

In addition, the demand for our products has been affected in the past, and may continue to be affected in the future, by various factors, including, but not limited to, the following:

- our ability to maintain and enhance relationships with our customers, in particular our OEM customers, as well as our ability to win new business;
- our ability to source critical components such as integrated circuits, hard disk drives, memory and other components on a timely basis;
- the amount of field failures resulting in product replacements or recalls;
- our ability to launch new products in accordance with OEM specifications, schedules and milestones;
- our ability to sell Dot Hill branded products through resellers;
- our ability to win new server-based OEM customers and OEMs who embed our products into their solutions;
- general economic and political conditions and specific conditions in the markets we address, including the continuing volatility in the technology sector, current general economic volatility and trends in the data storage markets in various geographic regions;
- the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory; and
- the inability of certain of our customers who depend on credit to have access to their traditional sources of credit to finance the purchase of products from us, particularly in the current global economic environment, which may lead them to reduce their level of purchases or to seek credit or other accommodations from us.

For these and other reasons, our net revenue and results of operations in 2012 and prior periods may not necessarily be indicative of future net revenue and results of operations.

Our manufacturing strategy includes outsourcing substantially all of our manufacturing to third-party manufacturers in order to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of the third parties' manufacturing and procurement economies of scale. In September 2008, we entered into a manufacturing agreement with Foxconn Technology Group, or Foxconn. Under the terms of the agreement, Foxconn supplies us with manufacturing, assembly and test services from its facilities in China and final integration services including final assembly, testing and configure-to-order services through its worldwide facilities. In November 2011, we amended our agreement with Foxconn to extend the manufacturing agreement for a period of three years. In addition, Foxconn agreed to waive the requirement for a letter of credit and improved our payment terms. The majority of our products sold in 2010, 2011, and 2012 were manufactured by Foxconn. We expect Foxconn to manufacture substantially all of our products in 2013.

We derive the majority of our net revenue primarily from sales of our Series 2000 and 3000 family of products, which are included in our AssuredSAN product line.

Cost of goods sold includes costs of materials, subcontractor costs, salary and related benefits for the production and service departments, depreciation and amortization of equipment and intangible assets used in the production and service departments, production facility rent and allocation of overhead as well as manufacturing variances and freight.

Research and development expenses consist primarily of project-related expenses, consulting charges and salaries for employees directly engaged in research and development.

Sales and marketing expenses consist primarily of salaries and commissions, marketing related costs, advertising, customer-related evaluation unit expenses, promotional costs and travel expenses.

General and administrative expenses consist primarily of compensation to officers and employees performing administrative functions, as well as expenditures for legal, accounting and other administrative services and fluctuations in currency valuations.

Other income (expense), net is comprised primarily of interest income earned on our cash and cash equivalents and other miscellaneous income and expense items.

In the first quarter of 2012, our management approved, committed to, and initiated a restructuring and cost reduction plan, or the 2012 Plan, that is associated with the closure of our Israel Technology Development Center. The 2012 Plan is designed to re-align our software investments to focus on accelerating the development of embedded software features, in order to launch a competitive set of mid-range storage array products in 2012, and to provide more differentiated entry-level products for both OEM and channel customers. Substantially all of our 2012 Plan workforce reductions were completed by July 31, 2012. The closure of our Israel Technology Development Center is now recorded in discontinued operations, since we have ceased all ongoing operational activities as of December 31, 2012.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of net revenue and expenses in the reporting periods. We base our estimates on current facts, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. We evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably likely to occur could materially impact the financial statements. We have many accounting policies that require us to make estimates and assumptions; the determination of useful lives of long-lived assets, warranty reserves, accruals for estimated restructuring, tax and legal liabilities and valuation allowance for deferred tax assets. The items listed below are not inclusive of all of our accounting policies but is a listing, identified by management, of those policies which require the most significant judgments and estimates to be made in the preparation of the consolidated financial statements.

Revenue Recognition

We derive our revenue from sales of our hardware products, software and services.

Hardware

Hardware product revenue consists of revenue from sales of our AssuredSAN storage systems which is integrated with industry standard hardware which is essential to the functionality of the integrated system product. We recognize hardware product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured. Revenue is recognized for hardware product sales upon transfer of title and risk of loss to the customer and in addition, upon installation for certain of our AssuredUVS appliance products. We record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data and other factors known at the time. If actual future returns and pricing adjustments differ from past experience and our estimates, additional revenue reserves may be required.

Software

In accordance with the specific guidance for recognizing software revenue, where applicable, we recognize revenue from perpetual software licenses at the inception of the license term assuming all revenue recognition criteria have been met. We use the relative method to allocate revenue to software licenses at the inception of the license term when vendor-specific objective evidence, or VSOE, of fair value for all unspecified software updates and enhancements related to our products through service contracts is available. We have established VSOE for the fair value of our support services as measured by the stated renewal prices paid by our customers when the services are sold separately on a standalone basis.

Specific long term software contracts may contain multiple deliverables including software licenses, services, training and post-contract support for which we have not established VSOE of fair value of any of the elements. Under specific guidance for recognizing software revenue, we begin recognizing revenue upon the delivery of all the elements except post-contract support (PCS). We defer all the direct and incremental costs related to the deliverables in these contracts until delivery of all the elements except PCS. The deferred revenue and costs are amortized over the contractual PCS support periods.

During the preparation of the Company's consolidated financial statements for the year ended December 31, 2012 and the accounting analysis for the renewal of a long-term software contract, the Company determined that it had applied an inappropriate revenue recognition methodology in 2010 and 2011 to the contract. The Company recorded revenue as royalty payments were received on this contract and should have deferred all the revenue and direct and incremental costs until all the deliverables, except PCS, were delivered in 2012.

This resulted in an overstatement of $1.4 million of revenue and $1.2 million of costs in 2010, and an overstatement of $2.8 million of revenue and $1.9 million of costs in 2011. This was corrected in the fourth quarter of 2012, and the net out-of-period impact of these adjustments was $1.1 million, consisting of a reduction of revenue and research and development costs of $4.2 million and $3.1 million, respectively.

Service

Our service revenue primarily includes out-of-warranty repairs and product maintenance contracts. Out-of warranty repairs primarily consist of product repair services performed by our contract manufacturers for those customers that allowed their original product warranty to expire without purchasing one of our higher level support service plans. Revenue from these out-of-warranty repairs, and the associated cost of sales, is recognized in the period these services are provided. Service revenue also consists of product maintenance contracts purchased by our customers as an extension of our standard warranty. Revenue from our product maintenance contracts is deferred and recognized ratably over the contract term, generally 12 to 36 months. Net revenue derived from services was less than 10% of total revenue for all periods presented.

Revenue Recognition for Arrangements with Multiple Deliverables

For multi-element arrangements that include hardware products containing software essential to the hardware product's functionality, undelivered software elements that relate to the hardware product's essential software, and undelivered non-software services, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, we use a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) VSOE of fair value, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of the selling price, or ESP. VSOE generally exists only when we sell the deliverable separately and represents the actual price charged by us for that deliverable. ESPs reflect our best estimates of what the selling prices of elements would be if they were sold regularly on a standalone basis.

From time to time, we enter into arrangements with customers that include acceptance criteria. In such instances, we defer all revenue on the arrangement until customer acceptance is obtained or the acceptance clause lapses.

Revenue Recognition for Sales to Channel Partners

On sales to channel partners, we evaluate whether fees are considered fixed or determinable by considering a number of factors, including our ability to estimate returns, payment terms and our relationship and past history with the particular channel partner. If fees are not considered fixed or determinable at the time of sale to a channel partner, revenue recognition is deferred until there is persuasive evidence indicating the product has sold through to an end-user. Persuasive evidence of sell-through may include reports from channel partners documenting sell-through activity or data indicating an order has shipped to an end-user.

Deferred Revenue

We defer revenue on upfront nonrefundable payments from our customers and recognize it ratably over the term of the agreement, unless the payment is in exchange for products delivered that represent the culmination of a separate earnings process. When we provide consideration to a customer, we recognize the value of that consideration as a reduction in net revenue. We may be required to maintain inventory with certain of our largest OEM customers, which we refer to as hubbing arrangements. Pursuant to these arrangements we deliver products to a customer or a designated third-party warehouse based upon the customer's projected needs, but do not recognize product revenue unless and until the customer has removed our product from the warehouse to incorporate into its end products.

Warranty and Related Obligations

Our standard warranty provides that if our systems do not function to published specifications, we will repair or replace the defective component or system without charge generally for a period of approximately three years. We generally extend to our customers the warranties provided to us by our suppliers, and accordingly, the majority of our warranty obligations to customers are typically intended to be covered by corresponding supplier warranties. For warranty costs not covered by our suppliers, we provide for estimated warranty costs in the period the revenue is recognized. There can be no assurance that our suppliers will continue to provide such warranties to us in the future or that our warranty obligations to our customers will be covered by corresponding warranties from our suppliers, the absence of which could have a material effect on our financial statements. Estimated liabilities for product warranties are included in accrued expenses.

In October 2009, we discovered a quality issue associated with certain power supply devices provided by a long-term component supplier, which resulted in a higher than expected level of power supply failures to us and our customers. While we were able to promptly identify and resolve the cause of the failures, we are required to provide replacement products or make repairs to the affected power supply units that had been sold between March and October 2009. Through June 30, 2011, our component supplier had repaired all of the faulty power supplies at no cost to us and reimbursed us for our out-of-pocket costs, which has constituted a reimbursement to customers for certain out-of-pocket costs they incurred in connection with these power supply failures. The total amount reimbursed to us by our component supplier approximated $1.0 million through June 30, 2011.

In the second and third quarters of 2011, a material customer provided us with a framework estimating the potential claims precipitated by the power supply failures. As previously disclosed, the customer's preliminary framework of potential claims provided to us included additional costs related to the customer's internal overhead for other internal indirect costs, in addition to third-party direct costs. Based on preliminary discussions for settlement and our analysis of the framework provided by the customer, including future potential claims through the warranty period, we estimated that we had incurred a probable loss of approximately $2.8 million. Consequently, in addition to the $1.3 million previously recognized as of June 30, 2011, we recorded an estimated liability of $1.5 million as of September 30, 2011 within "Accrued expenses" on our condensed consolidated balance sheet.

Negotiations continued with our customer throughout the fourth quarter of 2011 into the first half of 2012. Based on the results of ongoing negotiations with the material customer, we increased our estimated liability at December 31, 2011 to $5.5 million, resulting in a charge of $2.7 million during the fourth quarter of 2011 within "Accrued expenses" on our condensed consolidated balance sheet, gross of any third-party recoveries.

A final settlement with this material customer was reached during the second quarter of 2012. The terms of the agreement required an immediate payment of $2.0 million and an estimated remaining liability of approximately $1.8 million as of December 31, 2012, a portion of which relates to future price concessions and rebates based on sales volumes through December 31, 2012. The remaining portion relates to costs for extension of warranty coverage on these units. While our estimated liability relating to failed power supply units is subject to some uncertainty, based on our current expectation of sales volumes with this material customer, we do not believe the incurrence of an additional loss is either probable or reasonably possible at this time.

During the second quarter of 2011, based on the advice of legal counsel, we established that our component supplier is contractually obligated to reimburse us for fair and reasonable costs we incur with our customers associated with these power supply failures. Our component supplier had continued to re-work and distribute to our customer the affected population of power supplies at no cost to us. In addition, at the time, our collection experience with similar amounts already reimbursed to us by our supplier and our belief that our component supplier and its parent companies had the financial ability to continue to reimburse us for any additional costs we may incur, we recorded a current asset within "Prepaid expenses and other assets" on our consolidated balance sheet of $1.3 million as of June 30, 2011.

During the third quarter of 2011, as the claims from our customer became clearer, we commenced negotiations with our component supplier for fair and reasonable costs that we have and are likely to incur through the warranty period associated with this component failure. Originally we determined that the supplier was unlikely to make an up-front cash payment for the original settlement amount of $1.3 million, but it indicated a willingness to provide some form of reimbursement for costs incurred, in the form of cash and/or note receivable of $0.5 million plus future product rebates. Based on our judgment at the time, we reduced the previously recorded current asset of $1.3 million within "Prepaid expenses and other assets" to $0.5 million as of September 30, 2011. We continued to negotiate this settlement with our supplier and during the second quarter of 2012, the supplier signed a final settlement agreement providing for additional reimbursements above what was recognized as of September 30, 2011. Pursuant to the settlement, the supplier agreed to cash consideration of $1.2 million, of which we received $0.9 million subsequent to the signing of the settlement agreement, with the remaining $0.3 million to be received in quarterly installments during 2013. Additionally, our supplier committed to product rebates and/or price concessions on product orders for a period of 39 months from the execution of the settlement agreement, in return for our agreement to release our supplier from all obligations relating to the power supply failures known by us to date. This agreement is not subject to any required future purchases.

In addition, we have commenced discussions with our General Liability and Errors and Omissions Insurance and underwriters and will continue to pursue our rights to cover any damages we incur and that are not reimbursed by our supplier. The insurance company has issued a reservation of rights letter to us and at this time, it is not possible to estimate to what extent the residual amounts, if any, we will be covered by our carrier. As of December 31, 2012 we have not assumed or recorded any insurance reimbursement.

To the extent our settlement agreements with our customer and our component supplier are not on mutually beneficial terms, or our component supplier does not continue to reimburse us for the expenses incurred by us or our customers, and we are unsuccessful in recovering such expenses from our insurance provider, we could incur additional expenses which could potentially have a material effect on our financial statements and liquidity.

Valuation of Inventories

Inventories are comprised of finished goods and purchased parts and assemblies, which include direct labor and overhead, and are valued at the lower of cost (first-in, first-out method) or market value. The valuation of inventory requires us to estimate excess or obsolete inventory. The determination of excess or obsolete inventory requires us to estimate the future demand for our products. Because our markets are volatile, are subject to technological risks, price changes and inventory reduction programs by our customers, and as we are required to make last-time buys of certain components on occasion, there is a risk that we will forecast incorrectly and produce excess inventories of particular products or have commitments to purchase excess inventory components from our suppliers. As a result, actual demand will differ from forecasts, and such a difference has in the past and may in the future have a material adverse effect on our gross margin and our results of operations. Any write downs to inventory due to the existence of excess quantities, physical obsolescence, changes in pricing, damage, or other causes establish a new cost basis for the inventory. When we sell or dispose of reserved inventory the new cost basis is charged to cost of sales. The largest factor affecting the accuracy of our provisions for excess inventories is the accuracy of our production and service forecasts of end-customer demand. The accuracy of our estimates depends in part on the accuracy of the non-binding forecasts we get from our end customers, the accuracy of our own forecast of warranty requirements of our customers, the demand for storage systems in our market segments and the speed at which our products are designed in or out of our customers' products.

Long-lived Asset Impairment

We periodically review the recoverability of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment in the carrying value of an asset group is recognized whenever anticipated future undiscounted cash flows from an asset group are estimated to be less than its carrying value. The amount of impairment recognized is the difference between the carrying value of the asset group and its fair value. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

In February 2012, our Board of Directors approved a plan to exit our AssuredUVS business and close down our Israel Technology Development Center (see Note 8), at which time it was determined that the valuations at that date were appropriate. During the second quarter of 2012, we explored the potential sale of the AssuredUVS business, but were unsuccessful in locating a buyer and ended efforts to sell the business or its component assets as of June 30, 2012. Accordingly, we recognized an impairment of $0.2 million of property, plant and equipment and $1.6 million for the remaining value of acquired software as a component of cost of goods sold as of June 30, 2012. The AssuredUVS business is now recorded in discontinued operations, since we have ceased all ongoing operational activities as of December 31, 2012.

In September 30, 2011, we identified a change in circumstances that indicated the carrying amount of our long-lived assets may not be recoverable, as our primary AssuredUVS customer informed us that the AssuredUVS software would no longer be a component of its business strategy, which would result in a significant decline in revenues for the Company. Our long-lived assets consisted of the intangible assets associated with our acquisition of certain identified Cloverleaf assets acquired in January 2010 with an original carrying value of $5.0 million and property and equipment of $1.2 million.

Since we did not have an immediate replacement for our AssuredUVS customer, management's forecasted undiscounted cash flows indicated that the assets were potentially not recoverable, and proceeded to estimate the fair value of each long-lived asset. Property and equipment consisted of mostly machinery and equipment used for testing and development of our AssuredUVS technology. Management determined that carrying value approximated fair value, as property was either acquired in the 2010 acquisition of Cloverleaf, had been purchased subsequently, or could be re-deployed, establishing recent evidence of fair value. It was depreciated over a 3 – 5 year estimated useful life.

Intangible assets consisted primarily of acquired software of $4.9 million and a trade name of $0.1 million. We determined the fair value of the acquired software by estimating the replacement cost of the software, taking into account both the software as acquired and subsequent development work, as well as the business alternatives we were considering and the corresponding value of the software in these alternative approaches. We estimated the value of the software based on the probabilities of each of the business alternatives. We determined the fair value of the trade name using an income approach and considered the fact that the software's trade name at the time of acquisition was no longer being used. All estimates were based on management using appropriate assumptions and projections.

Our impairment analysis at September 30, 2011 identified $2.9 million of impaired long-lived assets, consisting entirely of intangible assets recognized as part of the Cloverleaf acquisition in 2010. Long-lived asset impairment charges are recorded consistent with our treatment of related amortization expense specific to each acquired intangible asset. We recorded $2.8 million of impairment to acquired software and $0.1 million of impairment to acquired trade name as a component of cost of goods sold for the year ended December 31, 2011.

Share-based Compensation

We account for share-based compensation by measuring and recognizing share-based compensation expense for equity based awards granted, including stock options, restricted stock awards, performance-based restricted stock awards and employee stock purchase plan shares, for which expense will be recognized over the service period of the equity based award based on the fair value of the award, at the date of grant. The estimation of stock option and employee stock purchase plan fair value requires management to make complex estimates and judgments about, among other things, employee exercise behavior, forfeiture rates and the volatility of our common stock. These judgments directly affect the amount of compensation expense that will ultimately be recognized.

Compensation expense for restricted stock awards is measured based on the fair-value of the award on the grant date (fair-value is calculated based on the closing price of our common stock on the date of grant), multiplied by the number of shares granted, and is recognized as expense over the respective vesting period. Compensation expense for performance-based restricted stock awards is measured similarly to restricted stock; however, compensation expense is only recorded for awards that ultimately vest, which is contingent upon employees achieving various performance criteria.

We currently use the Black-Scholes option pricing model to estimate the fair value of our stock options and employee stock purchase plan shares. The fair values generated by the Black-Scholes model may not be indicative of the actual fair values of our stock options and employee stock purchase plan shares as it does not consider certain factors important to those awards to employees, such as continued employment and periodic vesting requirements as well as limited transferability. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We use historical volatility of our stock for the expected life of the grant as the expected volatility assumption required in the Black-Scholes model. Our selection of the historical volatility approach is due to the limited availability of data regarding actively traded options on our stock. The expected life of the stock options is based on historical and other economic data trended into the future. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our stock options and employee stock purchase plan shares. The dividend yield assumption is based on our history and expectation of dividend payouts. We evaluate the assumptions used to value stock options on a quarterly basis. If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense.

Results of Operations

The following table sets forth certain items from our statements of operations as a percentage of net revenue for the periods indicated (percentages may not aggregate due to rounding):

	Years Ended December 31,		
	2010	2011	2012
Net revenue	100.0 %	100.0 %	100.0 %
Cost of goods sold	82.5	76.9	75.1
Gross profit	17.5	23.1	24.9
Operating expenses:			
Research and development	11.2	15.9	17.6
Sales and marketing	4.7	6.8	7.3
General and administrative	3.6	4.3	5.1
Restructuring charge	0.8	0.3	(0.1)
Total operating expenses	20.3	27.3	29.9
Operating loss	(2.8)	(4.2)	(5.0)
Other income (expense), net	—	—	—
Loss before income taxes and discontinued operations	(2.8)	(4.2)	(5.0)
Income tax expense	0.1	0.1	0.4
Loss from continuing operations	(2.9)	(4.3)	(5.4)
Loss from discontinued operations	(2.4)	(6.9)	(2.3)
Net loss	(5.3)%	(11.2)%	(7.7)%

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2012

Net Revenue

	Year Ended December 31,			
	2011	2012	Decrease	% Change
	(in thousands, except percentages)			
Net Revenue	$ 195,827	$ 194,548	$ (1,279)	(0.7)%

Net revenues decreased approximately $1.3 million from $195.8 million for the year ended December 31, 2011 to $194.5 million for the year ended December 31, 2012. The change in net revenue was primarily due to a $16.4 million increase in sales to our vertical markets customers, which included a $7.9 million increase in sales to Tektronix, and a $8.5 million increase in sales to other OEM customers, offset by a $13.5 million decrease in revenue from HP from $144.9 million for the year ended December 31, 2011 to $131.4 million for the year ended December 31, 2012. However, we expect sales to HP to continue to represent a substantial portion of our net revenue during 2013. Sales to HP approximated 74% of our net revenue for the year ended December 31, 2011 compared to 68% of our net revenue for the year ended December 31, 2012.

During the preparation of the Company's consolidated financial statements for the year ended December 31, 2012 and the accounting analysis for the renewal of a long-term software contract, the Company determined that it had applied an inappropriate revenue recognition methodology in 2010 and 2011 to this contract. The Company recorded revenue as royalty payments were received on this contract and should have deferred all the revenue until all the deliverables, except PCS, were delivered in 2012.

This resulted in an overstatement of $1.4 million and $2.8 million of revenue in 2010 and 2011, respectively. This was corrected in 2012, and the net out-of-period impact of these adjustments was a reduction of revenue of $4.2 million.

Cost of Goods Sold and Gross Profit

	2011		2012		Increase (Decrease)	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
	(in thousands, except percentages)					
Cost of Goods Sold	$ 150,544	76.9%	$ 146,177	75.1%	$ (4,367)	(2.9)%
Gross Profit	$ 45,283	23.1%	$ 48,371	24.9%	$ 3,088	6.8 %

Cost of goods sold decreased for the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily as a result of a more favorable mix of sales revenue and cost reductions, which were partially offset by increased payroll-related costs and the correction of the accounting for the long-term software contract as discussed in Note 1 to the financial statements.

Gross profit margin increased from 23.1% for the year ended December 31, 2011 to 24.9% for the year ended December 31, 2012. Gross profit margin benefited from a more favorable product and customer mix, in addition to a decrease in warranty related costs, due to a one-time charge in 2011 related to failed power supplies, and favorable pricing from our contract manufacturer and vendors as compared to 2011.

Research and Development Expenses

	2011		2012		Increase	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
	(in thousands, except percentages)					
Research and Development Expenses	$ 31,196	15.9%	$ 34,199	17.6%	$ 3,003	9.6%

Research and development expense increased $3.0 million to $34.2 million for the year ended December 31, 2012 compared to $31.2 million for the year ended December 31, 2011. The increase was primarily due to a $3.5 million increase in salaries and payroll expense, a $1.2 million increase in project materials expense, a $0.6 million increase in consulting expenses, a $0.8 million increase in depreciation expense, and a $0.5 million increase in allocated costs. These cost increases were partially offset by deferring $3.6 million in direct and incremental engineering costs related to a long-term customer software contract (see Note 1 to the financial statements). The increase in salaries and payroll related expense is the result of the 2012 reinstatement of salary reductions which were in effect throughout 2011. The increase in salaries expense is also the result of increased headcount focused on customizations for newer OEM customers, the launch of the company's Series 4000 and 5000 mid-range products and next generation product development. The increase in project materials expense and depreciation expense is the result of an increase in capital assets and project supplies required to support new customer wins, the launch of our mid-range products, and the development of our next generation storage products due to be released in 2013.

The increase in allocated costs is due to increased headcount and equipment necessary to support the research and development function. The increase in consulting expense is primarily the result of an increased reliance on domestic and foreign engineering consultants to assist certain engineering functions with strategic development projects.

We expect that the timing of our engineering material purchases and additional headcount requirements to support new product releases will affect the amount of research and development expenses in future periods.

Sales and Marketing Expenses

	2011		2012		Decrease	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
	(in thousands, except percentages)					
Sales and Marketing Expenses	$ 13,225	6.8%	$ 14,133	7.3%	$ 908	6.9%

Sales and marketing expense increased approximately $0.9 million to $14.1 million for the year ended December 31, 2012 compared to $13.2 million for the year ended December 31, 2011. This increase was primarily due to an increase in evaluation unit expenses of $0.7 million due to the promotion of our new products and to encourage sales opportunities with new OEMs. Other expenses increased $0.2 million.

General and Administrative Expenses

	2011		2012		Increase	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
			(in thousands, except percentages)			
General and Administrative Expenses	$ 8,506	4.3%	$ 9,900	5.1%	$ 1,394	16.4%

General and administrative expenses increased approximately $1.4 million to $9.9 million for the year ended December 31, 2012 compared to $8.5 million for the year ended December 31, 2011. The increase was partially due to a $0.7 million increase in salaries and payroll related expenses for the hiring of key administrative personnel. Additionally, consulting and recruiting fees increased $0.3 million from prior year. Professional fees also increased by $0.1 million as a result of an increase in special projects performed by one of our service providers, offset partially by a decrease in investor relations expenses, due to a one-time charge in 2011 for a media segment created to target new investors, along with bundling of certain investor relations services during 2012 to reduce costs. Realized and unrealized currency gains and losses were unfavorable during 2012 and favorable in 2011, causing an unfavorable change from year to year of $0.8 million. These increases to general and administrative expenses were partially offset by a decrease in stock compensation expense of $0.5 million, mostly due to the expense incurred related to the stock bonus plan during 2011, with no corresponding expense in 2012.

Restructuring Charge (Recovery)

	2011		2012		Decrease	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
			(in thousands, except percentages)			
Restructuring Charge (Recovery)	$ 668	0.3%	$ (205)	(0.1)%	$ (873)	(130.7)%

Restructuring expenses decreased due to a recovery of $0.2 million for the year ended December 31, 2012 compared to an expense of $0.7 million for the year ended December 31, 2011. These expenses relate to our 2008 and 2010 Restructuring Plans, for which there are no significant expenses remaining to be incurred in 2012. See Note 8 of Notes to Unaudited Condensed Consolidated Financial Statements for more details regarding our restructuring activities.

Other Income (Expense), net

	2011		2012		Increase	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
			(in thousands, except percentages)			
Other Income (Expense), net	$ (23)	—%	$ 3	—%	$ 26	113.0%

Other income (expense), net consists of interest income on our cash and cash equivalents, interest expense related to our note payable and other miscellaneous items.

Income Taxes

We recorded an income tax provision of $0.7 million for the year ended December 31, 2012 and an income tax provision of $0.1 million for the year ended December 31, 2011. Our provision primarily relates to estimated liabilities relating to certain tax positions involving our foreign subsidiaries that have not been concluded with the relevant taxing authority. The increase from prior year is due to an increase in our unrecognized tax positions related to our foreign entities, due to changes in transfer pricing policies and other regulations in the countries in which we operate.

Loss From Discontinued Operations

	2011		2012		Decrease	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
	(in thousands, except percentages)					
Loss From Discontinued Operations	$ (13,560)	(6.9)%	$ (4,548)	(2.3)%	$ 9,012	(66.5)%

Loss from discontinued operations decreased $9.0 million to $4.5 million for the year ended December 31, 2012 compared to $13.6 million for the year ended December 31, 2011. The decline in losses was primarily driven by the Company's decision in the first quarter of 2012 to close down our Israel Technology Center and exit out of our AssuredUVS business.

This decrease was primarily due to a decline in operating expenses from discontinued operations of $7.5 million. The decrease in operating expenses primarily consisted of a decrease in research and development expense of $3.6 million, a decrease in sales and marketing expense of $0.6 million, and an impairment of goodwill of $4.1 million recorded in 2011, partially offset by an increase in restructuring charges of $0.8 million. Total operating expenses from discontinued operations decreased primarily due to a $3.1 million decrease in salaries and payroll related expenses, a $0.4 million decrease in depreciation expense, a $0.3 million decrease in stock-based compensation expense and an impairment of goodwill of $4.1 million recorded in 2011. These decreases were partially offset by an increase in professional service fees of $0.4 million.

In addition, we realized a benefit due to an increase in gross profit of $1.5 million, primarily driven by a decrease of $1.3 million in revenue and a decrease of $2.8 million cost of goods sold. The decrease in cost of goods sold was primarily a result of a $2.9 million intangible impairment charge in 2011.

All of the above are a result of activity related to our plan to exit our AssuredUVS business and close down our Israel Technology Development Center. See Note 4 of Notes to Consolidated Financial Statements for more details regarding our discontinued operations.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2011

Net Revenue

	Year Ended December 31,			
	2010	2011	Decrease	% Change
	(in thousands, except percentages)			
Net Revenue	$ 251,838	$ 195,827	$ (56,011)	(22.2)%

The decrease in net revenue for the year ended December 31, 2011 to $195.8 million from $251.8 million for the year ended December 31, 2010, was primarily due to the decision in the fourth quarter of 2010 to exit our low margin business with NetApp. Sales to NetApp totaled $65.6 million for the year ended December 31, 2010 and totaled $0 for the year ended December 31, 2011. A portion of the lost NetApp sales were replaced by sales to OEM partners other than HP which grew to $43.3 million for the year ended December 31, 2011 from $36.7 million for the year ended December 31, 2010. Without NetApp sales in 2010, our net revenue would have increased 5% in 2011 over 2010.

Sales to HP remained flat year-over-year, totaling $144.9 million for the year ended December 31, 2011 and $144.7 million for the year ended December 31, 2010 due largely to the shortage of hard disk drives in the fourth quarter of 2011 as well as HP inventory optimization initiatives. Sales to HP are due to the successful launch and market acceptance of the HP MSA 2000 products, which includes our Series 2000 products and the launch by HP of its third generation product line, now called the P2000 product line, in February 2010, which includes our Series 3000 products. Although our Series 2000 products are in the decline phase of the product life cycle, demand for these products continued to be significant. We released our next generation Series 3000 products in the first quarter of 2010 and sales of these products increased significantly during each quarter of 2010, and remained consistent throughout 2011.

Cost of Goods Sold and Gross Profit

	2010		2011		Decrease	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
	(in thousands, except percentages)					
Cost of Goods Sold	$ 207,653	82.5%	$ 150,544	76.9%	$ (57,109)	(27.5)%
Gross Profit	$ 44,185	17.5%	$ 45,283	23.1%	$ 1,098	2.5 %

Cost of goods sold decreased for the year ended December 31, 2011 compared to the year ended December 31, 2010 primarily as a result of the decrease in sales. Cost of goods sold as a percentage of revenue decreased from 82.5% for the year ended December 31, 2010 to 76.9% for the year-ended December 31, 2011.

Gross profit margin for the year ended December 31, 2011 was 23.1% compared to 17.5% for the year ended December 31, 2010. The increase in gross profit margin was primarily due to exiting the low-margin NetApp business, the growth in Channel and non-HP OEM sales, internal cost reduction initiatives and decreases in manufacturing support costs and manufacturing variances. These decreases were partially offset by the cost of goods sold associated with the increase in sales to other OEM customers and the recognition of impairment charges relating to certain of our long-lived assets held at our ITC reporting unit.

Partially offsetting the increase in gross profit margin were higher warranty related expenses of $5.6 million for the year ended December 31, 2011 compared to the same period in 2010. Warranty related expenses increased primarily as a result of quality issues associated with certain power supply devices provided by one of our component suppliers that required us to make substantial repairs and provide replacement parts.

Our gross profit margin is typically sensitive to product and customer mix changes. For example, our gross profit margin on sales of the products we sell to HP is higher than the gross profit margin on the products we previously sold to NetApp. In addition, sales of our software products and services typically have a much higher gross profit margin than that of our hardware products. Also, sales to our channel customers typically have a higher gross profit margin than sales to our Tier 1 OEM customers. For the year ended December 31, 2011, we generated a higher percentage of our net revenue from our channel customers, non-HP OEM's and from sales of software and services, which had a favorable impact on our gross profit margin.

Research and Development Expenses

	2010		2011		Increase	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
	(in thousands, except percentages)					
Research and Development Expenses	$ 28,113	11.2%	$ 31,196	15.9%	$ 3,083	11.0%

Research and development expense increased $3.1 million to $31.2 million for the year ended December 31, 2011 compared to $28.1 million for the year ended December 31, 2010. This increase was primarily due to a net increase in salaries and payroll related expenses of $0.5 million, a net increase in stock compensation expenses of $1.3 million, an increase in engineering materials of $0.5 million, a net increase in depreciation expense of $0.2 million, an increase in consulting costs of $0.4 million and an increase in software and maintenance charges of $0.2 million.

The increase in salary and payroll related expenses is primarily a result of the additional employees engaged in research and development activities associated with the development of next generation entry level products and a mid-range product line. The increase in stock compensation expenses is due to a large portion of stock awards vesting in early 2011 when the stock price was elevated compared with the prior year. The increase in engineering materials is largely the result of the timing of our engineering material purchases in conjunction with the release of our next generation of products in 2012. Consulting costs increased largely as a result of certain engineering functions being performed by consultants in India and an increase in the use of domestic engineering consultants to assist with certain strategic development projects. The increase in depreciation expense was primarily the result of additional capital expenditures for our Longmont engineering labs.

Sales and Marketing Expenses

	2010		2011		Increase	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
			(in thousands, except percentages)			
Sales and Marketing Expenses	$ 11,837	4.7%	$ 13,225	6.8%	$ 1,388	11.7%

Sales and marketing expense increased $1.4 million to $13.2 million for the year ended December 31, 2011 compared to $11.8 million for the year ended December 31, 2010. This increase was primarily due to an increase in commissions and bonuses of $0.6 million, a net increase in stock compensation expenses of $0.2 million, an increase in bank fees of $0.3 million, an increase in travel expenses of $0.1 million, and other miscellaneous net increases of $0.5 million. These increases were partially offset by a decrease in customer-related evaluation product expenses of $0.3 million.

The increase in commissions and bonuses is due to better performance against sales goals. The net increase in stock compensation expenses is due to a new stock bonus plan in 2011 and an overall increase in awards. The net increase in salary and payroll related expenses is primarily a result of additional employees engaged in sales and marketing activities as a result of an increase in the number of sales territories we support and the continued expansion of our channel program. The increase in travel expenses was primarily the result of an increase in sales team employees and customer visits. The increase in bank fees is for credit card merchant fees assessed for one customer that pays by credit card. The decrease in customer-related evaluation product expenses is due to new product releases in 2010.

General and Administrative Expenses

	2010		2011		Decrease	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
			(in thousands, except percentages)			
General and Administrative Expenses	$ 9,162	3.6%	$ 8,506	4.3%	$ (656)	(7.2)%

General and administrative expenses decreased $0.7 million to $8.5 million for the year ended December 31, 2011 compared to $9.2 million for the year ended December 31, 2010. This decrease was primarily attributable to a decrease in salary and payroll related expenses of $0.4 million, a reduction in consulting fees of $0.5 million, a net reduction in other miscellaneous expenses of $0.6 million and a reduction in accounting, legal and advisory fees of $0.2 million. These decreases were partially offset by an increase in stock compensation related expenses of $0.8 million and an increase in bad debt expenses of $0.2 million.

The change in accounting, legal and advisory fees was primarily the result of negotiating lower fees with our service providers. The reduction in salary and payroll related expenses primarily was attributable to a reduction in salaries mandated by executive management that were in effect for part of 2010 and for all of 2011. Consulting fees were elevated in 2010 compared with 2011, as the company made the conscious decision in 2010 to hire temporary labor instead of full-time employees anticipating the move from Carlsbad, California to Longmont, Colorado.

Restructuring Charge (Recovery)

	2010		2011		Decrease	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
			(in thousands, except percentages)			
Restructuring Charge (Recovery)	$ 2,089	0.8%	$ 668	0.3%	$ (1,421)	(68.0)%

In December 2008, our management approved, committed to, and initiated a restructuring plan, or the 2008 Plan, to improve efficiencies in our operations, which was largely driven by our plan to consolidate our facility in Carlsbad, California into the Longmont, Colorado facility.

In the second quarter of 2010, our management approved, committed to, and initiated a restructuring and cost reduction plan, or the 2010 Plan, to better align our resources in order to lower our breakeven point. The 2010 Plan included severance and related costs for the reduction of approximately 10% of our workforce, and fees associated with the acceleration of the closure of our Carlsbad, California facility. For the year ended December 31, 2010, we incurred severance and related costs of $0.6 million related to both our 2008 Plan and 2010 Plan. We also incurred contract termination costs of $1.5 million for the year ended December 31, 2010, primarily for facility lease and other associated costs that we continued to incur without economic benefit and due to revisions to our assumptions regarding the timing and amount of tenant sublease income under both our 2008 Plan and 2010 Plan.

The $0.7 million restructuring expense for the year ended December 31, 2011 is primarily related to management's determination that sublease rental income anticipated on the Carlsbad, California facility would not materialize, and the associated write-off of that expected rental income.

See Note 8 of Notes to Consolidated Financial Statements for more details regarding our restructuring activities.

Other Income (Expense), net

	2010		2011		Decrease	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
	(in thousands, except percentages)					
Other Income (Expense), net	$ (3)	—%	$ (23)	—%	$ (20)	(666.7)%

Other income (expense), net consists of interest income on our cash and cash equivalents, interest expense related to our note payable and other miscellaneous items.

Income Taxes

We recorded an income tax provision of $0.1 million for the year ended December 31, 2011 and an income tax provision of $0.2 million for the year ended December 31, 2010. The provision for income taxes in both years primarily represents state, local and foreign taxes.

Loss From Discontinued Operations

	2010		2011		Increase	% Change
	Amount	% of Net Revenue	Amount	% of Net Revenue		
	(in thousands, except percentages)					
Loss From Discontinued Operations	$ (6,019)	(2.4)%	$ (13,560)	(6.9)%	$ (7,541)	125.3%

Loss from discontinued operations increased $7.5 million to $13.6 million for the year ended December 31, 2011 compared to $6.0 million for the year ended December 31, 2010. The increase in losses was due to the following factors:

- A decrease in gross profit of $2.3 million, primarily driven by an increase of $1.0 million in revenue and an increase of $3.3 million in cost of goods sold; the increase in cost of goods sold was primarily a result of a $2.9 million intangible impairment charge in 2011.
- An increase in operating expenses, primarily consisting of an increase in research and development expense of $0.9 million, an increase in sales and marketing expense of $0.3 million, and an impairment of goodwill of $4.1 million recorded in 2011, partially offset by a decrease in general and administrative expense of $0.1 million, including restructuring costs. Operating expenses from discontinued operations increased primarily due to a $0.9 million increase in salaries and payroll related expenses and a $0.2 million increase in depreciation expense.

All of the above are a result of activity related to our AssuredUVS business located at our Israel Technology Development Center. See Note 4 of Notes to Consolidated Financial Statements for more details regarding our discontinued operations.

A decline in our ITC reporting unit's AssuredUVS customer base resulted in a significant decline in actual and planned earnings and we determined it was "more-likely-than-not" that the ITC reporting unit was worth less than its carrying value. As a result we tested goodwill related to our ITC reporting unit for impairment as of September 30, 2011, and determined that the carrying value of goodwill was impaired. We performed the second step of the goodwill impairment test to measure the amount of the impairment resulting in the recognition of an impairment to goodwill of $4.1 million for the year ended December 31, 2011.

Liquidity and Capital Resources

The primary drivers affecting cash and liquidity are net losses, working capital requirements and capital expenditures. Historically, the payment terms we have had to offer our customers have been relatively similar to the terms received from our creditors and suppliers. We typically bill customers on an open account basis subject to our standard credit quality and payment terms ranging between net 30 and net 45 days. If our net revenue increases, it is likely that our accounts receivable balance will also increase. Conversely, if our net revenue decreases, it is likely that our accounts receivable will also decrease. Our accounts receivable could increase if customers, such as large OEM customers, delay their payments or if we grant them extended payment terms. Our accounts payable also increase or decrease in connection with changes in volumes as well as our cash conservation strategies.

As of December 31, 2012, we had $40.3 million of cash and cash equivalents and $34.3 million of working capital compared to $46.2 million of cash and cash equivalents and $41.4 million of working capital as of December 31, 2011. The decrease in cash and cash equivalents is further described below.

Cash equivalents include highly liquid investments purchased with a weighted average maturity of 90 days or less and consist principally of short term money market mutual funds. As of December 31, 2012, $4.5 million of the $40.3 million of cash, cash equivalents, and marketable securities was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., we could be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2012 was $2.4 million compared to net cash provided by operating activities of $2.2 million for the year ended December 31, 2011. The operating activities that affected cash consisted of a net loss, which totaled $15.0 million and $22.0 million for the years ended December 31, 2012 and 2011, respectively, in addition to the factors discussed below.

The adjustments to reconcile net loss to net cash provided by operating activities of continuing operations for the year ended December 31, 2012 for items that did not affect cash consisted of depreciation and amortization of $3.5 million, long-lived asset impairment charges of $1.6 million, loss on the write off of fixed assets related to our ITC business of $0.2 million, and stock-based compensation expense of $3.7 million.

Cash flows from operations reflects the positive impact of $6.6 million related to a decrease in accounts receivable, which was primarily due to a decrease in the number of days sales outstanding, which decreased from 62 days at December 31, 2011 to 50 days at December 31, 2012. Cash flows from operations also reflects the positive impact of $1.7 million related to an overall decrease in prepaid expenses and other assets at December 31, 2012, which was primarily due to payments received from a material component supplier in relation to certain failed power supply units. Deferred revenue had a $2.0 million positive impact to cash from operations due to royalty payments received related to a long-term software contract. Cash flows from operations also reflect the impact of $2.7 million related to an overall increase in other long-term liabilities, primarily due to increased deferred rents on our facility lease in Longmont, CO. Additionally, there was a small change in inventory that resulted in a positive impact to cash flows of $0.2 million.

Cash flows from operations reflect a negative impact of $7.5 million, due to the pay down of our accounts payable balance which is also reflected in our days payable outstanding which decreased from 75 days at December 31, 2011 to 62 days at December 31, 2012. Accrued compensation and other expenses negatively impacted the cash from operations by $1.5 million due to settling a large invoice for software licenses and payments on a settlement with a material customer related to failed power supply units. Cash flows from operations also include a decrease in our restructuring accrual of $1.0 million which is due primarily to payments related to shutting down the Israel Technology Development Center and continued payments related to our 2008 Plan and 2010 Plan contractual commitments.

Investing Activities

Cash used in investing activities for the year ended December 31, 2012 was approximately $6.1 million compared to $2.5 million for the year ended December 31, 2011. Cash used in investing activities for the year ended December 31, 2012 was due to purchases of property and equipment primarily associated with test and other equipment used by our contract manufacturing partners in the production of our products and for equipment used in our Longmont, Colorado engineering laboratories.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2012 was approximately $2.9 million compared to $0.6 million for the year ended December 31, 2011. Cash provided by financing activities for the year ended December 31, 2012 was primarily due to $2.8 million of net borrowings under the Silicon Valley Bank line of credit and the sale of stock to employees under our employee stock plans of approximately $0.8 million, which was offset by tax liability payments of $0.6 million made by Dot Hill associated with employee equity awards and $0.1 million for the remaining pay down of our note payable associated with our 2008 acquisition of certain intangible assets from Ciprico.

Based on current macro-economic conditions and conditions in the state of the data storage systems markets, our own organizational structure and our current outlook, we presently expect our cash and cash equivalents will be sufficient to fund our operations, working capital and capital requirements for at least the next 12 months. However, our capital resources could be negatively impacted by unforeseen future events.

Our standard warranty provides that if our systems do not function to published specifications, we will repair or replace the defective component or system without charge generally for a period of approximately three years. We generally extend to our customers the warranties provided to us by our suppliers, and accordingly, the majority of our warranty obligations to customers are typically intended to be covered by corresponding supplier warranties. For warranty costs not covered by our suppliers, we provide for estimated warranty costs in the period the revenue is recognized. There can be no assurance that our suppliers will continue to provide such warranties to us in the future or that our warranty obligations to our customers will be covered by corresponding warranties from our suppliers, the absence of which could have a material effect on our financial statements. Estimated liabilities for product warranties are included in accrued expenses.

In October 2009, we discovered a quality issue associated with certain power supply devices provided by a long-term component supplier, which resulted in a higher than expected level of power supply failures to us and our customers. While we were able to promptly identify and resolve the cause of the failures, we are required to provide replacement products or make repairs to the affected power supply units that had been sold between March and October 2009. Through June 30, 2011, our component supplier had repaired all of the faulty power supplies at no cost to us and reimbursed us for our out-of-pocket costs, which has constituted a reimbursement to customers for certain out-of-pocket costs they incurred in connection with these power supply failures. The total amount reimbursed to us by our component supplier approximated $1.0 million through June 30, 2011.

In the second and third quarters of 2011, a material customer provided us with a framework estimating the potential claims precipitated by the power supply failures. As previously disclosed, the customer's preliminary framework of potential claims provided to us included additional costs related to the customer's internal overhead for other internal indirect costs, in addition to third-party direct costs. Based on preliminary discussions for settlement and our analysis of the framework provided by the customer, including future potential claims through the warranty period, we estimated that we had incurred a probable loss of approximately $2.8 million. Consequently, in addition to the $1.3 million previously recognized as of June 30, 2011, we recorded an estimated liability of $1.5 million as of September 30, 2011 within "Accrued expenses" on our condensed consolidated balance sheet.

Negotiations continued with our customer throughout the fourth quarter of 2011 into the first half of 2012. Based on the results of ongoing negotiations with the material customer, we increased our estimated liability at December 31, 2011 to $5.5 million, resulting in a charge of $2.7 million during the fourth quarter of 2011 within "Accrued expenses" on our condensed consolidated balance sheet, gross of any third-party recoveries.

A final settlement with this material customer was reached during the second quarter of 2012. The terms of the agreement required an immediate payment of $2.0 million and an estimated remaining liability of approximately $1.8 million as of December 31, 2012, a portion of which relates to future price concessions and rebates based on sales volumes through December 31, 2012. The remaining portion relates to costs for extension of warranty coverage on these units. While our estimated liability relating to failed power supply units is subject to some uncertainty, based on our current expectation of sales volumes with this material customer, we do not believe the incurrence of an additional loss is either probable or reasonably possible at this time.

During the second quarter of 2011, based on the advice of legal counsel, we established that our component supplier is contractually obligated to reimburse us for fair and reasonable costs we incur with our customers associated with these power supply failures. Our component supplier had continued to re-work and distribute to our customer the affected population of power supplies at no cost to us. In addition, at the time, our collection experience with similar amounts already reimbursed to us by our supplier and our belief that our component supplier and its parent companies had the financial ability to continue to reimburse us for any additional costs we may incur, we recorded a current asset within "Prepaid expenses and other assets" on our consolidated balance sheet of $1.3 million as of June 30, 2011.

During the third quarter of 2011, as the claims from our customer became clearer, we commenced negotiations with our component supplier for fair and reasonable costs that we have and are likely to incur through the warranty period associated with this component failure. Originally we determined that the supplier was unlikely to make an up-front cash payment for the original settlement amount of $1.3 million, but it indicated a willingness to provide some form of reimbursement for costs incurred, in the form of cash and/or note receivable of $0.5 million plus future product rebates. Based on our judgment at the time, we reduced the previously recorded current asset of $1.3 million within "Prepaid expenses and other assets" to $0.5 million as of September 30, 2011. We continued to negotiate this settlement with our supplier and during the second quarter of 2012, the supplier signed a final settlement agreement providing for additional reimbursements above what was recognized as of September 30, 2011. Pursuant to the settlement, the supplier agreed to cash consideration of $1.2 million, of which we received $0.9 million subsequent to the signing of the settlement agreement, with the remaining $0.3 million to be received in quarterly installments during 2013. Additionally, our supplier committed to product rebates and/or price concessions on product orders for a period of 39 months from the execution of the settlement agreement, in return for our agreement to release our supplier from all obligations relating to the power supply failures known by us to date. This agreement is not subject to any required future purchases.

In addition, we have commenced discussions with our General Liability and Errors and Omissions Insurance and underwriters and will continue to pursue our rights to cover any damages we incur and that are not reimbursed by our supplier. The insurance company has issued a reservation of rights letter to us and at this time, it is not possible to estimate to what extent the residual amounts, if any, we will be covered by our carrier. As of December 31, 2012 we have not assumed or recorded any insurance reimbursement.

During September 2011, our primary AssuredUVS customer became delinquent on the settlement of its payables to us and upon our investigation it became evident that its financial resources were limited. It also informed us that it was changing its strategy, which would result in a significant decline in revenue for the Company, and we determined that the reporting unit was less than its carrying value. The impairment of the goodwill related to the reporting unit is now reported in discontinued operations (see Note 4), since we have ceased all ongoing operational activities as of December 31, 2012.

The actual amount and timing of working capital and capital expenditures that we may incur in future periods may vary significantly and will depend upon numerous factors, including the timing and extent of net revenue and expenditures from our core business and strategic investments, the overall level of net profits or losses, our ability to manage our relationships with our contract manufacturers, the potential growth or decline in inventory to support our customers, costs associated with product quality issues and the recovery, if any, of such costs from a supplier, the status of our relationships with key customers, partners and suppliers, the timing and extent of the introduction of new products and services, growth in operations and the economic environment. In addition, the actual amount and timing of working capital will depend on our ability to maintain payment terms with our suppliers consistent with the credit terms of our customers. For example, if Foxconn, our major contract manufacturing partner, were to shorten our payment terms with them, or if HP were to lengthen their payment terms with us, our financial condition could be harmed.

We maintain a credit facility with Silicon Valley Bank for cash advances and letters of credit of up to an aggregate of $30 million based upon an advance rate dependent on certain concentration limits within eligible accounts receivable. These limitations exclude certain eligible customer receivables if an individual customer account balance exceeds 25, 50 or 85 percent of the total eligible accounts receivable, depending on the customer, as defined by our Loan and Security Agreement with Silicon Valley Bank. Borrowings under the credit facility bear interest at the prime rate, which was 4% at December 31, 2012, and are secured by substantially all of our accounts receivable, deposit and securities accounts. The agreement provides for a negative pledge on our inventory and intellectual property, subject to certain exceptions, and contains usual and customary covenants for an arrangement of its type, including an obligation that we maintain at all times a net worth, as defined in the agreement, of $50 million (subject to certain increases). The agreement also includes provisions to increase the financing facility by $20 million subject to our meeting certain requirements, including $40 million in borrowing base for the immediately preceding 90 days, and Silicon Valley Bank locating a lender willing to finance the additional facility. In addition, if our cash and cash equivalents net of the total amount outstanding under the credit facility fall below $20 million (measured on a rolling three-month basis), the interest rate will increase to prime plus 1% and additional restrictions will apply. Our credit facility also provides for a cash management services sublimit under the revolving credit line of up to $0.3 million.

During the second quarter of 2012, we amended our credit agreement with Silicon Valley Bank. The amendment extends the maturity date to July 21, 2015 and amended certain other terms of the credit agreement, which we do not believe significantly impacts our financial position. As of December 31, 2012 we had no outstanding letters of credit and there was $2.8 million outstanding under the Silicon Valley Bank line of credit. There was $16.8 million available for borrowing under the agreement as of December 31, 2012.

The following table summarizes our contractual obligations as of December 31, 2012 (in thousands).

Contractual Obligations	Total	2013	2014	2015	2016	2017	Thereafter
Operating lease obligations	$ 6,530	$ 1,301	$ 1,232	$ 1,224	$ 1,130	$ 1,155	$ 488
Inventory-related purchase obligations	21,753	21,753	—	—	—	—	—
Other purchase obligations	—	—	—	—	—	—	—
Credit facility borrowings	2,800	2,800	—	—	—	—	—
Total	$ 31,083	$ 25,854	$ 1,232	$ 1,224	$ 1,130	$ 1,155	$ 488

We lease office space, equipment and automobiles under non-cancelable operating leases, which expire at various dates through May, 2018. For purposes of the table above, the operating lease obligations exclude common area maintenance, real estate taxes and insurance expenses.

Inventory related purchase obligations represent contractual purchase commitments to our suppliers for certain components in order to ensure supply of select key components at the most favorable pricing.

Other purchase obligations represent purchase commitments made in the ordinary course of business.

In addition to the amounts shown in the table above, $0.9 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled.

Off — Balance Sheet Arrangements

At December 31, 2012, we did not have any relationship with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance variable interest, or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving non-exchange traded contracts. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have relationships and transactions with persons and entities that derive benefits from their non-independent relationship with us or our related parties except as disclosed herein.

We enter into indemnification agreements with third parties in the ordinary course of business that generally require us to reimburse losses suffered by the third party due to various events, such as lawsuits arising from patent or copyright infringement. These indemnification obligations are considered off-balance sheet arrangements under accounting guidance. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, we have not incurred material costs as a result of obligations under these agreements.

Recent Accounting Pronouncements

Please see Note 1 of the Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We place our cash equivalents with high-credit-quality financial institutions, investing primarily in money market accounts. We have established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. Our investment strategy generally results in lower yields on investments but reduces the risk to principal in the short term prior to these funds being invested in our business. Our interest income is sensitive to changes in the general level of interest rates. In this regard, changes in interest rates can affect the interest earned on our cash equivalents. A 10% unfavorable change in the interest rate would not significantly impact our December 31, 2012 financial statements.

We have a line of credit agreement, which accrues interest on any outstanding balances at the prime rate. As of December 31, 2012, there was $2.8 million outstanding under this line. As we make borrowings under this line, we are exposed to interest rate risk on such debt.

Indicated changes in interest rates are based on hypothetical movements and are not necessarily indicative of the actual results that may occur. Future earnings and losses will be affected by actual fluctuations in interest rates.

Foreign Currency Exchange Rate Risk

We conduct a portion of our business in currencies other than the U.S. dollar, the currency in which our consolidated financial statements are reported. The most significant foreign currencies that subjected us to foreign currency exchange rate risk for the year ended December 31, 2012 were the Euro, British Pound, and the Japanese Yen. Correspondingly, our operating results could be adversely affected by foreign currency exchange rate volatility relative to the U.S. dollar. Although we continue to evaluate strategies to mitigate risks related to the effect of fluctuations in currency exchange rates, we will likely continue to recognize gains or losses from international transactions and foreign currency changes. Although foreign currency transaction gains and losses have not historically been significant, we incurred $0.5 million in foreign currency gains during the year ended December 31, 2012, primarily resulting from the re-measurement process of certain of our foreign subsidiaries that maintain their books of record in a currency other than the functional currency. Future changes in foreign currency rates could adversely impact our financial statements. A 10% unfavorable change in exchange rates would result in foreign currency losses of approximately $1.6 million.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is incorporated by reference from the financial statements beginning on page F-1 of this annual report on Form 10-K.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on management's evaluation (with the participation of our chief executive officer and chief financial officer), as of the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Management assessed our internal control over financial reporting as of December 31, 2012, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, Deloitte and Touche LLP, independently assessed the effectiveness of the company's internal control over financial reporting, as stated in their attestation report, which is included at the end of Part II of this Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dot Hill Systems Corp. and subsidiaries
Longmont, Colorado

We have audited the internal control over financial reporting of Dot Hill Systems Corp. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 18, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the presentation of discontinued operations.

/s/ Deloitte & Touche LLP

Denver, Colorado
March 18, 2013

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Some of the information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2013 annual meeting of stockholders under the headings "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance." Other information required by this item is incorporated by reference to Item 1 of Part I of this annual report on Form 10-K under the heading "Named Executive Officers and Key Employees of the Registrant."

We have adopted a code of ethics that applies to our principal executive officer and principal financial officer, who is also our principal accounting officer. This code of ethics is incorporated in our code of business conduct and ethics that applies to all of our officers, directors and employees. A copy of our code of business conduct and ethics is available on our web site at www.dothill.com. We intend to satisfy the SEC's disclosure requirements regarding amendments to, or waivers of, the code of business conduct and ethics by posting such information on our web site. A paper copy of our code of business conduct and ethics may be obtained free of charge by writing to our Investor Relations Department at our principal executive office.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2013 annual meeting of stockholders under the headings "Executive Compensation," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the heading "Security Ownership of Certain Beneficial Owners and Management" in our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2013 annual meeting of stockholders is incorporated by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth our equity securities authorized for issuance under equity compensation plans as of December 31, 2012.

Stock Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance
2000 EIP	4,039,203	$ 4.22	—
2009 EIP	4,362,924	$ 1.79	4,573,892
2000 ESPP	Not Applicable	Not Applicable	1,867,481
2000 NEDSOP	550,000	$ 2.52	343,124
Total	8,952,127	$ 2.93	6,784,497

All of our equity compensation plans have been approved by our stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2013 annual meeting of stockholders under the headings "Election of Director(s)," "Transactions with Related Persons" and "Policies and Procedures with Respect to Related Party Transactions."

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2013 annual meeting of stockholders under the heading "Ratification of Selection of Independent Auditors."

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as part of this report:

(1) Financial statements:

The consolidated balance sheets as of December 31, 2011 and 2012, and the consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the years ended December 31, 2010, 2011 and 2012, together with notes thereto included elsewhere in this annual report on Form 10-K are incorporated herein by reference.

(2) All other schedules have been omitted from this annual report on Form 10-K because they are not applicable or because the information required by any applicable schedule is included in the consolidated financial statements or the notes thereto.

(3) Exhibits:

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of February 23, 2004, by and among Dot Hill Systems Corp., DHSA Corp., Chaparral Network Storage, Inc., and C. Timothy Smoot, as Stockholders' Representative.(1)
2.2	Amended and Restated Asset Purchase and Technology License Agreement dated September 17, 2008 by and between Dot Hill Systems Corp. and Ciprico Inc.(2)
3.1	Certificate of Incorporation of Dot Hill Systems Corp.(3)
3.2	Amended and Restated By-laws of Dot Hill Systems Corp.(4)
4.1	Certificate of Incorporation Dot Hill Systems Corp.(3)
4.2	Amended and Restated By-laws of Dot Hill Systems Corp.(4)
4.3	Form of Common Stock Certificate.(5)
4.4	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on May 19, 2003.(6)
4.5	Form of Rights Certificate.(6)
4.6	Warrant to Purchase Shares of Common Stock dated January 4, 2008.(8)
10.1	Rights Agreement dated as of May 19, 2003 by and between Dot Hill Systems Corp. and American Stock Transfer and Trust Company.(6)
10.2	2000 Amended and Restated Equity Incentive Plan.(9)†
10.3	2009 Equity Incentive Plan, as amended.(33)†
10.4	Form of Stock Option Agreement (Incentive and Non-statutory Stock Options) used in connection with the 2000 Amended and Restated Equity Incentive Plan.(9)†
10.5	Form of Stock Option Grant Notice used in connection with the 2000 Amended and Restated Equity Incentive Plan.(9)†
10.6	Amended and Restated 2000 Employee Stock Purchase Plan.(10)†
10.7	Amended and Restated 2000 Non-Employee Directors' Stock Option Plan.(11)†
10.8	Form of Stock Option Agreement used in connection with the 2000 Non-Employee Directors' Stock Option Plan.(12)†
10.9	Amended and Restated Employment Agreement between Dot Hill Systems Corp. and Dana Kammersgard, effective as of December 18, 2008.(13)†
10.10	Amended and Restated Employment Agreement between Dot Hill Systems Corp. and Hanif I. Jamal, effective as of March 16, 2009.(31)†
10.11	Description of 2008 Executive Compensation Plan.(14)†
10.12	Description of Amended and Restated Policy for Director Compensation.(15)†
10.13	Form of Indemnity Agreement.(16)
10.14	Lease Agreement by and between Dot Hill Systems Corp. and Equastone 2200 Faraday, LLC effective as of September 1, 2005 and dated as of September 16, 2005.(17)
10.15	Lease Agreement by and between Dot Hill Systems Corp. and Circle Capital Longmont LLC as of April 12, 2007.(18)
10.16	Loan and Security Agreement dated August 1, 2008 by and between Dot Hill Systems Corp. and Silicon Valley Bank.(19)
10.17	Manufacturing Agreement between Dot Hill Systems Corp. and Flextronics Corporation dated May 20, 2002.(20)*

10.18	Amendment to Manufacturing Agreement between Dot Hill Systems Corp. and Solectron Corporation dated April 5, 2005.(21)*
10.19	Second Amendment to Manufacturing Agreement dated September 16, 2005 between Dot Hill Systems Corp. and Solectron Corporation.(22)*
10.20	Second Award Letter dated September 16, 2005 between Dot Hill Systems Corp. and Solectron Corporation. (22)*
10.21	Manufacturing Agreement by and among Dot Hill Systems Corp., MiTAC International Corporation and SYNNEX Corporation dated February 20, 2007.(23)*
10.22	Manufacturing and Purchase Agreement dated September 24, 2008 by and between Dot Hill Systems Corp. and Hon Hai Precision Industry LTD.(2)*
10.23	Amended and Restated Technology License Agreement, dated as of October 29, 2010 among NetApp, Inc., NetApp Holding and Manufacturing B.V. and Dot Hill Systems Corp.(32)*
10.24	Product Purchase Agreement dated September 10, 2007 by and between Dot Hill Systems Corp. and Hewlett-Packard Company.(29)*
10.25	Amendment One to Product Purchase Agreement dated January 4, 2008, by and between Dot Hill Systems Corp. and Hewlett-Packard Company.(29)*
10.26	Amendment Eight to Product Purchase Agreement dated September 30, 2008 by and between Dot Hill Systems Corp. and Hewlett Packard Company.(2)*
10.27	Patent Cross License dated December 29, 2005 between Dot Hill Systems Corp. and International Business Machines Corporation.(26)*
10.28	Amended Settlement and License Agreement dated October 5, 2006 by and between Dot Hill Systems Corp. and Crossroads, Inc.(30)*
10.29	Amendment to Lease Agreement by and between Dot Hill Systems Corp. and Circle Capital Longmont LLC as of April 12, 2007. (34)
10.30	Amendment Twelve to Product Purchase Agreement dated September 10, 2007 by and between Dot Hill Systems Corp. and Hewlett-Packard Company. (34)*
10.31	Third Amendment to Loan and Security Agreement dated June 22, 2012 by and between Dot Hill Systems Corp. and Silicon Valley Bank. (35)
10.32	First Amendment to Lease Agreement by and between Dot Hill Systems Corp. and DL Faraday L.P. as of July 24, 2012.(36)
21.1	Subsidiaries of Dot Hill Systems Corp.(7)
23.1	Consent of Deloitte & Touche LLP
24.1	Power of Attorney. Reference is made to the signature page hereto.
31.1	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

† Indicates management or compensatory plan or arrangement.
* Confidential treatment has been granted by, or requested from, the SEC.

Dot Hill's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K have a Commission File Number of 001-13317.

(1) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 24, 2004 and incorporated herein by reference.
(2) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and incorporated herein by reference.
(3) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference.
(4) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 26, 2007 and incorporated herein by reference.
(5) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference.
(6) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on May 19, 2003 and incorporated herein by reference.
(7) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.
(8) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 7, 2008 and incorporated herein by reference.
(9) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 23, 2000 and incorporated herein by reference.
(10) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on June 19, 2009 and incorporated herein by reference.
(11) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference.
(12) Filed as an exhibit to our Registration Statement on Form S-8 (No. 333-43834) and incorporated herein by reference.
(13) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 24, 2008 and incorporated herein by reference.
(14) Filed as item 5.02(e) of our Current Report on Form 8-K filed with the SEC on April 3, 2008 and incorporated herein by reference.
(15) Incorporated herein by reference to the description contained in our Current Report on Form 8-K filed with the SEC on July 29, 2005.
(16) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 13, 2005 and incorporated herein by reference.
(17) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 21, 2005 and incorporated herein by reference.
(18) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on April 16, 2007 and incorporated herein by reference.
(19) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 5, 2008 and incorporated herein by reference.
(20) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.
(21) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.
(22) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.
(23) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference.
(24) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 4, 2009 and incorporated herein by reference.
(25) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference.
(26) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.
(27) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 7, 2011 and incorporated herein by reference.
(28) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and incorporated herein by reference.

(29) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and incorporated herein by reference.

(30) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference.

(31) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on March 20, 2009 and incorporated herein by reference.

(32) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated herein by reference.

(33) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and incorporated herein by reference.

(34) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and incorporated herein by reference.

(35) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on June 27, 2012 and incorporated herein by reference.

(36) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dot Hill Systems Corp.

Date: March 18, 2013

By: /S/ DANA W. KAMMERSGARD

Dana W. Kammersgard
Chief Executive Officer, President and Director
(Principal Executive Officer)

Date: March 18, 2013

By: /S/ HANIF I. JAMAL

Hanif I. Jamal
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dana W. Kammersgard and Hanif I. Jamal, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/S/ DANA W. KAMMERSGARD **Dana W. Kammersgard**	Chief Executive Officer, President and Director (Principal Executive Officer)	March 18, 2013
/S/ HANIF I. JAMAL **Hanif I. Jamal**	Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer)	March 18, 2013
/S/ CHARLES CHRIST **Charles Christ**	Chairman of the Board of Directors	March 18, 2013
/S/ TOM MARMEN **Tom Marmen**	Director	March 18, 2013
/S/ RICHARD MEJIA JR **Richard Mejia, Jr.**	Director	March 18, 2013
/S/ BARRY RUDOLPH **Barry Rudolph**	Director	March 18, 2013
/S/ RODERICK M. SHERWOOD III **Roderick M. Sherwood III**	Director	March 18, 2013
/S/ DEBBIE TIBEY **Debbie Tibey**	Director	March 18, 2013

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dot Hill Systems Corp. and subsidiaries
Longmont, Colorado

We have audited the accompanying consolidated balance sheets of Dot Hill Systems Corp. and subsidiaries (the "Company") as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dot Hill Systems Corp. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the accompanying 2011 and 2010 financial statements have been retrospectively adjusted for discontinued operations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Denver, Colorado
March 18, 2013

DOT HILL SYSTEMS CORP.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2012
(In thousands, except par value data)

	December 31,	
	2011	2012
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 46,168	$ 40,315
Accounts receivable, net	31,697	25,025
Inventories	5,251	5,037
Prepaid expenses and other assets	7,896	5,810
Total current assets	91,012	76,187
Property and equipment, net	4,972	7,147
Intangible assets, net	2,601	—
Other assets	294	603
Total assets	$ 98,879	$ 83,937
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 31,434	$ 22,659
Accrued compensation	5,049	4,863
Accrued expenses	10,860	8,325
Deferred revenue	883	2,889
Restructuring accrual	1,328	365
Credit facility borrowings	—	2,800
Current portion of long-term note payable	71	—
Total current liabilities	49,625	41,901
Other long-term liabilities	552	3,261
Total liabilities	50,177	45,162
Commitments and Contingencies (Note 14)		
Stockholders' Equity:		
Preferred stock, $.001 par value, 10,000 shares authorized, zero shares issued and outstanding at December 31, 2011 and 2012	—	—
Common stock, $.001 par value, 100,000 shares authorized, 57,699 and 58,265 shares issued and outstanding at December 31, 2011 and 2012, respectively	58	58
Additional paid-in capital	321,681	326,575
Accumulated other comprehensive loss	(3,662)	(3,533)
Accumulated deficit	(269,375)	(284,325)
Total stockholders' equity	48,702	38,775
Total liabilities and stockholders' equity	$ 98,879	$ 83,937

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In thousands, except per share amounts)

	Year ended December 31,		
	2010	2011	2012
NET REVENUE	$ 251,838	$ 195,827	$ 194,548
COST OF GOODS SOLD	207,653	150,544	146,177
GROSS PROFIT	44,185	45,283	48,371
OPERATING EXPENSES:			
Research and development	28,113	31,196	34,199
Sales and marketing	11,837	13,225	14,133
General and administrative	9,162	8,506	9,900
Restructuring charge (recovery)	2,089	668	(205)
Total operating expenses	51,201	53,595	58,027
OPERATING LOSS	(7,016)	(8,312)	(9,656)
OTHER INCOME:			
Interest income (expense), net	(19)	16	(8)
Other income, net	16	(39)	11
Total other income (expense), net	(3)	(23)	3
LOSS BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	(7,019)	(8,335)	(9,653)
INCOME TAX EXPENSE	213	129	749
LOSS FROM CONTINUING OPERATIONS	(7,232)	(8,464)	(10,402)
LOSS FROM DISCONTINUED OPERATIONS	(6,019)	(13,560)	(4,548)
NET LOSS	$ (13,251)	$ (22,024)	$ (14,950)
NET LOSS PER SHARE:			
Loss from continuing operations	$ (0.14)	$ (0.15)	$ (0.18)
Loss from discontinued operations	(0.11)	(0.25)	(0.08)
Basic and diluted	$ (0.25)	$ (0.40)	$ (0.26)
WEIGHTED AVERAGE SHARES USED TO CALCULATE NET LOSS PER SHARE:			
Basic and diluted	53,015	54,908	56,954
COMPREHENSIVE LOSS:			
Net loss	$ (13,251)	$ (22,024)	$ (14,950)
Foreign currency translation adjustment	(145)	(78)	129
Comprehensive loss	$ (13,396)	$ (22,102)	$ (14,821)

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In thousands, except per share amounts)

	Common Stock					
	Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
Balance, January 1, 2010	48,952	$ 49	$ 303,841	$ (3,439)	$ (234,100)	$ 66,351
Shares issued in connection with acquisition	4,759	5	8,127			8,132
Common stock issued under stock plans	2,242	2	286			288
Share-based compensation expense			3,003			3,003
Foreign currency translation adjustment				(145)		(145)
Net loss					(13,251)	(13,251)
Balance, December 31, 2010	55,953	$ 56	$ 315,257	$ (3,584)	$ (247,351)	$ 64,378
Issuance of warrant to customer			1,007			1,007
Common stock issued under stock plans	1,746	2	1,026			1,028
Share-based compensation expense			4,379			4,379
Excess tax benefit			12			12
Foreign currency translation adjustment				(78)		(78)
Net loss					(22,024)	(22,024)
Balance, December 31, 2011	57,699	$ 58	$ 321,681	$ (3,662)	$ (269,375)	$ 48,702
Common stock issued (canceled) under stock plans, net	(253)	—	166			166
Common stock issued under bonus plans	819		1,005			1,005
Share-based compensation expense			3,723			3,723
Foreign currency translation adjustment				129		129
Net loss					(14,950)	(14,950)
Balance, December 31, 2012	58,265	$ 58	$ 326,575	$ (3,533)	$ (284,325)	$ 38,775

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In thousands)

	2010	2011	2012
Cash Flows From Operating Activities:			
Net loss	$ (13,251)	$ (22,024)	$ (14,950)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,032	4,755	3,527
Adjustment to contingent consideration	(144)	—	—
Provision for bad debt expense	—	203	25
Stock-based compensation expense	3,003	5,385	3,723
Issuance of warrant to customer	—	1,007	—
Long-lived assets impairment charge	—	2,928	1,647
Goodwill impairment charge	—	4,140	—
Loss on write-off of fixed assets	—	—	244
Changes in operating assets and liabilities, net of effects of business acquisition:			
Accounts receivable	(816)	3,309	6,621
Inventories	(2,938)	2,091	213
Prepaid expenses and other assets	1,702	(4,263)	1,740
Accounts payable	1,543	(92)	(7,474)
Accrued compensation and other expenses	(1,394)	6,169	(1,542)
Deferred revenue	147	(501)	2,017
Restructuring accrual	(33)	(336)	(963)
Other long-term liabilities	(946)	(571)	2,726
Net cash provided by (used in) operating activities	(9,095)	2,200	(2,446)
Cash Flows From Investing Activities:			
Purchases of property and equipment	(1,490)	(2,548)	(6,152)
Acquisition, net of cash acquired	(625)	—	—
Proceeds from sale of property and equipment	—	—	74
Net cash (used in) investing activities	(2,115)	(2,548)	(6,078)
Cash Flows From Financing Activities:			
Principal payment of note payable	(1,036)	(398)	(71)
Payments on bank borrowings	(5,800)	—	(1,800)
Proceeds from bank borrowings	5,800	—	4,600
Shares withheld for tax purposes	(477)	(422)	(590)
Proceeds from sale of stock to employees	765	1,450	756
Net cash provided by (used in) financing activities	(748)	630	2,895
Effect of Exchange Rate Changes on Cash and Cash Equivalents	116	154	(224)
Net Increase (Decrease) in Cash and Cash Equivalents	(11,842)	436	(5,853)
Cash and Cash Equivalents, beginning of period	57,574	45,732	46,168
Cash and Cash Equivalents, end of period	$ 45,732	$ 46,168	$ 40,315
Supplemental Disclosures of Non-Cash Investing and Financing Activities:			
Property and equipment acquired but not yet paid	$ 67	$ 1,540	$ 477
Common stock issued in connection with acquisition	$ 8,132	—	—
Stock payment for employee bonus plan	$ —	—	1,005
Supplemental Cash Flow Data:			
Cash paid for income taxes	$ 90	235	116

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

1. Summary of Significant Accounting Policies

Description of Business

Dot Hill Systems Corp (referred to herein as Dot Hill, we, our or us) is a provider of software and hardware storage systems for the entry and mid-range storage markets for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware, firmware and software products employing a modular system that allows end-users to add various capacity or data protection schemes as needed. Our broad range of products, from medium capacity standalone storage units to complete multi-terabyte storage area networks, or SANs, provide end-users with a cost-effective means of addressing increasing storage demands without sacrificing performance.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.

2010 and 2011 amounts in our consolidated financial statements have been retrospectively adjusted for discontinued operations. See Note 4.

Principles of Consolidation

The accompanying consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Foreign Currency Translation

For our foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated into United States dollars at period-end exchange rates. Revenues and expenses, and gains and losses, are translated at rates of exchange that approximate the rates in effect on the transaction date. Resulting translation gains and losses are recognized as a component of other comprehensive loss.

For our foreign subsidiaries that maintain their books of record in a currency other than the functional currency, the subsidiaries remeasure monetary assets and liabilities using current rates of exchange at the balance sheet date and remeasure non-monetary assets and liabilities using historical rates of exchange. Gains and losses from remeasurement for such subsidiaries are recognized currently in income as a component of general and administrative expenses.

Foreign currency translation adjustments comprise the entire amount of our accumulated other comprehensive loss at December 31, 2011 and 2012. We incurred foreign currency transaction losses of $0.2 million and $0.3 million for the years ended December 31, 2010 and 2011, respectively, and foreign currency transaction gains of $0.5 million for the year ended December 31, 2012.

Use of Accounting Estimates

The preparation of our unaudited condensed consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of net revenue and expenses in the reporting periods. The accounting estimates that require management's most significant and subjective judgments include revenue recognition, inventory valuation, recurring and specific issue warranty obligations (see Note 7), the valuation and recognition of stock-based compensation expense, and the valuation of long-lived assets, goodwill and other intangibles, as well as any other assets and liabilities acquired and accounted for under the purchase method of accounting for business combinations. In addition, we have other accounting policies that involve estimates such as the determination of useful lives of long-lived assets, the accruals for restructuring, and income taxes, including the valuation allowance for deferred tax assets. Actual results may differ from these estimates and such differences could be material.

Revenue Recognition

We derive our revenue from sales of our hardware products, software and services.

Hardware

Hardware product revenue consists of revenue from sales of our AssuredSAN storage systems which is integrated with industry standard hardware which is essential to the functionality of the integrated system product. We recognize hardware product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured. Revenue is recognized for hardware product sales upon transfer of title and risk of loss to the customer and in addition, upon installation for certain of our AssuredUVS appliance products. We record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data and other factors known at the time. If actual future returns and pricing adjustments differ from past experience and our estimates, additional revenue reserves may be required.

Software

In accordance with the specific guidance for recognizing software revenue, where applicable, we recognize revenue from perpetual software licenses at the inception of the license term assuming all revenue recognition criteria have been met. We use the relative method to allocate revenue to software licenses at the inception of the license term when vendor-specific objective evidence, or VSOE, of fair value for all unspecified software updates and enhancements related to our products through service contracts is available. We have established VSOE for the fair value of our support services as measured by the stated renewal prices paid by our customers when the services are sold separately on a standalone basis.

Specific long term software contracts may contain multiple deliverables including software licenses, services, training and post-contract support for which we have not established VSOE of fair value of any of the elements. Under specific guidance for recognizing software revenue, we begin recognizing revenue upon the delivery of all the elements except post-contract support (PCS). We defer all the direct and incremental costs related to the deliverables in these contracts until delivery of all the elements except PCS. The deferred revenue and costs are amortized over the contractual PCS support periods.

During the preparation of the Company's consolidated financial statements for the year ended December 31, 2012 and the accounting analysis for the renewal of a long-term software contract, the Company determined that it had applied an inappropriate revenue recognition methodology in 2010 and 2011 to the contract. The Company recorded revenue as royalty payments were received on this contract and should have deferred all the revenue and direct and incremental costs until all the deliverables, except PCS, were delivered in 2012.

This resulted in an overstatement of $1.4 million of revenue and $1.2 million of costs in 2010, and an overstatement of $2.8 million of revenue and $1.9 million of costs in 2011. This was corrected in the fourth quarter of 2012, and the net out-of-period impact of these adjustments was $1.1 million, consisting of a reduction of revenue and research and development costs of $4.2 million and $3.1 million, respectively.

Service

Our service revenue primarily includes out-of-warranty repairs and product maintenance contracts. Out-of warranty repairs primarily consist of product repair services performed by our contract manufacturers for those customers that allowed their original product warranty to expire without purchasing one of our higher level support service plans. Revenue from these out-of-warranty repairs, and the associated cost of sales, is recognized in the period these services are provided. Service revenue also consists of product maintenance contracts purchased by our customers as an extension of our standard warranty. Revenue from our product maintenance contracts is deferred and recognized ratably over the contract term, generally 12 to 36 months. Net revenue derived from services was less than 10% of total revenue for all periods presented.

Revenue Recognition for Arrangements with Multiple Deliverables

For multi-element arrangements that include hardware products containing software essential to the hardware product's functionality, undelivered software elements that relate to the hardware product's essential software, and undelivered non-software services, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, we use a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) VSOE of fair value, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of the selling price, or ESP. VSOE generally exists only when we sell the deliverable separately and represents the actual price charged by us for that deliverable. ESPs reflect our best estimates of what the selling prices of elements would be if they were sold regularly on a standalone basis.

From time to time, we enter into arrangements with customers that include acceptance criteria. In such instances, we defer all revenue on the arrangement until customer acceptance is obtained or the acceptance clause lapses.

Revenue Recognition for Sales to Channel Partners

On sales to channel partners, we evaluate whether fees are considered fixed or determinable by considering a number of factors, including our ability to estimate returns, payment terms and our relationship and past history with the particular channel partner. If fees are not considered fixed or determinable at the time of sale to a channel partner, revenue recognition is deferred until there is persuasive evidence indicating the product has sold through to an end-user. Persuasive evidence of sell-through may include reports from channel partners documenting sell-through activity or data indicating an order has shipped to an end-user.

Deferred Revenue

We defer revenue on upfront nonrefundable payments from our customers and recognize it ratably over the term of the agreement, unless the payment is in exchange for products delivered that represent the culmination of a separate earnings process. When we provide consideration to a customer, we recognize the value of that consideration as a reduction in net revenue. We may be required to maintain inventory with certain of our largest OEM customers, which we refer to as hubbing arrangements. Pursuant to these arrangements we deliver products to a customer or a designated third-party warehouse based upon the customer's projected needs, but do not recognize product revenue unless and until the customer has removed our product from the warehouse to incorporate into its end products.

We report taxes collected from customers on behalf of governmental authorities on a net basis (excluded from revenues).

Advertising Costs

We expense advertising costs in the period incurred. Advertising expense is included as a component of sales and marketing expense. Advertising expense was $1.1 million, $1.2 million and $1.2 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Shipping and Handling

Cost related to the shipping and handling of our products is included in cost of goods sold for all periods presented.

Research and Development

Research and development costs are expensed as incurred. In conjunction with the development of our products, we incur certain software development costs. No costs have been capitalized because the period between achieving technological feasibility and completion of such software is relatively short and software development costs qualifying for capitalization have been insignificant.

Stock-Based Compensation

Stock-based compensation expense for all share-based payment awards granted is determined based on the grant-date fair value. We recognize these compensation costs net of an estimated forfeiture rate, and recognize compensation cost only for those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the share-based payment awards. We estimate forfeiture rates based on our historical experience.

Income Taxes

We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Cash and Cash Equivalents

We classify investments as cash equivalents if they are readily convertible to cash and have average maturities of three months or less at the time of acquisition. Cash and cash equivalents consist primarily of mutual money market funds issued or managed in the United States. At December 31, 2011 and 2012, the carrying value of cash and cash equivalents approximates fair value due to the short period of time to maturity.

As of December 31, 2012, $4.5 million of the $40.3 million of cash, cash equivalents, and marketable securities was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., we will be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives: machinery and equipment, furniture, fixtures and computer software, 3-5 years; leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the terms of the leases. Significant improvements to our property and equipment are capitalized while expenditures for maintenance and repairs are charged to expense in the period incurred.

The components of property and equipment consist of the following as of December 31, (in thousands):

	2011	2012
Machinery and equipment	11,577	14,810
Furniture, fixtures, and computer software	854	1,159
Leasehold improvements	1,034	1,926
Construction in progress	855	909
Total property and equipment, at cost	14,320	18,804
Less accumulated depreciation	(9,348)	(11,657)
Property and equipment, net	4,972	7,147

Depreciation expense was $1.8 million, $2.2 million and $2.5 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Concentration of Customers and Suppliers

A majority of our net revenue is derived from a limited number of customers. We currently have two customers that account for more than 10% of our total net revenue: Hewlett Packard, or HP, and Tektronix, Inc., or Tektronix. Our agreements with our original equipment manufacturers, or OEM, partners do not contain any minimum purchase commitments, do not obligate our OEM partners to purchase their storage solutions exclusively from us and may be terminated at any time upon notice from the applicable partner.

Net revenue by major customer is as follows (as a percentage of total net revenue):

	2010	2011	2012
HP	57%	74%	68%
NetApp, Inc.	26%	—%	—%
Tektronix	—%	6%	10%
Other customers less than 10%	17%	20%	22%
Total	100%	100%	100%

HP continues to account for a significant percentage of our sales. If our relationship with HP were disrupted or declined significantly, we would lose a substantial portion of our anticipated net revenue and our business could be materially harmed. We cannot guarantee that our relationship with HP or our other customers will expand or not otherwise be disrupted.

At December 31, 2011, our accounts receivable from HP were $22.3 million comprising 70% of our total accounts receivable. At December 31, 2012, our accounts receivable from HP were $17.0 million comprising 68% of our total accounts receivable. No other customer balance exceeded 10% of our total accounts receivable balance at December 31, 2011 or 2012.

We expect that the sale of our products to a limited number of customers will continue to account for a high percentage of net revenue for the foreseeable future. On October 31, 2011, we amended the Product Purchase Agreement originally entered into with HP on September 10, 2007 (the Amendment). The Amendment extends the agreement with HP for a five-year period through October 30, 2016. In addition, the Amendment provides that we will continue to comply with the contractually required cost reduction process and to support HP with respect to certain products or statements of work upon any assignment of the agreement for a specified period of time. The Amendment does not contain any minimum purchase commitments by HP. Simultaneously with the extension of the Product Purchase Agreement, we agreed to extend until October 30, 2016 the expiration date of the warrant previously issued to HP to purchase 1,602,489 shares of our common stock at the original exercise price of $2.40 per share.

We currently rely on a limited number of contract manufacturing partners to produce substantially all of our products. As a result, should any of our current manufacturing partners, such as Foxconn Technology Group, or parts suppliers not produce and deliver inventory for us to sell on a timely basis, operating results may be adversely impacted.

Long-lived asset impairment

We periodically review the recoverability of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment in the carrying value of an asset group is recognized whenever anticipated future undiscounted cash flows from an asset group are estimated to be less than its carrying value. The amount of impairment recognized is the difference between the carrying value of the asset group and its fair value. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

In September 2011, our primary AssuredUVS customer informed us that the AssuredUVS software would no longer be a component of its business strategy, resulting in significant declines in revenues for the Company. Our long-lived assets consisted of the intangible assets associated with our acquisition of certain identified Cloverleaf Communications, Inc., or Cloverleaf, assets acquired in January 2010. The impairment of these long-lived assets is now reported in discontinued operations (see Note 4), since we have ceased all ongoing operational activities as of December 31, 2012.

Valuation of Goodwill

We reviewed goodwill for impairment on an annual basis at November 30 and whenever events or changes in circumstances indicated the carrying value of an asset may not be recoverable.

Accounting standards required that a two-step impairment test be performed on goodwill. In the first step, we compared the fair value of our reporting unit to its carrying value. We determined the fair value of our reporting unit using a combination of the income approach and market capitalization approach. If the fair value of the reporting unit exceeded the carrying value of the net assets, goodwill was not impaired, and no further testing is required. If the carrying value of the net assets exceeded the fair value of the reporting unit, then we performed the second step in order to determine the implied fair value of the reporting unit's goodwill and compared it to the carrying value of the reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeded its implied fair value, then we recorded an impairment charge equal to the difference.

Under the income approach, we calculated the fair value of a reporting unit based on the present value of estimated future discounted cash flows. Under the market capitalization approach, valuation multiples were calculated based on operating data from publicly traded companies within our industry. Multiples derived from companies within our industry provided an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. These multiples were applied to the operating data for the reporting unit to arrive at an indicated fair value. Significant management judgment is required in the forecasts of future operating results that were used in the estimated future discounted cash flow method of valuation. The estimates we used were consistent with the plans and estimates that we used to manage our business. We based our fair value estimates on forecasted revenue and operating costs along with business plans. Our forecasts considered the effect of a number of factors including, but not limited to, the current future projected competitiveness and market acceptance of the product, technological risk, the ease of use and ease of implementation of the product, the likely outcome of sales and marketing efforts and projected costs associated with product development, customer support and selling, general and administrative costs. It is possible, however, that the plans may change and that actual results may differ significantly from our estimates.

The changes in the carrying amount of goodwill are as follows during the years ended December 31, 2011 and 2012 (in thousands):

	Storage Systems	Standalone Storage Software	Total
Balance as of January 1, 2011			
Goodwill	$ 40,700	$ 4,140	$ 44,840
Accumulated impairment losses	(40,700)	—	(40,700)
Goodwill acquired during the year	—	—	—
Impairment losses	—	(4,140)	(4,140)
Balance as of December 31, 2011			
Goodwill	40,700	4,140	44,840
Accumulated impairment losses	(40,700)	(4,140)	(44,840)
	$ —	$ —	$ —

	Storage Systems	Standalone Storage Software	Total
Balance as of January 1, 2012			
Goodwill	$ 40,700	$ 4,140	$ 44,840
Accumulated impairment losses	(40,700)	(4,140)	(44,840)
Goodwill acquired during the year	—	—	—
Impairment losses	—	—	—
Balance as of December 31, 2012			
Goodwill	40,700	4,140	44,840
Accumulated impairment losses	(40,700)	(4,140)	(44,840)
	$ —	$ —	$ —

During September 2011, our primary AssuredUVS customer became delinquent on the settlement of its payables to us and upon our investigation it became evident that its financial resources were limited. It also informed us that it was changing its strategy, which would result in a significant decline in revenue for the Company, and we determined that the reporting unit was less than its carrying value. The impairment of the goodwill related to the reporting unit is now reported in discontinued operations (see Note 4), since we have ceased all ongoing operational activities as of December 31, 2012.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for accounts receivable amounts that may not be collectible. We determine the allowance for doubtful accounts based on the aging of our accounts receivable balances and an analysis of our historical experience of bad debt write-offs. Bad debt expense was $0.0 million, $0.2 million and $0.0 million for the years ended December 31, 2010, 2011 and 2012, respectively, including $0.0 million, $0.2 million and $0.0 million in discontinued operations.

Balance sheet details are as follows, (in thousands):

	December 31, 2011	December 31, 2012
Balance, beginning of the year	$ —	$ 203
Additions to allowance	203	37
Balance, quarter ended	$ 203	$ 240

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued that we adopt as of the specified effective date. We believe that the impact of recently issued standards that are not yet effective will not have a material impact on our results of operations and financial position.

2. Net Loss Per Share

Basic net loss per share, including continuing and discontinued operations, is calculated by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share, including continuing and discontinued operations, is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period and including the dilutive effect of common stock that would be issued assuming conversion or exercise of outstanding warrants, stock options, share based compensation awards and other dilutive securities. No such items were included in the computation of diluted loss per share for the year ended December 31, 2010, 2011 or 2012 because we incurred a net loss in each of these periods and the effect of inclusion would have been anti-dilutive.

Outstanding equity awards not included in the calculation of diluted net loss per share because their effect was anti-dilutive were as follows:

	December 31, 2010		December 31, 2011		December 31, 2012	
	Number of Potential Shares	Range of Exercise Prices	Number of Potential Shares	Range of Exercise Prices	Number of Potential Shares	Range of Exercise Prices
Stock options	6,179,547	$0.47 - $16.36	7,314,039	$0.47 - $16.36	8,952,129	$0.47 - $16.36
Unvested stock awards	2,099,523	$ —	2,221,205	$ —	655,402	$ —
Warrants	1,602,489	$ 2.40	1,602,489	$ 2.40	1,602,489	$ 2.40

3. Acquisitions

Cloverleaf

On January 26, 2010, or the acquisition date, Dot Hill acquired 100% of the voting equity interests of Cloverleaf Communications Inc., a Delaware corporation, or Cloverleaf. Prior to the acquisition, Cloverleaf was a privately held software company focused on heterogeneous storage virtualization and unified storage technologies. The acquisition of Cloverleaf was intended to broaden Dot Hill's market opportunities and help accelerate Dot Hill's transition from a provider of storage arrays to a provider of storage solutions and software. The Cloverleaf acquisition also provided Dot Hill with a new team of software developers and other professionals located in Israel.

Dot Hill acquired all of the outstanding equity interests in Cloverleaf in exchange for: (i) $0.7 million of cash; (ii) 4,758,530 shares of Dot Hill common stock valued at $8.1 million, or $1.71 per share, which represents the closing price of Dot Hill common stock on the acquisition date; (iii) $1.8 million of specified assumed outstanding liabilities of Cloverleaf at the acquisition date, and (iv) 327,977 shares of restricted common stock that were issued to the employees of Cloverleaf who became employees of Dot Hill on the acquisition date pursuant to Dot Hill's 2009 Equity Incentive Plan.

Dot Hill also incurred direct transaction costs in connection with the acquisition of approximately $0.8 million, of which $0.5 million was recognized as expense in the fourth quarter of 2009 and $0.3 million was recognized as expense in the first quarter of 2010. Dot Hill recorded these costs as general and administrative expenses in its statement of operations. The majority of these costs were paid in the first quarter of 2010. Equity issuance costs incurred in connection with the transaction were not material.

Dot Hill did not assume or exchange any Cloverleaf stock options or other stock-based payment awards in connection with the acquisition of Cloverleaf. Under the terms of the Merger Agreement, all Cloverleaf stock options and warrants that were outstanding immediately prior to the acquisition date and not exercised prior to the acquisition date expired and became null and void as of the acquisition date. All outstanding options expired and had no fair value. In connection with the employment of certain Cloverleaf employees, Dot Hill granted 327,977 shares of restricted common stock. The fair value of the 327,977 shares of restricted common stock that were issued on the acquisition date will be recognized as compensation cost in the post-combination financial statements over the period in which the shares of restricted common stock vest. These shares vest as follows: one-third of such shares vest upon issuance; one-third of such shares vest one year from the date of issuance; and one-third of such shares vest two years from the date of issuance.

The consideration transferred in connection with the acquisition of Cloverleaf approximated $8.8 million as follows (in thousands):

Cash consideration	$ 703
Dot Hill common stock issued to Cloverleaf	8,132
Consideration transferred	$ 8,835

The acquisition of Cloverleaf has been accounted for under the purchase method of accounting in accordance with the requirements of Accounting Standard Codification topic 805 "Business Combinations". Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values.

The allocation of the acquisition date fair value of the total consideration transferred in connection with the acquisition of Cloverleaf is summarized below (in thousands):

Cash	$	78
Accounts receivable		55
Inventory		67
Other current assets		37
Property and equipment		452
Other non-current assets		23
Amortizable intangible assets:		
Acquired software		6,375
Trade name		181
Goodwill		4,140
Accounts payable		(269)
Current maturities of long-term loan		(775)
Accrued compensation		(401)
Accrued expenses		(172)
Accrued Cloverleaf transaction costs		(924)
Other non-current liabilities		(32)
	$	8,835

The goodwill of $4.1 million and the acquired software of $6.4 million arising from the Cloverleaf acquisition was deemed impaired and was written off as of December 31, 2011 (see Note 6).

Revenue of $0.7 million, $1.6 million and $0.4 million, and a net loss of $6.0 million, $13.6 million and $4.5 million attributable to the operations of Cloverleaf since the acquisition date are included in Loss from Discontinued Operations for the years ended December 31, 2010, 2011 and 2012 respectively (see Note 4).

Pro forma results

The following unaudited pro forma financial information presents the combined results of operations of Dot Hill and Cloverleaf as if the acquisition had occurred on January 1, 2010 and excludes certain non-recurring charges related to the acquisition. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of Dot Hill that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of Dot Hill.

(in thousands, except per share data)		**Year Ended December 31, 2010**
Net revenue	$	252,571
Net loss		(13,237)
Basic and diluted net loss per share	$	(0.25)

4. Discontinued Operations

As of September 30, 2011, we identified a change in circumstances that indicated the carrying amount of our long-lived assets may not be recoverable, as our primary AssuredUVS customer informed us that the AssuredUVS software would no longer be a component of its business strategy, which would result in a significant decline in revenues for the Company. Our long-lived assets consisted of the intangible assets associated with our acquisition in January 2010 of certain identified Cloverleaf assets, with an original carrying value of $5.0 million and property and equipment of $1.2 million.

Since we did not have an immediate replacement for our AssuredUVS customer, management's forecasted undiscounted cash flows indicated that the assets were potentially not recoverable, and proceeded to estimate the fair value of each long-lived asset. Property and equipment consisted of mostly machinery and equipment used for testing and development of our AssuredUVS technology. Management determined that carrying value approximated fair value, as property was either acquired in the 2010 acquisition of Cloverleaf, had been purchased subsequently, or could be re-deployed, establishing recent evidence of fair value. It was depreciated over a 3 – 5 year estimated useful life.

Intangible assets consisted primarily of acquired software with a net book value of $4.9 million and a trade name with a net book value of $0.1 million. We determined the fair value of the acquired software by estimating the replacement cost of the software, taking into account both the software as acquired and subsequent development work, as well as the business alternatives we were considering and the corresponding value of the software in these alternative approaches. We estimated the value of the software based on the probabilities of each of the business alternatives. We determined the fair value of the trade name using an income approach and considered the fact that the software's trade name at the time of acquisition was no longer being used.

Our impairment analysis at September 30, 2011 identified $2.9 million of impaired long-lived assets, consisting entirely of intangible assets recognized as part of the Cloverleaf acquisition in 2010. Long-lived asset impairment charges are recorded consistent with our treatment of related amortization expense specific to each acquired intangible asset. We recorded $2.8 million of impaired acquired software and $0.1 million of impaired acquired trade name as a component of cost of goods sold for the year ended December 31, 2011.

We also evaluated goodwill for impairment and determined that the reporting unit was less than its carrying value. Our valuation resulted in recognition of an impairment charge to goodwill of $4.1 million during the year ended December 31, 2011.

In February 2012, our Board of Directors approved a plan to exit our AssuredUVS business and close down our Israel Technology Development Center (see Note 8), at which time it was determined that the valuations at that date were appropriate. During the second quarter of 2012, we explored the potential sale of the AssuredUVS business, but were unsuccessful in locating a buyer and ended efforts to sell the business or its component assets as of June 30, 2012. Accordingly, we recognized an impairment of $0.2 million of property, plant and equipment and $1.6 million for the remaining value of acquired software as a component of cost of goods sold as of June 30, 2012. The AssuredUVS business is now recorded in discontinued operations, since we have ceased all ongoing operational activities as of December 31, 2012.

The following is a summary of the components of loss from discontinued operations for the years ended December 31, 2010, 2011 and 2012 (in thousands):

	2010	2011	2012
Net revenue	$ 656	$ 1,634	$ 360
Cost of goods sold	2,011	5,284	2,501
Gross profit	(1,355)	(3,650)	(2,141)
Operating expenses:			
Research and development	3,465	4,355	741
Sales and marketing	327	651	56
General and administrative	766	762	765
Restructuring charge	107	—	844
Goodwill impairment charge	—	4,140	—
Total operating expenses	4,665	9,908	2,406
Operating loss	(6,020)	(13,558)	(4,547)
Other income (expense), net	1	(2)	(1)
Loss from discontinued operations	$ (6,019)	$ (13,560)	$ (4,548)

The following is a summary of the carrying amounts of major classes of assets and liabilities related to discontinued operations as of December 31, 2011 and 2012 (in thousands):

	December 31, 2011	December 31, 2012
Cash and cash equivalents	$ —	$ —
Inventories	56	—
Prepaid expenses and other assets	110	5
Total current assets	166	5
Property and equipment, net	1,031	—
Intangible assets, net	1,824	—
Other assets	54	55
Total assets	3,075	60
Accounts payable	203	7
Accrued compensation	372	—
Accrued expenses	232	20
Deferred revenue	319	—
Restructuring accrual	—	206
Total current liabilities	1,126	233

5. Inventories

Inventories consist of the following (in thousands):

	December 31,	
	2011	2012
Purchased parts and materials	$ 3,994	$ 3,051
Finished goods	1,257	1,986
Total inventory	$ 5,251	$ 5,037

Inventories are valued at the lower of cost (first-in, first-out method) or market value. The valuation of production inventory requires us to estimate excess or obsolete inventory. The determination of excess or obsolete inventory requires us to estimate the future demand for our products. Our markets are volatile, subject to technological risks and price changes and inventory reduction programs by our customers. In addition, we are required to make last time buys of certain components on occasion. These factors result in a risk that we will forecast incorrectly and purchase excess inventories of particular products or have commitments to purchase excess inventory components from our suppliers. As a result, actual demand will differ from forecasts, and such a difference has in the past and may in the future have a material effect on our financial statements. Any write downs to inventory due to the existence of excess quantities, physical obsolescence, changes in pricing, damage, or other causes establish a new cost basis for the inventory. When we sell or dispose of reserved inventory the new cost basis is charged to cost of sales. Service inventory is amortized ratably over the estimated life of the related product series.

6. Intangible Assets

Identifiable intangible assets are as follows (in thousands):

		December 31, 2011		
	Estimated Useful Life	Gross	Accumulated Amortization	Net
RaidCore technology	4 years	$ 4,256	$ (3,477)	$ 779
NAS technology	3 years	214	(214)	—
Software	3 years	2,050	(228)	1,822
Total intangible assets		$ 6,520	$ (3,919)	$ 2,601

	Estimated Useful Life	December 31, 2012 Gross	Accumulated Amortization	Net
RaidCore technology	4 years	$ 4,256	$ (4,256)	$ —
Total intangible assets		$ 4,256	$ (4,256)	$ —

As of December 31, 2011, we recorded a $2.8 million impairment of our acquired internally developed software and $0.1 million impairment of our trade name (see Note 4). Effective with the February 6, 2012 announced restructuring plan, the AssuredUVS product family would no longer be marketed to customers and the underlying UVS technology would either be disposed of through a sale to a potential acquirer or, in the event a buyer could not be located, abandoned. Accordingly, the acquired software was temporarily idled, and no additional amortization expense was incurred subsequent to the February 6, 2012 announcement of the 2012 restructuring plan. In accordance with ASC 350, we evaluated the software for impairment as of February 6, 2012. At the time of that evaluation we were actively marketing the software for sale and believed the cash flows from a potential sale would have recovered the recorded book value. We continued actively marketing the software through June 2012. However, we were unsuccessful and all efforts toward locating a potential acquirer ceased as of June 30, 2012. Accordingly, we recognized an impairment for the remaining $1.6 million of acquired software as a component of cost of goods sold as of June 30, 2012. Additionally we are now reporting the underlying business as discontinued operations, since we have ceased all ongoing operational activities as of September 30, 2012. Amortization expense related to intangible assets totaled $0.8 million, $1.1 million and $1.1 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

7. Product Warranties

Our standard warranty provides that if our systems do not function to published specifications, we will repair or replace the defective component or system without charge generally for a period of approximately three years. We generally extend to our customers the warranties provided to us by our suppliers, and accordingly, the majority of our warranty obligations to customers are typically intended to be covered by corresponding supplier warranties. For warranty costs not covered by our suppliers, we provide for estimated warranty costs in the period the revenue is recognized. There can be no assurance that our suppliers will continue to provide such warranties to us in the future or that our warranty obligations to our customers will be covered by corresponding warranties from our suppliers, the absence of which could have a material effect on our financial statements. Estimated liabilities for product warranties are included in accrued expenses.

In October 2009, we discovered a quality issue associated with certain power supply devices provided by a long-term component supplier, which resulted in a higher than expected level of power supply failures to us and our customers. While we were able to promptly identify and resolve the cause of the failures, we are required to provide replacement products or make repairs to the affected power supply units that had been sold between March and October 2009. Through June 30, 2011, our component supplier had repaired all of the faulty power supplies at no cost to us and reimbursed us for our out-of-pocket costs, which has constituted a reimbursement to customers for certain out-of-pocket costs they incurred in connection with these power supply failures. The total amount reimbursed to us by our component supplier approximated $1.0 million through June 30, 2011.

In the second and third quarters of 2011, a material customer provided us with a framework estimating the potential claims precipitated by the power supply failures. As previously disclosed, the customer's preliminary framework of potential claims provided to us included additional costs related to the customer's internal overhead for other internal indirect costs, in addition to third-party direct costs. Based on preliminary discussions for settlement and our analysis of the framework provided by the customer, including future potential claims through the warranty period, we estimated that we had incurred a probable loss of approximately $2.8 million. Consequently, in addition to the $1.3 million previously recognized as of June 30, 2011, we recorded an estimated liability of $1.5 million as of September 30, 2011 within "Accrued expenses" on our condensed consolidated balance sheet.

Negotiations continued with our customer throughout the fourth quarter of 2011 into the first half of 2012. Based on the results of ongoing negotiations with the material customer, we increased our estimated liability at December 31, 2011 to $5.5 million, resulting in a charge of $2.7 million during the fourth quarter of 2011 within "Accrued expenses" on our condensed consolidated balance sheet, gross of any third-party recoveries.

A final settlement with this material customer was reached during the second quarter of 2012. The terms of the agreement required an immediate payment of $2.0 million, and an estimated remaining liability of approximately $1.8 million as of December 31, 2012, a portion of which relates to future price concessions and rebates based on sales volumes through December 31, 2012. The remaining portion relates to costs for extension of warranty coverage on these units. While our estimated liability relating to failed power supply units is subject to some uncertainty, based on our current expectation of sales volumes with this material customer, we do not believe the incurrence of an additional loss is either probable or reasonably possible at this time.

During the second quarter of 2011, based on the advice of legal counsel, we established that our component supplier is contractually obligated to reimburse us for fair and reasonable costs we incur with our customers associated with these power supply failures. Our component supplier had continued to re-work and distribute to our customer the affected population of power supplies at no cost to us. In addition, at the time, our collection experience with similar amounts already reimbursed to us by our supplier and our belief that our component supplier and its parent companies had the financial ability to continue to reimburse us for any additional costs we may incur, we recorded a current asset within "Prepaid expenses and other assets" on our consolidated balance sheet of $1.3 million as of June 30, 2011.

During the third quarter of 2011, as the claims from our customer became clearer, we commenced negotiations with our component supplier for fair and reasonable costs that we have and are likely to incur through the warranty period associated with this component failure. Originally we determined that the supplier was unlikely to make an up-front cash payment for the original settlement amount of $1.3 million, but it indicated a willingness to provide some form of reimbursement for costs incurred, in the form of cash and/or note receivable of $0.5 million plus future product rebates. Based on our judgment at the time, we reduced the previously recorded current asset of $1.3 million within "Prepaid expenses and other assets" to $0.5 million as of September 30, 2011. We continued to negotiate this settlement with our supplier and during the second quarter of 2012, the supplier signed a final settlement agreement providing for additional reimbursements above what was recognized as of September 30, 2011. Pursuant to the settlement, the supplier agreed to cash consideration of $1.2 million, of which we received $0.9 million subsequent to the signing of the settlement agreement, with the remaining $0.3 million to be received in quarterly installments during 2013. Additionally, our supplier committed to product rebates and/or price concessions on product orders for a period of 39 months from the execution of the settlement agreement, in return for our agreement to release our supplier from all obligations relating to the power supply failures known by us to date. This agreement is not subject to any required future purchases.

In addition, we have commenced discussions with our General Liability and Errors and Omissions Insurance and underwriters and will continue to pursue our rights to cover any damages we incur and that are not reimbursed by our supplier. The insurance company has issued a reservation of rights letter to us and at this time, it is not possible to estimate to what extent the residual amounts, if any, we will be covered by our carrier. As of December 31, 2012 we have not assumed or recorded any insurance reimbursement.

To the extent our settlement agreements with our customer and our component supplier are not on mutually beneficial terms, or our component supplier does not continue to reimburse us for the expenses incurred by us or our customers, and we are unsuccessful in recovering such expenses from our insurance provider, we could incur additional expenses which could potentially have a material effect on our financial statements and liquidity.

Our warranty accrual and cost activity is as follows (in thousands):

	December 31,		
	2010	2011	2012
Balance, beginning of year	$ 993	$ 982	$ 6,871
Charges to operations	2,623	8,244	2,116
Deductions for costs incurred	(2,634)	(2,355)	(4,532)
Balance, end of year	$ 982	$ 6,871	$ 4,455

The table above does not include the corresponding $1.2 million benefit recorded within cost of sales in 2011 related to the current asset established for the recovery of such costs incurred by our customer which are to be reimbursed to us by our component supplier. There were no additional charges recorded in 2012 related to the liability established for certain third-party material and service costs incurred by our customer related to replacing failed power supplies.

8. Restructuring

2008 Plan

In December 2008, our management approved, committed to, and initiated a restructuring plan, or the 2008 Plan, to improve efficiencies in our operations, which was largely driven by our plan to consolidate our facility in Carlsbad, California into the Longmont, Colorado facility. As a result of this relocation, we terminated approximately 70 California employees whose positions were relocated to Colorado and incurred approximately $1.5 million in severance-related costs, all of which was recognized and paid as of December 31, 2010.

As part of the 2008 Plan, we also incurred contract termination costs of $3.6 million since the inception of the 2008 Plan through September 30, 2011. We record charges for contract termination and other associated costs as restructuring expense, which is presented as a separate component within operating expenses. Accrued contract termination and other associated costs are recorded in the restructuring accrual line on our consolidated balance sheets. We expect to pay these contract lease termination costs over the remainder of the lease term ending in January 2013. Based on our estimates, we do not expect to receive any material amounts of sublease income through the remainder of the lease term.

The following table summarizes our 2008 Plan activities (in thousands):

	Contract Termination and Other Associated Costs
Accrued restructuring balance as of December 31, 2010	$ 1,500
Restructuring plan expense	621
Cash payments	(909)
Accrued restructuring balance as of December 31, 2011	1,212
Restructuring plan expense	57
Adjustments to restructuring plan	(247)
Cash payments	(877)
Accrued restructuring balance as of December 31, 2012	$ 145

The adjustment to the 2008 Plan resulted from certain credits received in the first quarter of 2012 for previously paid common area maintenance (CAM) charges relating to our lease of the Carlsbad, California facility. We recorded this benefit as a reduction of restructuring expense, which is presented as a separate component within operating expenses.

During July 2012, we signed an amendment to our lease of the Carlsbad facility abating approximately $0.2 million in rent and other operating expenses in lieu of allowing the landlord to use the facility for the remainder of the lease term.

2010 Plan

In the second quarter of 2010, our management approved, committed to, and initiated a restructuring and cost reduction plan, or the 2010 Plan, to better align our resources in order to lower our breakeven point. The 2010 Plan included severance and related costs for the reduction of approximately 10% of our workforce, and fees associated with the acceleration of the closure of our Carlsbad, California facility. As a result of these actions, we intended to terminate approximately 26 employees located in the United States, of which 25 had been terminated as of September 30, 2011. We expected to incur approximately $0.4 million in severance-related costs, all of which were recognized as of December 31, 2010. Accrued severance-related costs are recorded in the restructuring accrual line on our consolidated balance sheets. The remainder of the severance and related restructuring costs attributable to our 2010 Plan were paid out in the third quarter of 2011.

As part of the 2010 Plan, we also incurred contract termination costs of $0.3 million since the inception of the 2010 Plan through September 30, 2011 for facility lease and other associated costs that we continued to incur without economic benefit, as we exited the remaining portion of our Carlsbad, California facility. We record charges for contract termination costs and other associated costs as restructuring expense, which is presented as a separate component within operating expenses. Accrued contract termination and other associated costs are recorded in the restructuring accrual line on our consolidated balance sheets. Based on our estimates, we do not expect to receive any material amounts of sublease income through the remainder of the lease term.

The following table summarizes our 2010 Plan activities (in thousands):

	Severance and Related Costs	Contract Termination and Other Associated Costs	Total
Accrued restructuring balance as of December 31, 2010	$ 20	$ 144	$ 164
Restructuring plan expense	—	62	62
Cash payments	(20)	(90)	(110)
Accrued restructuring balance as of December 31, 2011	$ —	$ 116	116
Restructuring plan expense	—	6	6
Adjustments to restructuring plan	—	(21)	(21)
Cash payments	—	(87)	(87)
Accrued restructuring balance as of December 31, 2012	$ —	$ 14	$ 14

The adjustment to the 2010 Plan resulted from certain credits received in the first quarter 2012, for previously paid CAM charges relating to our lease of the Carlsbad, California facility. We recorded this benefit as a reduction of restructuring expense, which is presented as a separate component within operating expenses.

2012 Plan

In the first quarter 2012, our management approved, committed to, and initiated a restructuring and cost reduction plan, or the 2012 Plan, that is associated with the closure of our Israel Technology Development Center. The 2012 Plan is designed to re-align our software investments to focus on accelerating the development of embedded software features, in order to launch a competitive set of mid-range storage array products in 2012, and to provide more differentiated entry-level products for both OEM and channel customers. As a result of these actions, we terminated all employees located in our Israel Technology Development Center as of December 31, 2012. We incurred a total of $0.4 million in severance-related costs as of December 31, 2012. Accrued severance-related costs are recorded in the restructuring accrual line on our consolidated balance sheets. The majority of severance related restructuring costs attributable to our 2012 Plan were paid out in the second quarter of 2012, with the remainder paid out in the third quarter of 2012. Substantially all of our 2012 Plan workforce reductions were completed by July 31, 2012.

As part of the 2012 Plan, we also expect to incur approximately $0.4 million in contract termination costs for facility lease and other associated costs that we continue to incur without economic benefit, as we exited our Petah Tivka, Israel facility. We record charges for contract termination costs and other associated costs as restructuring expense, which is presented as a separate component within operating expenses. Accrued contract termination and other associated costs are recorded in the restructuring accrual line on our consolidated balance sheets. We paid the majority of the contract lease termination costs over the remainder of the facility lease term ending in December 2012. Approximately $0.2 million of our contractual commitments are expected to remain obligations of the Company through December 2013.

The majority of the activities comprising the 2012 Plan were completed by the end of 2012.

The following table summarizes our 2012 Plan activities (in thousands):

	Severance and Related Costs	Contract Termination and Other Associated Costs	Total
Restructuring plan charges	$ 440	$ 332	$ 772
Reclassification of customer deposits	—	206	206
Cash payments	(440)	(332)	(772)
Accrued restructuring balance as of December 31, 2012	$ —	$ 206	$ 206

As part of the 2012 Plan, the Company announced that it will no longer support the UVS product effective March 31, 2013. The adjustment to the 2012 Plan represents customer prepaid UVS maintenance agreements for terms covering periods after March 31, 2013 that we expect will require future refunds to those customers impacted by this decision. As these were previously recognized as a component of deferred revenue, there was no impact to earnings, but this adjustment reflects a reclassification within the balance sheet as of December 31, 2012.

9. Credit Facilities

We maintain a credit facility with Silicon Valley Bank for cash advances and letters of credit of up to an aggregate of $30 million based upon an advance rate dependent on certain concentration limits within eligible accounts receivable. These limitations exclude certain eligible customer receivables if an individual customer account balance exceeds 25, 50 or 85 percent of the total eligible accounts receivable, depending on the customer, as defined by our Loan and Security Agreement with Silicon Valley Bank. Borrowings under the credit facility bear interest at the prime rate, which was 4% at December 31, 2012, and are secured by substantially all of our accounts receivable, deposit and securities accounts. The agreement provides for a negative pledge on our inventory and intellectual property, subject to certain exceptions, and contains usual and customary covenants for an arrangement of its type, including an obligation that we maintain at all times a net worth, as defined in the agreement, of $50 million (subject to certain increases). The agreement also includes provisions to increase the financing facility by $20 million subject to our meeting certain requirements, including $40 million in borrowing base for the immediately preceding 90 days, and Silicon Valley Bank locating a lender willing to finance the additional facility. In addition, if our cash and cash equivalents net of the total amount outstanding under the credit facility fall below $20 million (measured on a rolling three-month basis), the interest rate will increase to prime plus 1% and additional restrictions will apply. Our credit facility also provides for a cash management services sublimit under the revolving credit line of up to $0.3 million.

During the second quarter of 2012, we amended our credit agreement with Silicon Valley Bank. The amendment extends the maturity date to July 21, 2015 and amended certain other terms of the credit agreement, which we do not believe significantly impacts our financial position. As of December 31, 2012 we had no outstanding letters of credit and there was $2.8 million outstanding under the Silicon Valley Bank line of credit. There was $16.8 million available for borrowing under the agreement as of December 31, 2012. We are currently in compliance with all covenant requirements.

10. Fair Value Measurements

Assets Measured at Fair Value on a Recurring Basis

Description	December 31, 2011	Fair Value Measurements Using: Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (Losses)
			(in thousands)		
Cash and cash equivalents	$ 46,168	$ 46,168	$ —	$ —	$ —

Description	December 31, 2012	Fair Value Measurements Using: Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (Losses)
			(in thousands)		
Cash and cash equivalents	$ 40,315	$ 40,315	$ —	$ —	$ —

The short-term nature of our all of our financial instruments expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market interest rates. There were no transfers between Level I and Level II inputs for any of our assets measured on a recurring basis during the reporting period.

Assets Measured at Fair Value on a Non-Recurring Basis

Description	December 31, 2011	Fair Value Measurements Using: Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (Losses)
Property and equipment, net	$ 1,150	$ —	$ —	$ 1,150	$ —
Software	2,050	—	—	2,050	(2,807)
Trade Name	—	—	—	—	(121)
Goodwill	—	—	—	—	(4,140)
					$ (7,068)

Description	December 31, 2012	Fair Value Measurements Using: Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (Losses)
Property and equipment, net	$ —	$ —	$ —	$ —	$ (244)
Software	—	—	—	—	(1,647)
					$ (1,891)

Property and equipment, net with a carrying amount of $0.7 million as of June 30, 2012 was tested for impairment using significant unobservable inputs (level 3) as part of our measurement of fair value for long-lived assets held and used and included as a component of our ITC reporting unit. We identified $0.2 million of property and equipment, net that was impaired, and included within our ITC asset group as of December 31, 2012.

Property and equipment, net with a carrying amount of $1.2 million as of December 31, 2011 was tested for impairment using significant unobservable inputs (level 3) as part of our measurement of fair value for long-lived assets held and used and included as a component of our ITC reporting unit. We did not identify any impaired assets classified as property and equipment, net and included within our ITC asset group as of December 31, 2011.

Software acquired as part of our Cloverleaf acquisition in 2010 with a carrying amount of $4.9 million was written down to its fair value of $2.1 million, resulting in an impairment charge of $2.8 million, which was included in earnings for the year-ended December 31, 2011.

The iSNTM trade name acquired as part of our Cloverleaf acquisition in 2010 with a carrying amount of $0.1 million was written down to its fair value of $0.0 million, resulting in an impairment charge of $0.1 million, which was included in earnings for year-ended December 31, 2011.

Goodwill acquired as part of our Cloverleaf acquisition in 2010 with a carrying amount of $4.1 million was written down to its fair value of $0.0 million, resulting in an impairment charge of $4.1 million, which was included in earnings for the year-ended December 31, 2011.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, notes payable and certain other long-term liabilities. The carrying values on our balance sheet of our cash and cash equivalents, accounts receivable, accounts payable, notes payable, credit facility borrowings and contingent consideration due to Ciprico, Inc., or Ciprico, in connection with the acquisition of certain intangible assets, approximate their fair values due to their short maturities.

The following disclosures relate to financial instruments for which the ending balances at December 31, 2011 and December 31, 2012, are not carried at fair value in their entirety on the consolidated balance sheets. These tables present the carrying value and fair value, by fair value hierarchy, of our financial instruments, excluding cash and cash equivalents at December 31, 2011 and 2012, respectively (in thousands).

Description	December 31, 2011	Fair Value Measurements Using: Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (Losses)
Accounts receivable	$ 31,697	$ —	$ 31,697	$ —	$ —
Accounts payable	$ 31,434	$ —	$ 31,434	$ —	$ —
Notes payable	$ 71	$ —	$ 71	$ —	$ —
Contingent consideration due to Ciprico	$ 100	$ —	$ 100	$ —	$ —

Description	December 31, 2012	Fair Value Measurements Using: Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (Losses)
Accounts receivable	$ 25,025	$ —	$ 25,025	$ —	$ —
Accounts payable	$ 22,659	$ —	$ 22,659	$ —	$ —
Credit facility borrowings	$ 2,800	$ —	$ 2,800	$ —	$ —

The short-term nature of our all of our financial instruments expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market interest rates.

The note payable owed to the former owners of Ciprico was initially determined by discounting both principal and interest cash flows expected to be paid using a discount rate for similar instruments with adjustments we believe a market participant would consider in determining fair value. As the final installment of this note payable was settled in the first quarter 2012, the short-term nature is such that the carrying value approximates market value.

Our contingent consideration to the former owners of Ciprico included assumptions about estimated future sales of our AssuredVRA technology over the agreed-upon royalty term, of which approximately 6.67% was to be paid to Ciprico under the royalty agreement. This valuation is sensitive to changes in customer demand and forecasted sales of our AssuredVRA technology through March 31, 2012. The final installment of this obligation was settled in the second quarter of 2012 and the short-term nature is such that the carrying value approximates market value. There were no transfers between Level I and Level II inputs for any of our assets measured on a recurring basis during the reporting period.

11. Income Taxes

Components of income (loss) from continuing operations before taxes are as follows for the years ended December 31, (in thousands):

	2010	2011	2012
Income (loss) from continuing operations before taxes:			
U.S.	$ (7,448)	$ (6,229)	$ (7,211)
Foreign	429	(2,106)	(2,442)
Total income (loss) from continuing operations before taxes	$ (7,019)	$ (8,335)	$ (9,653)

Components of the income tax provision (benefit) are as follows for the years ended December 31, (in thousands):

	2010	2011	2012
Current:			
Federal	$ —	$ —	$ —
State, local and foreign	213	129	749
	213	129	749
Deferred:			
Federal	—	—	—
State, local and foreign	—	—	—
	—	—	—
Total income tax provision	$ 213	$ 129	$ 749

The reconciliation of the income tax provision computed using the federal statutory income tax rate to the recognized income tax provision (benefit) is as follows for the years ended December 31, (in thousands):

	2010	2011	2012
Federal statutory rate	$ (2,386)	$ (2,834)	$ (3,282)
State and local income taxes, net of federal benefit	(153)	(85)	(16)
State rate change and other adjustments	737	160	531
Increase in valuation allowance	1,400	1,490	597
Foreign tax differential	70	816	915
Research and development credits	(48)	(49)	127
Share based compensation	378	402	518
Uncertain tax positions	(2)	(46)	767
Adjustments to deferred tax assets	—	—	525
Other	217	275	67
Income tax provision	$ 213	$ 129	$ 749

The tax effect of temporary differences that give rise to deferred income taxes are as follows as of December 31, (in thousands):

	2011	2012
Deferred tax assets:		
Net operating loss and tax credit carry forwards	$ 88,675	$ 93,547
Inventory reserve and uniform capitalization	1,959	2,016
Stock options and warrants	2,807	2,330
In-process research and development	241	237
Allowance for bad debts	265	232
Vacation accrual	354	386
Deferred rent	283	429
Landlord provided leasehold improvements	—	317
Deferred revenue	—	376
Warranty accrual	494	937
Depreciation and amortization	1,579	695
Other accruals and reserves	4,252	701
Acquired intangibles	1,386	1,336
Total deferred tax assets	102,295	103,539
Deferred tax liabilities:		
State taxes	(3,568)	(3,603)
Cloverleaf intangibles	(456)	—
Other	—	(205)
Total deferred income tax liabilities	(4,024)	(3,808)
Valuation allowance	(98,271)	(99,731)
Net deferred tax assets	$ —	$ —

As a result of certain realization requirements, the table of deferred tax assets and liabilities shown above does not include deferred tax assets for net operating losses as of December 31, 2012 that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Equity will be increased by $0.3 million if and when such excess tax benefits are recognized through current taxes payable. The Company uses ASC 740 ordering when determining when excess tax benefits or shortfalls have been realized.

U.S. income and withholding taxes have not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such temporary differences totals $0.5 million at December 31, 2012. Determination of the amount of any unrecognized deferred tax liability on this temporary difference is not practicable.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	2010	2011	2012
Balance, January 1	$ 4,842	$ 5,111	$ 5,025
Increase related to prior period positions	367	—	583
Increase related to current year tax positions	91	124	241
Decrease related to prior period positions	(101)	(210)	(123)
Decrease related to change in prior year estimate	(88)	—	—
Balance, December 31	$ 5,111	$ 5,025	$ 5,726

At December 31, 2010, 2011, and 2012 we had cumulative unrecognized tax benefits of approximately $5.1 million, $5.0 million, and $5.7 million respectively, of which approximately $0.2 million, $0.2 million, and $0.9 million, respectively, are included in other long term liabilities that, if recognized, would affect the effective tax rate. The remaining $4.9 million, $4.8 million and $4.8 million of unrecognized tax benefits will have no impact on the effective tax rate due to the existence of net operating loss carryforwards and a full valuation allowance. Consistent with previous periods, penalties and tax related interest expense are reported as a component of income tax expense. As of December 31, 2010, and 2011, the total amount of accrued income tax related interest and penalties included in the consolidated balance sheet was less than $0.1 million. As of December 31, 2012, the total amount of accrued income tax related interest and penalties included in the consolidated balance sheet was approximately $0.2 million. We do not expect that our unrecognized tax benefit will change significantly within the next 12 months.

Due to net operating losses and other tax attributes going forward, we are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending March 31, 1999 through December 31, 2011. With few exceptions, our state income tax returns are open to audit for the years ended December 31, 2008 through 2011.

We periodically evaluate the likelihood of the realization of deferred tax assets, and adjust the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to us for tax reporting purposes, and other relevant factors.

At December 31, 2012, based on the weight of available evidence, including cumulative losses in recent years and expectations regarding future taxable income, we determined that it was not more likely than not that our deferred tax assets would be realized and have a $99.7 million valuation allowance associated with our deferred tax assets.

As of December 31, 2012, we had federal and state net operating loss carryforwards of approximately $203.1 million and $105.4 million, respectively, which begin to expire in the tax years ending 2017 and 2013, respectively. We had foreign net operating loss carryforwards of $43.7 million, which have no expiration date. In addition, we had federal tax credit carryforwards of $6.6 million, of which approximately $0.5 million can be carried forward indefinitely to offset future tax liability, and the remaining $6.1 million begin to expire in the tax year ending 2018. We also had state tax credit carryforwards of $5.5 million, of which the entire $5.5 million has no expiration date.

As a result of our equity transactions, an ownership change, within the meaning of IRC Section 382, occurred on September 18, 2003. As a result, annual use of our federal net operating loss and credit carry forwards is limited to (i) the aggregate fair market value of Dot Hill immediately before the ownership change multiplied by (ii) the long-term tax-exempt rate (within the meaning of Section 382 (f) of the IRC) in effect at that time. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the IRC Section 382 limitation for those years.

As a result of our acquisition of Chaparral Network Storage, Inc., or Chaparral, a second ownership change, within the meaning of IRC Section 382, occurred on February 23, 2004. As a result, annual use of Chaparral's federal net operating loss and credit carry forwards may be limited. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

As a result of our acquisition of Cloverleaf, a third ownership change, within the meaning of IRC Section 382, occurred on January 26, 2010. As a result, annual use of Cloverleaf's federal net operating loss and credit carry forwards may be limited.

The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

12. Stockholders' Equity, Equity Incentive Plans and Warrants

Stock Incentive Plans

2009 EIP. Our stockholders approved the 2009 Equity Incentive Plan, or the 2009 EIP, at our Annual Meeting of Stockholders held on June 15, 2009. The 2009 EIP authorizes the issuance or grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance awards, performance cash awards and other stock awards to our employees, directors and consultants and is intended as the successor to and continuation of our 2000 EIP. Following the approval of the 2009 EIP by our stockholders, no additional stock awards may be granted under the 2000 Amended and Restated Equity Incentive Plan, or the 2000 EIP. All outstanding stock awards granted under the 2000 EIP will remain subject to the terms of the 2000 EIP provided, however, that any shares subject to outstanding stock awards granted under the 2000 EIP that expire or terminate for any reason prior to exercise or settlement shall become available for issuance pursuant to awards granted under the 2009 EIP. Awards granted under the 2000 EIP expire 10 years from the date of grant. Awards granted under the 2009 EIP expire seven years from the date of grant. As of June 15, 2009, the total number of shares of our common stock reserved for issuance under the 2009 EIP consisted of 4,500,000 shares plus 7,112,217 shares that are subject to outstanding stock awards under the 2000 EIP that may become available for grant under the 2009 EIP if they expire or terminate for any reason prior to exercise or settlement under the 2000 EIP. On May 2, 2011 shareholders approved our Amended 2009 Equity Incentive Plan, primarily to increase the share reserve by 8,000,000 shares. Unless sooner terminated by our Board of Directors, the 2009 EIP shall automatically terminate on April 26, 2019, the day before the tenth anniversary of the date the 2009 EIP was adopted by the Board. The Board of Directors may also amend the 2009 EIP at any time subject to applicable laws and regulations, including the rules and regulations of The NASDAQ Stock Market LLC. In general, no amendment or termination of the 2009 EIP may adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant.

During 2010, 2011 and 2012, we granted restricted stock and options to purchase common stock with various vesting as approved by the Board upon each grant. As of December 31, 2012, 572,794 shares of restricted stock were outstanding under the 2009 EIP, of which 54,282 were performance-based restricted stock awards. These performance–based awards were issued in September 2011, none of which are vested as of December, 31, 2012, all of which will vest in 2013, provided that the performance objectives are achieved. We will determine the actual number of shares the recipient receives based on results achieved versus goals based on internal non-financial operational targets. Additionally, 82,608 shares of restricted stock were outstanding under the 2000 EIP. As of December 31, 2012, options to purchase 4,362,924 and 4,039,203 shares of common stock were outstanding under the 2009 EIP and 2000 EIP, respectively. 4,573,892 shares of common stock remained available for grant under the 2009 EIP.

2000 NEDSOP. Under our 2000 Non-Employee Directors Stock Option Plan, or 2000 NEDSOP, nonqualified stock options to purchase common stock are automatically granted to our non-employee directors upon appointment to our Board of Directors (initial grants) and upon each of our annual meeting of stockholders (annual grants). Options granted under the 2000 NEDSOP expire 10 years from the date of the grant. Initial grants vest over four years, with 25% of the shares subject to the option vesting one year from the date of grant and the remaining shares subject to the option vesting ratably thereafter on a monthly basis. Annual grants are fully vested on the date of grant. 1,000,000 shares of common stock are reserved for issuance under the 2000 NEDSOP. As of December 31, 2012, options to purchase 550,000 shares of common stock were outstanding under the 2000 NEDSOP and options to purchase 343,124 shares of common stock remained available for grant under the 2000 NEDSOP.

2000 ESPP. Our stockholders approved our Amended and Restated Employee Stock Purchase Plan, or 2000 ESPP, at our Annual Meeting of Stockholders held on June 15, 2009, primarily to increase the share reserve under the 2000 ESPP by 4,000,000 shares. The 2000 ESPP qualifies under the provisions of Section 423 of the Internal Revenue Code, or IRC, and provides our eligible employees, as defined in the 2000 ESPP, with an opportunity to purchase shares of our common stock at 85% of fair market value. There were 667,265 and 675,149 shares issued under the 2000 ESPP for the years ended December 31, 2011 and 2012, respectively. As of December 31, 2012, the 2000 ESPP had a total of 1,867,481 shares available for purchase.

As of December 31, 2012, total unrecognized share-based compensation cost related to unvested stock options, restricted stock awards, management stock incentive plan and our 2000 ESPP was $3.3 million, which is expected to be recognized over a weighted-average period of approximately 2.8 years. The following table summarizes share-based compensation expense for the years ended December 31, (in thousands):

	2010	2011	2012
Cost of goods sold	$ 489	$ 828	$ 617
Sales and marketing	333	540	419
Research and development	908	2,200	1,705
General and administrative	819	1,548	1,024
Share-based compensation expense before taxes	2,549	5,116	3,765
Related deferred income tax benefits	—	—	—
Share-based compensation expense	$ 2,549	$ 5,116	$ 3,765
Share-based compensation expense is derived from:			
Stock options	$ 1,577	$ 1,434	$ 1,508
Restricted stock awards	610	2,303	1,958
Stock bonus plan	—	1,005	—
2000 ESPP	362	374	299
Total	$ 2,549	$ 5,116	$ 3,765

We estimate forfeitures at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We have historically and continue to estimate the fair value of share-based awards using the Black Scholes option-pricing model.

A summary of stock option activity is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2012	7,394,551	$ 3.39		
Granted	2,486,000	1.36		
Exercised	(27,189)	0.83		
Forfeited	(574,705)	1.84		
Expired	(326,528)	3.53		
Outstanding at December 31, 2012	8,952,129	$ 2.93	4.56	$ 28,380
Vested and expected to vest at December 31, 2012	8,560,457	$ 3.00	4.44	$ 24,990
Exercisable at December 31, 2012	5,622,274	$ 3.67	3.77	$ 9,312

A summary of restricted stock award activity for 2012 is as follows:

	Number of shares	Weighted average grant date fair value
Outstanding at January 1, 2012	2,233,563	$ 2.09
Granted	843,968	1.23
Vested	(1,915,270)	1.72
Forfeited	(506,859)	1.92
Outstanding and unvested at December 31, 2012	655,402	$ 2.16

The weighted average grant-date fair values of options granted during the years ended December 31, 2010, 2011 and 2012 were $0.97 per share, $1.78 per share, and $0.89 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 were $0.0 million, $0.8 million, and $0.0 million, respectively.

The weighted average grant-date fair values of restricted stock awards granted during the years ended December 31, 2010, 2011 and 2012 were $1.68, $2.68 and $1.23 per share, respectively. The fair value of restricted stock awards that vested during the years ended December 31, 2010, 2011 and 2012 was $0.8 million, $1.4 million and $3.3 million, respectively.

Cash generated from options exercised under all share-based compensation arrangements for the years ended December 31, 2010, 2011 and 2012 were $0.1 million, $0.5 million and $0.0 million, respectively. Cash generated from the purchase of shares through the 2000 ESPP for the years ended December 31, 2010, 2011 and 2012, was $0.7 million, $0.9 million, and $0.7 million respectively. We issue new shares from the respective plan share reserves upon exercise of options to purchase common stock and for purchases through the 2000 ESPP.

The aggregate intrinsic value in the stock option summary table above is based on our closing stock price of $0.94 per share as of the last business day of the fiscal year ended December 31, 2012, which value would have been realized by the optionees had all options been exercised on that date. The total fair value of options to purchase common stock that vested during the years ended December 31, 2010, 2011 and 2012 was $1.1 million, $1.2 million, and $2.1 million, respectively.

To estimate compensation expense for the years ended December 31, 2010, 2011, and 2012 we used the Black-Scholes option-pricing model with the following weighted-average assumptions for equity awards granted:

	EIP and NEDSOP			ESPP		
	Years Ended December 31,			Years Ended December 31,		
	2010	2011	2012	2010	2011	2012
Risk-free interest rate	2.25%	1.84%	1.19%	0.19%	0.17%	0.12%
Expected dividend yield	—%	—%	—%	—%	—%	—%
Volatility	74%	85%	81%	101%	70%	64%
Expected Term	5.9 years	5.4 years	5.2 years	0.5 years	0.5 years	0.5 years
Forfeiture Rate	0%-12.69%	0%-12.25%	0%-10.62%	—%	—%	—%

The risk-free interest rate is based on the implied yield available on United States Treasury issues with an equivalent remaining term. We have not paid dividends in the past and do not plan to pay any dividends in the future.

The expected volatility is based on historical volatility of our stock for the related vesting period. The expected life of the equity award is based on historical experience.

The forfeiture rate is estimated when awards are granted and updated if information becomes available indicating that actual forfeitures will differ.

Warrants

In January 2008, we amended our Product Purchase Agreement, or Agreement, originally entered into with HP in September 2007, to allow for sales to additional divisions within HP. In connection with the Agreement, we issued a warrant to HP to purchase 1,602,489 shares of our common stock (approximately 3.5% of our outstanding shares prior to the issuance of the warrant) at an exercise price of $2.40 per share.

On October 31, 2011, we amended again the Product Purchase Agreement originally entered into with HP on September 10, 2007. In part, this Amendment extends until October 30, 2016 the expiration date of the warrant previously issued to HP to purchase 1,602,489 shares of our common stock at the original exercise price of $2.40 per share. The impact of this extension on our financial statements is a non-cash contra-revenue charge of approximately $1.0 million in Dot Hill's 2011 statement of operations.

13. Employee Retirement Benefit Plans

Dot Hill Retirement Savings Plan

The Dot Hill Retirement Savings Plan, which qualifies under Section 401(k) of the IRC, is open to eligible employees over 21 years of age. Under the plan, participating United States employees may defer up to 100% of their pretax salary, but not more than statutory limits. At our discretion we may make contributions to this plan for plan participants. Our matching contributions vest to employees as a percentage based on years of employment from one to five years, and matching contributions are fully vested to employees after five years of employment. Our matching contributions to the retirement savings plan for the years ended December 31, 2010, 2011 and 2012 were $0.1 million, $0.1 million and $0.3 million, respectively.

14. Commitments and Contingencies

Operating Leases

We lease office space, equipment and automobiles under non-cancelable operating leases, which expire at various dates through May 2018. Rent expense for the years ended December 31, 2010, 2011 and 2012 was $1.1 million, $1.0 million and $1.1 million, respectively. We record rent expense on a straight–line basis based on contractual lease payments.

Future minimum lease payments due under all non-cancelable operating leases as of December 31, 2012 are as follows (in thousands):

2013	$	1,301
2014		1,232
2015		1,224
2016		1,130
2017		1,155
Thereafter		488
Total minimum lease payments	$	6,530

For purposes of the table above, the operating lease obligations exclude common area maintenance, real estate taxes and insurance expenses.

Unconditional Purchase Obligations

We have unconditional inventory related purchase obligations to certain suppliers for certain commodities in order to ensure supply of select key components at the most favorable pricing. Additionally, we have non-inventory related purchase obligations that represent purchase commitments made in the ordinary course of business. At December 31, 2012 we had approximately $21.8 million of unconditional purchase obligations.

Legal Proceedings

We are involved in certain legal actions and claims from time to time arising in the ordinary course of business. Management believes the outcome of such litigation and claims could have a material adverse effect on our financial statements. Historically, the outcome of such litigation and claims has not had a material adverse effect on our financial condition or results of operations.

In January 2012, Dot Hill filed an arbitration claim against a customer for unpaid money owed to Dot Hill under the OEM and License Agreement entered into by the parties in July 2010 (the "Agreement"). Pursuant to the Agreement, the customer licensed portions of our UVS software and bundled it with its hardware and software. Our customer was required to pay licensing and support fees under the Agreement. During the second calendar quarter of 2011, the customer stopped making payments, and approximately $1.1 million dollars is owed to us under the Agreement. Our customer filed a counter claim for $0.6 million, primarily for damages and reimbursement of specific amounts paid under the Agreement. The case was heard at arbitration in late February to early March 2013, and we expect that a judgment will be issued within the next 60 days. We have reviewed this claim, but cannot at this stage in the process determine the likelihood of the outcome. Our initial estimate of our potential exposure ranges between $0.0 million and $0.6 million.

15. Segment Information

Operating segments, as defined in ASC 280, *Segment Reporting*, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Chief Operating Decision Maker, or CODM, in deciding how to allocate resources and in assessing performance. ASC 280 also requires disclosures about products and services, geographic areas and significant customers.

As a result of our decision to exit our AssuredUVS line of business, and close down our Israel Technology Development Center during the first quarter of 2012 (see Note 8), our CODM now operates our business in one reportable operating segment. Prior year information has been recast to conform to current year presentation, excluding discontinued operations.

Geographic Information

Net revenue is recorded in the geographic area in which the sale is originated. Long-lived assets include property and equipment, net, identifiable intangible assets, net, and other non-current assets. Information concerning principal geographic areas in which we operate is as follows (in thousands):

	Year ended December 31,		
	2010	2011	2012
Net revenue:			
United States	$ 245,372	$ 193,755	$ 192,801
Europe, Middle East and Africa	4,975	76	14
Asia	1,491	1,996	1,733
Total net revenue	$ 251,838	$ 195,827	$ 194,548
Long-lived assets:			
United States	$ 5,140	$ 4,945	$ 7,682
Europe, Middle East and Africa	6,408	2,922	68
Asia	—	—	—
Total long-lived assets	$ 11,548	$ 7,867	$ 7,750

16. Quarterly Financial Information (Unaudited)

The information presented below reflects all adjustments, which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented (in thousands, except per share amounts).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2011:				
Net revenue	$ 48,543	$ 52,458	$ 47,805	$ 47,021
Gross profit	11,930	13,113	11,441	8,799
Income (loss) before income taxes and discontinued operations	(12)	(302)	(3,162)	(4,859)
Net income (loss) from continuing operations	(62)	(367)	(3,237)	(4,798)
Basic and diluted net income (loss) per share from continuing operations	$ —	$ (0.01)	$ (0.06)	$ (0.08)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2012:				
Net revenue	$ 54,598	$ 47,708	$ 48,223	$ 44,019
Gross profit	15,565	12,661	12,268	7,877
Income (loss) before income taxes and discontinued operations	69	(2,545)	(2,581)	(4,596)
Net income (loss) from continuing operations	160	(2,945)	(2,734)	(4,883)
Basic and diluted net income (loss) per share from continuing operations	$ —	$ (0.05)	$ (0.05)	$ (0.08)

During the first, second, third and fourth quarters of 2011, we incurred approximately $0.0 million, $0.0 million, $0.7 million and $0.0 million, respectively, of restructuring charges related to our 2008 and 2010 restructuring plan. During the first, second, third and fourth quarters of 2012, we incurred approximately $0.0 million, $0.0 million, $0.0 million and $0.0 million, respectively, of restructuring charges related to our 2008 and 2010 restructuring plans. See further discussion of our restructuring activities in Note 8.

During the preparation of the Company's consolidated financial statements for the year ended December 31, 2012 and the accounting analysis for the renewal of a long-term software contract, the Company determined that it had applied an inappropriate revenue recognition methodology in 2010 and 2011 to the contract. The Company recorded revenue as royalty payments were received on this contract and should have deferred all the revenue and direct and incremental costs until all the deliverables, except PCS, were delivered in 2012. This was corrected in the fourth quarter of 2012, and the net out-of-period impact of these adjustments was $1.1 million, consisting of a reduction of revenue and costs of $2.0 million and $0.9 million, respectively.

2011 quarterly amounts, and amounts for the quarters ended March 31, 2012 and June 30, 2012 have been retrospectively adjusted for discontinued operations. See Note 4.

This page intentionally left blank

This page intentionally left blank

This page intentionally left blank

CORPORATE INFORMATION



BOARD OF DIRECTORS *(Listed left to right)*

EXECUTIVE OFFICERS

Dana W. Kammersgard
President and Chief Executive Officer

Hanif I. Jamal
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

CORPORATE HEADQUARTERS
1351 South Sunset Street
Longmont, CO 80501

STOCK TRANSFER AND REGISTRAR
American Stock Transfer and Trust Company
6201 Fifteenth Avenue
New York, NY 11219

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche, LLP
555 Seventeenth Street, Suite 3600
Denver, CO 80202

LEGAL COUNSEL
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121

INVESTOR RELATIONS
(800) 704-3171
investors@dothill.com

ANNUAL MEETING OF STOCKHOLDERS
Dot Hill Systems Corp. will hold its annual meeting of stockholders on May 6, 2013 at 8:30 a.m., Mountain Standard Time at the Company's corporate office at 1841 Lefthand Circle, Longmont, CO 80501. A notice of the meeting, proxy and proxy statement will be mailed on or about April 8, 2013 at which time proxies will be solicited by the Board of Directors.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



HILL®

CORPORATE HEADQUARTERS
Dot Hill Systems Corp.
1351 South Sunset Street
Longmont, CO 80501

Toll-free (800) 872-2783
Tel (303) 845-3200
Fax (303) 845-3655

www.dothill.com